UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 29, 2025

FLUSHING FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

001-33013

(Commission File Number)

DELAWARE

(State or other jurisdiction of incorporation)

11-3209278

(I.R.S. Employer Identification Number)

220 RXR Plaza, Uniondale, New York 11556
(Address of principal executive offices)

(718) 961-5400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	FFIC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On December 29, 2025, Flushing Financial Corporation, a Delaware corporation (“Flushing”), OceanFirst Financial Corp., a Delaware corporation (“OceanFirst”), and Apollo Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of OceanFirst (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). On the terms and subject to the conditions set forth in the Merger Agreement, (a) Merger Sub will merge with and into Flushing, with Flushing continuing as the surviving entity (the “Merger”), (b) immediately following the Merger, Flushing will merge with and into OceanFirst, with OceanFirst continuing as the surviving entity (the “Second-Step Merger” and together with the Merger, the “Mergers”), and (c) on the day immediately following the Second-Step Merger, Flushing Bank, a New York chartered non-member bank and, prior to the Second-Step Merger, a wholly-owned subsidiary of Flushing (“Flushing Bank”), will merge with and into OceanFirst Bank, National Association, a national banking association and a wholly-owned subsidiary of OceanFirst (the “Bank”), with the Bank continuing as the surviving bank (the “Surviving Bank” and such merger, the “Bank Merger”).

The Merger Agreement was approved by the board of directors of Flushing (the “Flushing Board”) and the board of directors of OceanFirst (the “OceanFirst Board”). Subject to the receipt of requisite regulatory and stockholder approvals and satisfaction or waiver of other customary closing conditions, certain of which are described below, the parties anticipate that the Mergers, the Bank Merger and the accompanying Investment (as defined below) will close in the second quarter of 2026.

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of Flushing issued and outstanding immediately prior to the Effective Time (“Flushing Common Stock”), subject to certain exceptions, will be converted into the right to receive 0.85 of a share (the “Exchange Ratio”) of common stock, par value $0.01 per share, of OceanFirst (“OceanFirst Common Stock” and such consideration, the “Merger Consideration”). Holders of Flushing Common Stock will also be entitled to receive cash in lieu of fractional shares of OceanFirst Common Stock.

Certain Governance Matters

The Merger Agreement provides that the board of directors of the Surviving Corporation (as defined in the Merger Agreement) will have seventeen directors, and of such directors (a) six will be members of the Flushing Board as of immediately prior to the Effective Time (the “Flushing Directors”), (b) ten will be members of the OceanFirst Board as of immediately prior to the Effective Time (the “OceanFirst Directors”) and (c) one will be an individual designated by Warburg (as defined below). Under the Merger Agreement, OceanFirst has agreed to nominate the Flushing Directors and OceanFirst Directors for re-election at the: (i) 2026 and 2027 annual meetings of OceanFirst stockholders, if the closing of the Mergers (the “Merger Closing”) occurs before the 2026 annual meeting of OceanFirst stockholders or (ii) 2027 and 2028 annual meetings of OceanFirst stockholders, if the Merger Closing occurs after the 2026 annual meeting of OceanFirst stockholders.

OceanFirst may decrease the size of the board at the 2027 and/or 2028 meeting by up to four directors, provided that the proportional representation between Flushing Directors and OceanFirst Directors is maintained following the decrease. If a Flushing Director is not elected at an annual meeting of OceanFirst stockholders at which OceanFirst is required to nominate the Flushing Directors for election, then that Flushing Director has the right to serve on the OceanFirst advisory committee for up to two years (with compensation similar to other advisory committee members) and OceanFirst has agreed to increase the size of the OceanFirst Board and appoint a different person nominated by Flushing to such newly created seat on the OceanFirst Board.

Under the Merger Agreement, John R. Buran, the Chief Executive Officer of Flushing, will have the right to serve as the non-executive chairman of the OceanFirst Board for two years following the Merger Closing. Following such term or earlier resignation, retirement or disqualification, Christopher Maher, the Chief Executive Officer of OceanFirst, will be appointed as chairman of the OceanFirst Board for one year. Mr. Buran will also be nominated to the OceanFirst Board at each of the five annual meetings of OceanFirst stockholders following the Merger Closing.

The Merger Agreement also provides that, as of the Effective Time, the board of directors of the Surviving Bank (the “Surviving Bank Board”) will have the same directors as the board of directors of the Surviving Corporation (except for one additional director who will be a member of the board of directors of the Bank as of immediately prior to the Effective Time). Flushing Directors will be appointed to the Surviving Bank Board for as long as such Flushing Directors continue to serve on the OceanFirst Board.

The Merger Agreement further provides that, as of the Effective Time, (a) certain officers of Flushing will be appointed as additional officers of the Surviving Corporation and (b) the Surviving Corporation will retain Flushing’s current headquarters located in Uniondale, New York, which will serve as a hub for the Surviving Corporation’s operational presence in such geographic region.

Treatment of Flushing Equity Awards

The Merger Agreement provides that, at the Effective Time, each outstanding restricted stock unit award (each, a “Flushing RSU Award”) granted under the Flushing Financial Corporation 2014 Omnibus Incentive Plan or the Flushing Financial Corporation 2024 Omnibus Incentive Plan (collectively, the “Flushing Stock Plan”) that is not an Assumed Flushing RSU Award (as defined below), will become fully vested and will be cancelled and converted into the right to receive (i) a number of shares of OceanFirst Common Stock equal to the product of (A) the number of shares of Flushing Common Stock subject to such Flushing RSU Award immediately prior to the Effective Time (assuming achievement of the target level of performance for any Flushing RSU Award that is subject to performance-based vesting conditions for which the applicable performance period has not ended as of the Effective Time and the actual level of performance achieved for any Flushing RSU Award that is subject to performance-based vesting conditions for which the applicable performance period has ended prior to the Effective Time), multiplied by (B) the Exchange Ratio, and (ii) an amount in cash equal to the accrued dividend equivalent payments (if any) with respect to such Flushing RSU Award.

The Merger Agreement further provides that each outstanding Flushing RSU Award granted under the Flushing Stock Plan after December 29, 2025, including any such Flushing RSU Award that is subject to performance-based vesting conditions (each, an “Assumed Flushing RSU Award”), will, at the Effective Time, convert into a service-based restricted stock unit award of OceanFirst (an “OceanFirst RSU Award”), subject to the same terms and conditions applicable to such Assumed Flushing RSU Award immediately prior to the Effective Time, including with respect to service-based vesting conditions, “double-trigger” change in control accelerated vesting, and dividend equivalents, but not any performance conditions or performance-based vesting. The number of shares of OceanFirst Common Stock subject to each OceanFirst RSU Award will equal the product of (a) the number of shares of Flushing Common Stock subject to such Assumed Flushing RSU Award immediately prior to the Effective Time (assuming, in the case of any Assumed Flushing RSU Award that is subject to performance-based vesting, that performance was achieved at the target level of performance), multiplied by (b) the Exchange Ratio.

Certain Other Terms and Conditions of the Merger Agreement

The Merger Agreement contains certain customary representations and warranties from each of Flushing and OceanFirst. In addition, each of Flushing and OceanFirst has agreed to certain customary pre-closing covenants, including covenants to operate its business in the ordinary course in all material respects and to refrain from taking certain actions without the other party’s consent. Each party has agreed to additional covenants, including, among others, covenants relating to (a) in the case of Flushing, its obligation to call a meeting of its stockholders to adopt the Merger Agreement, and, subject to certain exceptions, the obligation of the Flushing Board to recommend that its stockholders adopt the Merger Agreement, (b) in the case of OceanFirst, its obligation to call a meeting of its stockholders to approve the issuance of shares of the OceanFirst Common Stock pursuant to the Merger Agreement and the Investment Agreement (as defined below) (the “Share Issuance”), and, subject to certain exceptions, the obligation of the OceanFirst Board to recommend that its stockholders approve the Share Issuance, and (c) mutual non-solicitation obligations related to alternative acquisition proposals.

The completion of the Merger is subject to the satisfaction or waiver of certain customary closing conditions, including (a) adoption of the Merger Agreement by the requisite vote of the Flushing stockholders and the approval of the Share Issuance by the requisite vote of the OceanFirst stockholders, (b) authorization for listing on the NASDAQ Global Select Market of the shares of OceanFirst Common Stock to be issued in the Share Issuance, subject to official notice of issuance, (c) the receipt of the requisite regulatory approvals from the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the New York Department of Financial Services, (d) no governmental entity having imposed, and no requisite regulatory approval containing a Materially Burdensome Regulatory Condition (as defined in the Merger Agreement), (e) effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”) by OceanFirst in connection with the transactions contemplated by the Merger Agreement and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn, (f) the absence of any order, injunction, decree or other legal restraint preventing the completion of the transactions contemplated by the Merger Agreement or any law making the completion thereof illegal and (g) the closing of the Investment occurring concurrently with the Merger Closing. Each party’s obligation to complete the Merger is also subject to certain additional conditions, including (i) subject to certain materiality thresholds, the accuracy of the representations and warranties of Flushing, in the case of OceanFirst and Merger Sub, and OceanFirst and Merger Sub, in the case of Flushing, (ii) performance in all material respects by Flushing, in the case of OceanFirst and Merger Sub, and OceanFirst and Merger Sub, in the case of Flushing, of its respective obligations under the Merger Agreement (subject to certain exceptions), and (iii) receipt by such party of an opinion from its counsel to the effect that the Merger and Second-Step Merger, taken together will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Flushing and OceanFirst. The Merger Agreement also provides that a termination fee of approximately $21.4 million will be payable by Flushing or OceanFirst, as applicable, upon termination of the Merger Agreement under certain circumstances.

The Merger Agreement provides that OceanFirst will be required to pay Flushing a termination fee of approximately $46.3 million under certain circumstances if the Merger Agreement is terminated pursuant to the terms of the Merger Agreement in the event the Investment is not consummated under certain circumstances.

Voting Agreements

Concurrently with its entry into the Merger Agreement, Flushing entered into voting agreements with each member of the OceanFirst Board and certain officers of OceanFirst (the “Voting Agreements”). The Voting Agreements require, among other things, that each of the directors and officers party thereto (in such directors’ and officers’ capacity as stockholders only) (a) vote all of the shares of OceanFirst Common Stock owned by them: (i) in favor of the Share Issuance and (ii) against alternative transactions or other proposals that could prevent or materially and adversely affect the consummation of the Merger, and (b) not, directly or indirectly, assign, sell, transfer or otherwise dispose of their shares of OceanFirst Common Stock, subject to certain exceptions, including a change in recommendation by the OceanFirst Board that is permitted under the terms of the Merger Agreement. The members of the Flushing Board and certain officers of Flushing entered into voting agreements with OceanFirst (in such directors’ and officers’ capacity as stockholders only), which included similar covenants to the Voting Agreements.

Investment Agreement

Concurrently with its entry into the Merger Agreement, OceanFirst entered into an investment agreement, dated December 29, 2025, with affiliates of funds managed by Warburg Pincus LLC (“Warburg” and such agreement, the “Investment Agreement”). Pursuant to the Investment Agreement, on the terms and subject to the conditions set forth therein, concurrently with the Merger Closing, (a) Warburg will invest an aggregate of $225 million in exchange for the sale and issuance of (i) approximately 9.7 million shares of OceanFirst Common Stock, at $19.76 per share of OceanFirst Common Stock, and (ii) 1,700 shares of a new class of OceanFirst non-voting, common-equivalent stock (“NVCE Stock”) representing the economic equivalent of approximately 1.7 million shares of OceanFirst Common Stock, at $19,760 per share of NVCE Stock, and (b) OceanFirst will issue to Warburg a warrant to purchase shares of NVCE Stock representing the economic equivalent of approximately 11.4 million shares of OceanFirst Common Stock with an exercise price of $19,760 per share of NVCE Stock (together with clause (a), the “Investment”).

The Investment Agreement contains customary representations, warranties and agreements of each party. The closing of the Investment is conditioned on, among other things, (a) the concurrent closing of the Merger, (b) filing of a Certificate of Designations with the Delaware Secretary of State in respect of the NVCE Stock, (c) Warburg receiving oral confirmation from the Board of Governors of the Federal Reserve System that its investment will not result in it being deemed to have “control” of OceanFirst for purposes of the BHC Act or CIBC Act (each as defined in the Investment Agreement) and (d) other customary closing conditions.

Additional information with respect to the terms and conditions of the Investment and the Investment Agreement, as well as the related documentation, can be found in Item 1.01 of OceanFirst’s Current Report on Form 8-K filed with the SEC on January 5, 2026 (the “OceanFirst 8-K”).

The foregoing descriptions of the Merger Agreement, the Voting Agreements and the Investment Agreement (collectively, the “Transaction Agreements”) and the transactions contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the full text of such agreements, copies of which are attached to this Current Report on Form 8-K as Exhibit 2.1 and Exhibit 10.1 in the case of the Merger Agreement and the Voting Agreements, respectively, and are incorporated herein by reference, and Exhibit 10.2 of the OceanFirst 8-K in the case of the Investment Agreement. The Transaction Agreements have been included to provide investors with information regarding their respective terms. The Transaction Agreements are not intended to provide any other factual information about Flushing, OceanFirst or their affiliates. The representations, warranties, covenants and agreements contained in the Transaction Agreements, and the other documents related thereto, were made only for purposes of such agreements as of the specific dates therein, were solely for the benefit of the parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to such Transaction Agreements, instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security-holders are not third-party beneficiaries under the Transaction Agreements and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the applicable Transaction Agreement, which subsequent information may or may not be fully reflected in Flushing’s public disclosures. The Transaction Agreements should not be read alone, but should instead be read in conjunction with the other information regarding OceanFirst, Flushing, Warburg and each of their respective affiliates or their respective businesses, the summaries of the Transaction Agreements and the transactions contemplated thereby that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of OceanFirst and Flushing and a prospectus of OceanFirst, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Flushing and OceanFirst makes with the SEC.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 29, 2025, in connection with the Mergers, Flushing entered into retention award agreements (the “Retention Agreements”) with Mr. Buran, Maria A. Grasso, and Francis W. Korzekwinski. Under these agreements, each officer is eligible to receive a cash retention award. Fifty percent of each award will be earned upon the closing of the Mergers, subject to continued employment through the closing date. The remaining fifty percent of the award will be earned on the six-month anniversary of the closing, subject to continued employment, except in cases of termination without cause, due to death or disability, or resignation for good reason as defined in the agreements. Mr. Buran is expected to incur a triggering termination in connection with his termination of employment with Flushing as of the closing date. If the Mergers do not occur and the Merger Agreement is terminated, no retention awards will be earned. Payments were made on or before December 31, 2025, subject to recoupment if the foregoing conditions are not satisfied. The agreements include confidentiality, non-solicitation, and, for Mr. Buran, non-competition covenants. The amounts of the cash retention awards are $1,800,000 for Mr. Buran, $875,000 for Ms. Grasso, and $750,000 for Mr. Korzekwinski.

In connection with the Mergers, Flushing has determined to accelerate payment of eighty-five percent of the estimated 2025 annual bonuses under the Annual Incentive Plan for Executive and Senior Officers (“AIP”), subject to participants entering into annual bonus pre-payment agreements (the “Annual Bonus Pre-Payment Agreements”). These agreements require repayment if actual performance does not meet estimates or if employment terminates before the normal bonus payment date, except as otherwise provided in the AIP. Recoupment is also required under Flushing’s generally applicable clawback policy. The accelerated estimated bonus payments made by December 31, 2025, are $529,255 for Mr. Buran, $191,599 for Susan K. Cullen, $222,484 for Ms. Grasso, $193,306 for Mr. Korzekwinski, and $164,181 for Michael Bingold.

In connection with the Mergers, Flushing will terminate its retiree health and welfare plans and related contractual obligations, including those for Messrs. Buran, Korzekwinski, and Bingold, and Mses. Cullen and Grasso. Each such officer entered into a release agreement (the “Release Agreements”) providing for a one-time cash payment in exchange for waiving any rights to retiree health and welfare benefits. Payments made by December 31, 2025, are $504,847 for Mr. Buran, $480,007 for Ms. Cullen, $555,072 for Ms. Grasso, $576,177 for Mr. Korzekwinski, and $505,072 for Mr. Bingold.

The foregoing descriptions of the Retention Agreements, the Annual Bonus Pre-Payment Agreements, and the Release Agreements are not complete and are subject to and qualified in their entirety by reference to the full text of such agreements, forms of which are attached to this Current Report on Form 8-K as Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4, respectively, and are incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 29, 2025, by and among Flushing Financial Corporation, OceanFirst Financial Corp. and Apollo Merger Sub Corp.*

10.1	Form of Voting Agreement

10.2	Form of Retention Agreement

10.3	Form of Annual Bonus Pre-Payment Agreement

10.4	Form of Release Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between OceanFirst and Flushing and the proposed investment by Warburg in equity securities of OceanFirst. Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between OceanFirst and Flushing and the proposed investment by Warburg, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of OceanFirst’s and Flushing’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of OceanFirst and Flushing. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite OceanFirst and Flushing stockholder approvals or the necessary regulatory approvals (and the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between OceanFirst and Flushing; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on OceanFirst’s and Flushing’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of OceanFirst and Flushing; (vii) potential difficulties in retaining OceanFirst and Flushing customers and employees as a result of the proposed transaction; (viii) OceanFirst’s and Flushing’s estimates of its financial performance; (ix) changes in general economic, political, or industry conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; (x) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; (xi) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of OceanFirst’s and Flushing’s underwriting practices and the risk of fraud; (xii) fluctuations in the demand for loans; (xiii) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund OceanFirst’s and Flushing’s activities particularly in a rising or high interest rate environment; (xiv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xv) results of examinations by regulatory authorities of OceanFirst or Flushing and the possibility that any such regulatory authority may, among other things, limit OceanFirst’s or Flushing’s business activities, restrict OceanFirst’s or Flushing’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase OceanFirst’s or Flushing’s allowance for credit losses, result in write-downs of asset values, restrict OceanFirst’s or Flushing’s ability or that of OceanFirst’s or Flushing’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvi) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xvii) changes in the markets in which OceanFirst and Flushing compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xiii) changes in consumer spending, borrowing and saving habits; (xix) slowdowns in securities trading or shifting demand for security trading products; (xx) the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; (xxi) legislative or regulatory changes; (xxii) changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxiii) potential litigation relating to the proposed transaction that could be instituted against OceanFirst, Flushing or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of OceanFirst’s or Flushing’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xxxi) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected expenses, factors or events; (xxxii) the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where OceanFirst and Flushing do business; and (xxxiii) the dilution caused by OceanFirst’s issuance of additional shares of its capital stock in connection with the transaction. The foregoing list of factors is not exhaustive. All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above.

You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of OceanFirst’s registration statement on Form S-4 that will contain a joint proxy statement/prospectus discussed below, when it becomes available, and other documents filed by OceanFirst or Flushing from time to time with the SEC. These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither OceanFirst nor Flushing presently knows or that OceanFirst or Flushing currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect OceanFirst’s and Flushing’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. OceanFirst and Flushing anticipate that subsequent events and developments will cause OceanFirst’s and Flushing’s assessments to change. While OceanFirst and Flushing may elect to update these forward-looking statements at some point in the future, OceanFirst and Flushing specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing OceanFirst’s and Flushing’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Flushing gives any assurance that either OceanFirst or Flushing, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This Current Report on Form 8-K is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of OceanFirst, Flushing or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

This Current Report on Form 8-K relates to the proposed transaction between OceanFirst and Flushing and the proposed investment in OceanFirst by Warburg Pincus. OceanFirst intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary joint proxy statement/prospectus to be distributed to holders of OceanFirst’s common stock and Flushing’s common stock in connection with OceanFirst’s and Flushing’s solicitation of proxies for the vote by OceanFirst’s stockholders and Flushing’s stockholders with respect to the proposed transaction. After the registration statement has been filed and declared effective, OceanFirst and Flushing will mail a definitive joint proxy statement/prospectus to their respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the OceanFirst stockholder meeting and at the Flushing stockholder meeting, as applicable. OceanFirst or Flushing may also file other documents with the SEC regarding the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO SUCH DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by OceanFirst or Flushing through the website maintained by the SEC at www.sec.gov.

The documents filed by OceanFirst or Flushing with the SEC also may be obtained free of charge at OceanFirst’s or Flushing’s website at https://ir.oceanfirst.com/, under the heading “Financials” or https://investor.flushingbank.com/, under the heading “Financials” , respectively, or upon written request to OceanFirst, Attention: Investor Relations, 110 West Front Street, Red Bank, New Jersey 07701 or Flushing, Attention: Investor Relations, 220 RXR Plaza, Uniondale, New York 11556, respectively.

Participants in Solicitation

OceanFirst and Flushing and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from OceanFirst’s stockholders or Flushing’s stockholders in connection with the proposed transaction under the rules of the SEC. OceanFirst’s stockholders, Flushing’s stockholders and other interested persons will be able to obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of OceanFirst and Flushing in OceanFirst’s registration statement on Form S-4 that will be filed, as well other documents filed by OceanFirst or Flushing from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of OceanFirst’s or Flushing’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by OceanFirst or Flushing will also be available free of charge from OceanFirst or Flushing using the contact information above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FLUSHING FINANCIAL CORPORATION

Date: January 5, 2026	By:	/s/ Susan K. Cullen
Name: Susan K. Cullen
Title: Senior Executive Vice President and Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

OCEANFIRST FINANCIAL CORP.,

APOLLO MERGER SUB CORP.

and

FLUSHING FINANCIAL CORPORATION

Dated as of December 29, 2025

3.20	Related Party Transactions	34
3.21	Takeover Statute	34
3.22	Reorganization	34
3.23	Opinion	34
3.24	Company Information	34
3.25	Loan Portfolio	35
3.26	Insurance	36
3.27	No Broker Dealers	36
3.28	No Other Representations or Warranties	36

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT		37

4.1	Corporate Organization	37
4.2	Capitalization	39
4.3	Authority; No Violation	40
4.4	Consents and Approvals	41
4.5	Reports	42
4.6	Financial Statements	43
4.7	Broker’s Fees	44
4.8	Absence of Certain Changes or Events	45
4.9	Legal Proceedings	45
4.10	Taxes and Tax Returns	45
4.11	Employees	46
4.12	Compliance with Applicable Law	49
4.13	Certain Contracts	51
4.14	Agreements with Governmental Entities	51
4.15	Risk Management Instruments	52
4.16	Environmental Matters	53
4.17	Investment Securities and Commodities	53
4.18	Real Property	54
4.19	Intellectual Property; Parent Systems	54
4.20	Related Party Transactions	56
4.21	Takeover Statute	56
4.22	Reorganization	56
4.23	Opinion	56
4.24	Parent Information	56
4.25	Loan Portfolio	56
4.26	Insurance	57
4.27	No Broker Dealers	58
4.28	Investment Agreement	58
4.29	No Other Representations or Warranties	58

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		59

5.1	Conduct of Business of Parent and Company Prior to the Effective Time	59
5.2	Company Forbearances	59
5.3	Parent Forbearances	64

ARTICLE VI ADDITIONAL AGREEMENTS		68

6.1	S-4; Joint Proxy Statement	69
6.2	Regulatory Filings; Consents	71
6.3	Access to Information; Confidentiality	72
6.4	Stockholders’ Approval	73
6.5	Legal Conditions to Merger	74
6.6	Stock Exchange Listing	74
6.7	Employee Matters	75
6.8	Indemnification; Directors’ and Officers’ Insurance	77
6.9	Additional Agreements	79
6.10	Advice of Changes	79
6.11	Litigation and Claims	79
6.12	Dividends	80
6.13	Corporate Governance	80
6.14	Acquisition Proposals	84
6.15	Public Announcements	88
6.16	Operating Functions	89
6.17	Takeover Statutes	89
6.18	Assumption of Company Debt	89
6.19	Cybersecurity	90
6.20	Exemption from Liability Under Section 16(b)	90
6.21	Investment Agreement	91

ARTICLE VII CONDITIONS PRECEDENT		94

7.1	Conditions to Each Party’s Obligation to Effect the Mergers	94
7.2	Conditions to Obligations of Parent and Merger Sub	95
7.3	Conditions to Obligations of the Company	96

ARTICLE VIII TERMINATION		97

8.1	Termination	97
8.2	Effect of Termination	102

ARTICLE IX GENERAL PROVISIONS		105

9.1	Nonsurvival of Representations, Warranties and Agreements	105
9.2	Amendment	105
9.3	Extension; Waiver	106
9.4	Expenses	106
9.5	Notices	106
9.6	Interpretation	107
9.7	Counterparts	108
9.8	Entire Agreement	108
9.9	Governing Law; Jurisdiction	109
9.10	Waiver of Jury Trial	109

9.11	Assignment; Third Party Beneficiaries; Certain Remedies	109
9.12	Remedies; Specific Performance	111
9.13	Severability	111
9.14	Confidential Supervisory Information	111
9.15	Delivery by Electronic Transmission	111

EXHIBITS

Exhibit A – Bank Merger Agreement

Exhibit B – Form of Company Support Agreement

Exhibit C – Form of Parent Support Agreement

Exhibit D – Surviving Entity Certificate

Exhibit E – Surviving Entity Bylaws

INDEX OF DEFINED TERMS

Section
Acquisition Proposal	6.14(g)(i)
Action	3.9(a)
affiliate	9.6
Agreement	Preamble
AI Technologies	3.19(c)
Bank Merger	Recitals
Bank Merger Agreement	Recitals
Bank Merger Certificate	1.12
Bank Regulator	3.12(d)
BHC Act	3.1(a)
Bonus Plans	6.7(g)
Business Day	9.6
Chairman Term	6.13(h)
Chosen Courts	9.9(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Bank	Recitals
Company Benefit Plans	3.11(a)
Company Board	Recitals
Company Board Recommendation	6.14(c)
Company Bylaws	1.9
Company Certificate	1.8
Company Common Stock	1.5(a)
Company Contract	3.13(a)
Company Director. RSU Award	1.7(b)
Company Directors	6.13(a)
Company Disclosure Schedule	Article III
Company Equity Plan	1.7(a)
Company ERISA Affiliate	3.11(a)
Company Indemnified Parties	6.8(a)
Company Insiders	6.19
Company Intellectual Property	3.19(a)
Company Leased Property	3.18(b)
Company Meeting	6.4(a)
Company Owned Property	3.18(a)
Company Qualified Plans	3.11(d)
Company Real Property	3.18(b)
Company Real Property Leases	3.18(b)
Company Regulatory Agreement	3.14
Company Reports	3.5(b)
Company RSU Award	1.7(a)

v

Company Severance Plans	6.7(f)
Company Subsidiary	3.1(b)
Company Support Agreements	Recitals
Company Systems	3.19(b)
Company’s Systems Consultant	6.19
Condition Satisfaction Date	1.2
Confidentiality Agreement	6.3(b)
Continuing Employees	6.7(a)
Delaware Secretary	1.1(a)
Derivative Contract	3.15(a)
Determination Date	8.1(l)(iii)
Determination Notice	6.14(d)(ii)
DGCL	1.1(a)
DOL	3.11(b)
Effective Time	1.1(a)
Enforceability Exceptions	3.3(a)
Environmental Laws	3.16(a)
Equity Financing	Recitals
ERISA	3.11(a)
Exception Shares	1.5(a)
Exchange Act	3.4
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.5(a)
extent	9.6
FDIC	3.1(d)
Federal Home Loan Bank	3.1(d)
Federal Reserve Board	3.1(a)
Final Index Price	8.1(l)(iv)
Financing Conditions	4.28(b)
First-Step Closing	1.2
First-Step Merger	Recitals
First-Step Merger Certificate	1.1(a)
GAAP	3.1(a)
Governmental Entity	3.4
Index	8.1(l)(v)
Index Ratio	8.1(l)(vi)
Initial Index Price	8.1(l)(vii)
Initial Parent Market Value	8.1(l)(viii)
Intellectual Property	3.19(a)
Intervening Event	6.14(g)(iii)
Investment Agreement	Recitals
Investor	Recitals
Investor Director	6.13(a)
IRS	3.11(b)
Joint Proxy Statement	3.4

KBW	4.7
knowledge of Parent	9.6
knowledge of the Company	9.6
Laws	3.3(b)
Liens	3.2(b)
Loan Participation	3.25(b)
Loans	3.25(a)
made available	9.6
Material Adverse Effect	3.1(a)
Materially Burdensome Regulatory Condition	6.2(c)
Merger Certificates	1.1(b)
Merger Consideration	1.5(a)
Merger Sub	Preamble
Merger Sub Bylaws	4.1(c)
Merger Sub Certificate	4.1(c)
Mergers	Recitals
Multiemployer Plan	3.11(g)
Multiple Employer Plan	3.11(g)
NASDAQ	2.2(e)
New Certificates	1.5(c)
New Plans	6.7(b)
Non-Voting Common Equivalent Stock	Recitals
Notice Period	6.14(d)(ii)
NYDFS	3.4
OCC	3.4
Old Certificate	1.5(b)
Order	3.9(b)
ordinary course of business	9.6
Parent	Preamble
Parent Bank	Recitals
Parent Benefit Plans	4.11(a)
Parent Board	Recitals
Parent Board Recommendation	6.14(c)
Parent Bylaws	1.9
Parent Certificate	1.8
Parent Common Stock	1.5(a)
Parent Contract	4.13
Parent Directors	6.13(a)
Parent Disclosure Schedule	Article IV
Parent Equity Awards	4.2(a)
Parent Equity Plan	4.2(a)
Parent ERISA Affiliate	4.11(a)
Parent Intellectual Property	4.19(a)
Parent Market Value	8.1(l)(ix)
Parent Meeting	6.4(a)
Parent Owned Property	4.18

Parent Performance-Vested Restricted Stock Awards	4.2(a)
Parent Qualified Plans	4.11(c)
Parent Real Property	4.18
Parent Regulatory Agreement	4.14
Parent Reports	4.5(b)
Parent Share Issuance	4.3(a)
Parent Subsidiary	4.1(b)
Parent Support Agreements	Recitals
Parent Systems	4.19(b)
Parent Time-Vested Restricted Stock Awards	4.2(a)
Parent’s Systems Consultant	6.19
party	9.6
PBGC	3.11(b)
Permitted Encumbrances	3.18(a)
person	9.6
Personal Data	3.12(b)
Piper Sandler	3.7
Premium Cap	6.8(b)
Recommendation Change	6.14(c)
Representatives	3.6(d)
Requisite Company Vote	3.3(a)
Requisite Parent Vote	4.3(a)
Requisite Regulatory Approvals	6.2(c)
Restrictive Covenant	3.11(o)
Reverse Termination Fee	8.2(c)(iv)
S-4	3.4
Sarbanes-Oxley Act	3.6(c)
SEC	3.4
Second-Step Closing	1.2
Second-Step Effective Time	1.1(b)
Second-Step Merger	Recitals
Second-Step Merger Certificate	1.1(b)
Securities Act	3.5(b)
Subsidiary	3.1(a)
Superior Proposal	6.14(g)(ii)
Surviving Corporation	Recitals
Surviving Entity	Recitals
Surviving Entity Bylaws	1.9
Surviving Entity Certificate	1.8
Systems Consultant	6.19
Systems Consultants	6.19
Systems Reports	6.19
Takeover Statutes	3.21
Tax	3.10(i)
Taxes	3.10(i)
Termination Date	8.1(c)

Termination Fee	8.2(b)(i)
transactions contemplated by this Agreement	9.6
transactions contemplated hereby	9.6
U.S.	9.6
willful breach	9.6

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 29, 2025 (this “Agreement”), is by and among OCEANFIRST FINANCIAL CORP., a Delaware corporation (“Parent”), APOLLO MERGER SUB CORP., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and FLUSHING FINANCIAL CORPORATION, a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which (i) Merger Sub will, on the terms and subject to the conditions set forth herein, merge with and into the Company (the “First-Step Merger”), with the Company as the surviving corporation in the First-Step Merger becoming a wholly-owned Subsidiary of Parent (hereinafter sometimes referred to in such capacity as the “Surviving Entity”) and (ii) immediately thereafter, Parent shall cause the Surviving Entity to merge with and into Parent (the “Second-Step Merger”, and together with the First-Step Merger, the “Mergers”), with Parent as the surviving corporation in the Second-Step Merger (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, on the day immediately following the consummation of the Mergers, Flushing Bank, a New York chartered non-member bank and a wholly-owned Subsidiary of the Company (“Company Bank”), will merge (the “Bank Merger”) with and into OceanFirst Bank, National Association, a national banking association and a wholly-owned Subsidiary of Parent (“Parent Bank”), with Parent Bank as the surviving entity in the Bank Merger, pursuant to that certain Agreement and Plan of Merger, dated as of the date of this Agreement, by and between Company Bank and Parent Bank, and attached hereto as Exhibit A (the “Bank Merger Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent has entered into an investment agreement (the “Investment Agreement”) by and between Parent and the investor named therein (the “Investor”), pursuant to which, on the terms and subject to the conditions set forth in the Investment Agreement, concurrently with the Closing, the Investor will make an equity investment in Parent of $225,000,000 (the “Equity Financing”), in exchange for shares of Parent Common Stock and shares of Non-Voting Common Equivalent Stock, par value $0.01 per share, of Parent (the “Non-Voting Common Equivalent Stock”);

WHEREAS, (a) the Board of Directors of Parent (the “Parent Board”) has adopted a resolution approving this Agreement, declaring its advisability and approving the transactions contemplated hereby, including the Mergers and Parent Share Issuance, (b) the Board of Directors of the Company (the “Company Board”) has adopted a resolution approving this Agreement, declaring its advisability and approving and the transactions contemplated hereby, including the Mergers, (c) the Board of Directors of Merger Sub has adopted a resolution approving this Agreement, declaring its advisability and approving the transactions contemplated hereby, including the Mergers and (d) Parent, as the sole stockholder of Merger Sub, has adopted this Agreement by future effective written consent, to be effective upon the execution and delivery of this Agreement by all parties hereto and delivery of an executed copy of this Agreement to Parent;

WHEREAS, concurrently with the execution and delivery of this Agreement, (a) as a condition and inducement to Parent’s willingness to enter into this Agreement, certain officers of the Company and each member of the Company Board has entered into separate Support Agreements with Parent, in substantially the form attached hereto as Exhibit B, in connection with the Requisite Company Vote (the “Company Support Agreements”) and (b) as a condition and inducement to the Company’s willingness to enter into this Agreement, certain officers of Parent and each member of the Parent Board has entered into separate Support Agreements with the Company, in substantially the form attached hereto as Exhibit C, in connection with the Requisite Parent Vote (the “Parent Support Agreements”);

WHEREAS, for federal income tax purposes, it is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions precedent to the consummation of the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGERS

1.1 The Mergers; Effective Time.

(a) Subject to the terms and conditions in this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into the Company. The Company shall be the Surviving Entity in the First-Step Merger, and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the First-Step Merger, the separate corporate existence of Merger Sub shall terminate. At the Closing, Parent and the Company shall cause to be filed a certificate of merger, duly executed by the Company, with the Secretary of State of the State of Delaware (the “Delaware Secretary”) in accordance with the DGCL (the “First-Step Merger Certificate”). The First-Step Merger shall become effective at such time as the First-Step Merger Certificate is duly filed with the Secretary of State of the State of Delaware (or at such later time as may be mutually agreed by the parties and as specified in the First-Step Merger Certificate). The time as of which the First-Step Merger becomes effective is referred to herein as the “Effective Time.”

(b) Immediately following the Effective Time, subject to the terms and conditions of this Agreement, in accordance with the DGCL, the Surviving Entity shall merge with and into Parent. Parent shall be the Surviving Corporation in the Second-Step Merger, and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Second-Step Merger, the separate corporate existence of the Surviving Entity shall terminate. At the Closing, following the Effective Time, Parent shall file a certificate of merger with the Delaware Secretary (the “Second-Step Merger Certificate” and, together with the First-Step Merger Certificate, the “Merger Certificates”). The Second-Step Merger shall become effective at such time as the Second-Step Merger Certificate is duly filed with the Secretary of State of the State of Delaware (or at such later time as may be mutually agreed by the parties and as specified in the Second-Step Merger Certificate as of the date and time specified in the Second-Step Merger Certificate). The time as of which the Second-Step Merger becomes effective is referred to herein as the “Second-Step Effective Time.”

1.2 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the First-Step Merger (the “First-Step Closing”) and, subsequently, the closing of the Second-Step Merger (the “Second-Step Closing” and, with the First-Step Closing, collectively the “Closing”) will take place by electronic exchange of documents beginning at 10:00 a.m., New York City time, on the last Business Day of the month containing the date on which the conditions set forth in Article VII of this Agreement are first satisfied or, if permitted by applicable Law, waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or, if permitted by applicable Law, written waiver of such conditions at the Closing) (the “Condition Satisfaction Date”), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3 Effects of the Mergers. At and after the Effective Time, the First-Step Merger shall have the effects set forth in the applicable provisions of the DGCL. At and after the Second-Step Effective Time, the Second-Step Merger shall have the effects set forth in the applicable provisions of the DGCL.

1.4 Effects of First-Step Merger on Merger Sub Common Stock. At and after the Effective Time, by virtue of the First-Step Merger and without any action on the part of Merger Sub or the Company, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Entity.

1.5 Conversion of Company Common Stock in First-Step Merger. At the Effective Time, by virtue of the First-Step Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Subject to Section 2.2(e), each share of the common stock, $0.01 par value, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding shares of Company Common Stock held by the Company as treasury stock or held by the Company, any Subsidiary of the Company, Parent or any Subsidiary of Parent (other than, in each case, to the extent any exist, (i) shares of Company Common Stock held in any employee benefit plans or related trust accounts, managed accounts, mutual funds and the like, or (ii) otherwise held in any fiduciary or agency capacity or as a result of debts previously contracted (clauses (i) and (ii), the “Exception Shares”))), shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive 0.85 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (such common stock, the “Parent Common Stock” and such shares of Parent Common Stock, the “Merger Consideration”).

(b) Each share of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, an “Old Certificate”, it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) shall thereafter represent only the right to receive (x) the Merger Consideration in accordance with, and subject to, this Section 1.5(b) and the other terms of this Article I, (y) cash in lieu of fractional shares of Parent Common Stock that the shares of Company Common Stock represented by such Old Certificate would have otherwise been converted into, in accordance with and subject to this Section 1.5 and Section 2.2(e), without any interest thereon, and (z) any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.2(b), in the case of each of the foregoing, without any interest thereon and subject to all applicable withholding of Tax in accordance with Section 2.3.

(c) Old Certificates previously representing shares of Company Common Stock shall be exchanged, upon the surrender of such Old Certificates to the Exchange Agent pursuant to the terms and conditions set forth in Section 2.2, for (i) evidence of shares in book-entry form or, at Parent’s option, certificates, representing the Merger Consideration (collectively, referred to herein as “New Certificates”), as well as for (ii) any dividends or distributions with respect thereto that such holder becomes entitled to receive pursuant to Section 2.2(b) and (iii) any cash in lieu of fractional shares issued in consideration therefor, in each case without any interest thereon and subject to all applicable withholding of Tax in accordance with Section 2.3.

(d) If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, reclassification, stock dividend, stock split, reverse stock split or similar change in capitalization, but, in each case, excluding the Equity Financing, or there shall be any extraordinary dividend or extraordinary distribution (which, for the avoidance of doubt, shall not include the Company’s or Parent’s regular quarterly cash dividend), an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this sentence shall be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(e) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by the Company or Parent, or their respective Subsidiaries (in each case other than Exception Shares) shall be cancelled and shall cease to exist and no Merger Consideration shall be delivered in exchange therefor.

1.6 Effects of Second-Step Merger on Parent and Company Common Stock. At the Second-Step Effective Time, by virtue of the Second-Step Merger and without any action on the part of Parent or the Surviving Entity, each share of (a) Parent Common Stock issued and outstanding immediately prior to such time shall remain issued and outstanding and shall not be affected by the Second-Step Merger (it being understood that upon the Second-Step Effective Time, the Parent Common Stock, including the shares issued to former holders of Company Common Stock and the shares of Parent Common Stock and Non-Voting Common Equivalent Stock issued in the Equity Financing, shall be the capital stock of the Surviving Corporation) and (b) common stock of the Surviving Entity issued and outstanding immediately prior to such time, shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

1.7 Treatment of Company Equity Awards.

(a) At the Effective Time, each restricted stock unit award in respect of shares of Company Common Stock granted under either the Flushing Financial Corporation 2014 Omnibus Incentive Plan or the Flushing Financial Corporation 2024 Omnibus Incentive Plan (collectively, the “Company Equity Plan”) that is outstanding immediately prior to the Effective Time (a “Company RSU Award”) and that is not a Company Director RSU Award or an Assumed Company RSU Award shall, automatically and without any required action on the part of the holder thereof, become fully vested and each holder thereof shall be entitled to receive (i) a number of shares of Parent Common Stock equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time (assuming the achievement of (x) the target level of performance for any Company RSU Award that is subject to performance-based vesting conditions for which the applicable performance period has not ended as of the Effective Time and (y) the actual level of performance achieved for any Company RSU Award that is subject to performance-based vesting conditions for which the applicable performance period has ended prior to the Effective Time), multiplied by (B) the Exchange Ratio, less applicable Tax withholdings pursuant to Section 2.3, with any fractional shares rounded to the nearest whole share of Parent Common Stock and (ii) an amount in cash equal to the dividend equivalent payments (if any) with respect to such Company RSU Award that the holder thereof has the right to receive pursuant to Section 2.2(b).

(b) At the Effective Time, each Company RSU Award that is held by a current or former non-employee director that is outstanding immediately prior to the Effective Time and that is not an Assumed Company RSU Award (a “Company Director RSU Award”) shall, automatically and without any required action on the part of the holder thereof, become fully vested and each holder thereof shall be entitled to receive (i) a number of shares of Parent Common Stock equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Parent Common Stock and (ii) an amount in cash equal to the dividend equivalent payments (if any) with respect to such Company RSU Award that the holder thereof has the right to receive pursuant to Section 2.2(b).

(c) At the Effective Time, each Company RSU Award that is granted following the date of this Agreement and that is outstanding immediately prior to the Effective Time (an “Assumed Company RSU Award”) shall, automatically and without any required action on the part of the holder thereof, be assumed and converted into a restricted stock unit award (a “Parent RSU Award”) in respect of that number of shares of Parent Common Stock (with any fractional shares rounded to the nearest whole share) equal to the product of (i) the total number of shares of Company Common Stock subject to such Assumed Company RSU Award immediately prior to the Effective Time (assuming, in the case of any Assumed Company RSU Award that is subject to performance-based vesting, that performance was achieved at the target level of performance), multiplied by (ii) the Exchange Ratio. Each such Parent RSU Award shall continue to have, and shall be subject to, the same terms and conditions (including with respect to service-based vesting, “double-trigger” change in control accelerated vesting, and dividend equivalents, but not any performance conditions or performance-based vesting) as applied to the corresponding Assumed Company RSU Award immediately prior to the Effective Time.

(d) “Company Equity Awards” shall mean Company RSU Awards, Company Director RSU Awards, and Assumed Company RSU Awards

(e) At or prior to the Effective Time, the Company, the Company Board and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the provisions of this Section 1.7, (ii) ensure that following the Effective Time, there are no obligations with respect to the Company Equity Awards other than as set forth in this Section 1.7 and (iii) for purposes of granting new Company Equity Awards under the Company Equity Plan following the Effective Time, terminate the Company Equity Plan effective as of the Effective Time; provided that no action taken by the Company shall be required to be irrevocable until immediately prior to the Effective Time.

(f) At or prior to the Effective Time, Parent, the Parent Board and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of Section 1.7(c). On the Closing Date or as soon thereafter as reasonably practicable, but in no event later than ten (10) Business Days after the Closing Date, Parent shall file a post-effective amendment to the S-4 or a registration statement on Form S-8 with respect to the shares of Parent Common Stock subject to the applicable adjusted Assumed Company RSU Awards and shall maintain the effectiveness of such registration statement for so long as such Assumed Company RSU Awards remain outstanding.

1.8 Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the Certificate of Incorporation of the Company, as amended (the “Company Certificate”), as in effect immediately prior to the Effective Time, shall be amended and restated in the form attached hereto as Exhibit D (the “Surviving Entity Certificate”), which shall thereafter be the certificate of incorporation of the Surviving Entity until amended in accordance with its terms and applicable Law. At the Second-Step Effective Time, the Certificate of Incorporation of Parent (the “Parent Certificate”) as in effect immediately prior to the Second-Step Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable Law.

1.9 Bylaws of the Surviving Corporation. At the Effective Time, the Amended and Restated Bylaws of the Company (the “Company Bylaws”) shall be amended and restated in the form attached hereto as Exhibit E (the “Surviving Entity Bylaws”), which shall thereafter be the Bylaws of the Surviving Entity until amended in accordance with their terms and applicable Law. At the Second-Step Effective Time, the Amended and Restated Bylaws of Parent (the “Parent Bylaws”) as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and applicable Law.

1.10 Directors; Officers. Except as otherwise provided in Section 6.13, at and immediately after the Effective Time, the directors and officers of the Company shall consist of the directors and officers of Merger Sub in office as of immediately prior to the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation, or removal from office. Except as otherwise provided in Section 6.13, the directors and officers of Parent in office as of the Second-Step Effective Time shall continue as directors and officers of the Surviving Corporation until such their respective successors are duly elected or appointed and qualified or until their earlier death, resignation, or removal from office.

1.11 Tax Consequences. It is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.12 Bank Merger. Promptly after the date of this Agreement, Company Bank and Parent Bank will enter into the Bank Merger Agreement. Subject to the terms and conditions of the Bank Merger Agreement, on the day immediately following the consummation of the Mergers, the Surviving Corporation shall cause Company Bank and Parent Bank to consummate the Bank Merger under which Company Bank will merge with and into Parent Bank pursuant to the Bank Merger Agreement, with Parent Bank as the surviving bank in the Bank Merger. Prior to the Effective Time, the Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute such certificates of merger and such other documents and certificates as are necessary to make the Bank Merger effective (the “Bank Merger Certificate”) on the day immediately following the Second-Step Effective Time. The Bank Merger shall become effective on the day immediately following the Second-Step Effective Time or at such time and date as specified in the Bank Merger Agreement in accordance with applicable Law, or at such other time as shall be provided by applicable Law.

ARTICLE II

EXCHANGE OF SHARES

2.1 Parent to Make Merger Consideration Available. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of paying the Merger Consideration (and any cash in lieu of any fractional shares of Parent Common Stock). At or immediately prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Old Certificates and for exchange in accordance with this Article II, (a) New Certificates representing the aggregate Merger Consideration to be issued pursuant to Section 1.5 and exchanged pursuant to Section 2.2(a) and (b) cash in an amount sufficient to pay cash in lieu of any fractional shares of Parent Common Stock (such cash and New Certificates described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto (after giving effect to Section 6.12), being hereinafter referred to as the “Exchange Fund”); provided that no investment income or losses on the Exchange Fund shall affect the amount of cash payable to the holders of Old Certificates.

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than five (5) Business Days thereafter, Parent and the Company shall cause the Exchange Agent to mail to each holder of record of one (1) or more Old Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, (i) a letter of transmittal in form and substance reasonably acceptable to Parent and the Company (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Old Certificates in exchange for (A) the Merger Consideration that such holder shall have become entitled to receive in accordance with, and subject to, Section 1.5, (B) any cash in lieu of fractional shares of Parent Common Stock that the shares of Company Common Stock represented by such Old Certificate would have otherwise been converted into, in accordance with and subject to Section 1.5 and Section 2.2(e), and (C) any dividends or distributions that the holder thereof has the right to be paid pursuant to Section 2.2(b), in the case of each of the foregoing, subject to all applicable withholding of Tax in accordance with Section 2.3. From and after the Effective Time, upon proper surrender of an Old Certificate for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal duly executed, the holder of such Old Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing the Merger Consideration that such holder of Company Common Stock shall have become entitled to receive in accordance with, and subject to, Section 1.5, and (ii) a check representing the amount of any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate pursuant to Section 2.2(e) and any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrue on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until each Old Certificate is surrendered as contemplated by this Section 2.2, such Old Certificate shall be deemed at all times after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor), subject to all applicable withholding of Tax in accordance with Section 2.3.

(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to any holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any dividends or other distributions having a record date after the Effective Time, without any interest thereon, which, following the Effective Time and prior to the time such Old Certificate is so surrendered, had become payable with respect to the Merger Consideration that the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive.

(c) If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Old Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration (together with any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate in accordance with Section 2.2(e) and/or any dividends or distributions payable with respect thereto in accordance with Section 2.2(b)), subject to all applicable withholding of Tax in accordance with Section 2.3.

(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall, following the Effective Time, pay to each former stockholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the volume weighted average trading price of Parent Common Stock on the NASDAQ Global Select Market (the “NASDAQ”) as reported by The Wall Street Journal (or, if such information is no longer reported therein, as reported by a comparable internationally recognized source mutually determined by Parent and the Company) for the fifteen (15) consecutive full trading days ending on the last trading day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for one (1) year after the Effective Time shall be paid to Surviving Corporation. Any former stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration (together with any dividends or distributions payable with respect thereto in accordance with Section 2.2(b) and cash in lieu of fractional shares issued in consideration therefor in accordance with Section 2.2(e)) in respect of each former share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such amount and on such terms as the Exchange Agent, in consultation with the Surviving Corporation, may reasonably determine is necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration (together with any dividends or distributions with respect thereto and any cash in lieu of fractional shares issued in consideration therefor) in respect thereof pursuant to this Agreement.

2.3 Tax Withholdings. Notwithstanding anything to the contrary herein, each of Parent and Merger Sub shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock, cash dividends or distributions payable pursuant to Section 2.2 or any other amounts otherwise payable pursuant to this Agreement to any person, including any holder of Company Equity Awards, such amounts as it determines it is required to deduct and withhold with respect to the making of such payment or vesting or settlement of such Company Equity Awards under the Code or any provision of state, local or foreign Tax Law, which Taxes, in the case of Company Equity Awards, shall be satisfied by Parent withholding the number of shares of Parent Common Stock necessary to satisfy applicable withholding Taxes that would otherwise be issuable to the holder of a Company Equity Award in respect of such Company Equity Award. To the extent that amounts or shares of Parent Common Stock, as applicable, are so withheld by Parent, Merger Sub or the Exchange Agent, as the case may be, and the applicable Taxes are paid over to the appropriate Governmental Entity, the withheld amounts or shares of Parent Common Stock shall be treated for all purposes of this Agreement as having been paid or delivered to the person in respect of which the deduction and withholding was made by Parent, Merger Sub or the Exchange Agent, as the case may be. Notwithstanding anything herein to the contrary, any amounts payable in connection with the Closing in respect of any Company Equity Award pursuant to Section 1.7, with respect to employee award holders of the Company and its Subsidiaries may be made through the payroll system of the Surviving Corporation or one of its Subsidiaries.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or effect, change, event, circumstance, condition, occurrence or development or that such item would or would reasonably be expected to result in a Material Adverse Effect on the Company and (iii) any disclosures made in the Company Disclosure Schedule with respect to a section of this Article III shall be deemed to qualify any other section of this Article III (A) that is specifically referenced or cross-referenced in such disclosure or (B) that is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other section of this Article III or (b) as disclosed in any Company Reports publicly filed with the SEC by the Company after January 1, 2024, and prior to the date of this Agreement (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Company has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to the Company, Parent or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, individually or in the aggregate is, or is reasonably expected to have a material and adverse effect on (x) the financial position, results of operations, business, assets or liabilities of such person and its Subsidiaries, taken as a whole, or (y) ability of such person to perform its obligations under this Agreement; provided, however, that for the purposes of clause (x) above, Material Adverse Effect shall not be deemed to include the impact of: (i) changes, after the date of this Agreement, in Law or interpretations of Law by Governmental Entities; (ii) changes, after the date of this Agreement, in U.S. generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks or bank holding companies generally; (iii) changes, after the date of this Agreement in general economic or capital market conditions affecting financial institutions or their market prices generally, including, changes in levels of interest rates generally; (iv) the effects of the expenses incurred by Company or Parent or their respective affiliates in negotiating, documenting, effecting, and consummating the transactions contemplated by this Agreement; (v) any action or omission required by this Agreement or taken, after the date of this Agreement, by Company with the prior written consent of Parent, and vice versa, or as otherwise expressly permitted or contemplated by this Agreement; (vi) the public announcement of this Agreement or the pendency of the transactions contemplated hereby (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, lessors or employees); (vii) changes, after the date of this Agreement, in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; (viii) natural disasters, pandemics (including the outbreaks, epidemics or pandemics, and the governmental and other responses thereto) or other force majeure events; (ix) a failure, in and of itself, to meet earnings projections or internal financial forecasts or any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, but not including any underlying causes thereof; (x) a decline in the trading price of the Company Common Stock or Parent Common Stock (as applicable) or in any other securities of Parent or the Company (as applicable) that are traded at such time, but not including any underlying causes thereof; and (xi) only in respect of the Company, the matters set forth on Section 3.1(a) of the Company Disclosure Schedules; except, with respect to subclauses (i), (ii), (iii), (vii) or (viii), to the extent that the effects of such change are disproportionately adverse to the financial position, results of operations, business, assets or liabilities of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate. As used in this Agreement, the term “Subsidiary”, when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act.

(b) Each Subsidiary of the Company (a “Company Subsidiary”), (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing or operation of property or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so qualified or in good standing has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (iii) has all requisite company, partnership or corporate (as applicable) power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted, except where the failure to have such power and authority has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There are no material restrictions on the ability of any Company Subsidiary to pay dividends or distributions except, in the case of a Company Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. Other than Company Bank and those Subsidiaries set forth in Section 3.1(b) of the Company Disclosure Schedule, there are no Company Subsidiaries as of the date of this Agreement. The Company does not have any material equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture, or other entity that is not a Company Subsidiary.

(c) True, correct and complete copies of the Company Certificate and the Company Bylaws as in effect as of the date of this Agreement have previously been made available by the Company to Parent.

(d) Company Bank is a non-member bank duly organized, validly existing and in good standing under the laws of the State of New York. The deposit accounts of Company Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of the Company, threatened. Company Bank is a member in good standing of the Federal Home Loan Bank of New York (the “Federal Home Loan Bank”) and owns the requisite amount of stock therein.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, $0.01 par value, of which no shares of preferred stock are issued or outstanding. As of two (2) Business Days prior to the date of this Agreement, there are (i) 33,778,438 shares of Company Common Stock issued and outstanding, (ii) 4,899,349 shares of Company Common Stock held in treasury, (iii) 521,366 shares of Company Common Stock reserved for issuance upon the settlement of the outstanding Company RSU Awards subject to solely service-based vesting, (iv) 139,050 shares of Company Common Stock reserved for issuance upon the settlement of the outstanding Company RSU Awards that are subject to performance-vesting conditions assuming that performance with respect thereto is achieved at the target level (and 208,575 shares of Company Common Stock assuming that performance with respect thereto is achieved at the maximum level), (v) 48,000 shares of Company Common Stock reserved for issuance upon the settlement of the outstanding Company Director RSU Awards, (vi) 647,051 shares of Company Common Stock reserved for future grants under the Flushing Financial Corporation 2024 Omnibus Incentive Plan, and (vii) no other shares of capital stock or other equity or voting securities of the Company issued, reserved for issuance or outstanding. As of the date of this Agreement, all of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights, with no personal liability attaching to the ownership thereof. There are no trust preferred or subordinated debt securities of the Company issued or outstanding. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote. Other than the Company Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a) and the phantom shares of Company Common Stock credited as supplemental credits under, and pursuant to the terms of, the Flushing Bank Supplemental Savings and Incentive Plan, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in the Company, or contracts, commitments, understandings or arrangements by which the Company may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in the Company, or that otherwise obligate the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. The Company is not a party to any voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of Company Common Stock or other equity interests of the Company, other than the Company Support Agreements. Section 3.2(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of two (2) Business Days prior to the date of this Agreement, of all the Company Equity Awards issued and outstanding under each Company Equity Plan specifying, on a holder-by-holder basis, (A) the name of each holder, (B) the number of shares subject to each such Company Equity Award, (C) the grant date of each such Company Equity Award and (D) the vesting schedule for each such Company Equity Award. Other than the Company Equity Awards and the phantom shares of Company Common Stock credited as supplemental credits under, and pursuant to the terms of, the Flushing Bank Supplemental Savings and Incentive Plan, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of the Company or any of its Subsidiaries) are outstanding.

(b) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to other actions described in this Section 3.3 and Section 3.4, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby, including the Mergers and the Bank Merger, have been duly and validly approved by the Company Board. The Company Board has (i) determined that this Agreement, the Mergers and the other transactions contemplated hereby, on the terms and subject to the conditions set forth in this Agreement, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, (iii) directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for adoption at a duly called and convened meeting of such stockholders, (iv) recommended that the stockholders of the Company adopt this Agreement and the transactions contemplated hereby and (v) adopted resolutions to the foregoing effect. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock at the Company Meeting entitled to vote thereon (the “Requisite Company Vote”), no other corporate proceedings or approvals on the part of the Company or the Company Bank are necessary to adopt or approve this Agreement, for the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) None of the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder nor the consummation by the Company of the transactions contemplated hereby, including the Mergers and the Bank Merger, nor compliance by the Company with any of the terms or provisions of this Agreement will (i) violate any provision of the Company Certificate or the Company Bylaws or any governing or organizational document of any Company Subsidiary or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any federal, state, local or foreign law, statute, constitution, treaty, convention, ordinance, code, rule, regulation, judgment, injunction, permit, authorization, Order or common law or agency requirement of any Governmental Entity (“Laws”) applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y)) for such violations, conflicts, breaches, losses of benefits, defaults, terminations, cancellations, accelerations or creations of Liens which have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The Board of Directors of Company Bank has approved the Bank Merger Agreement. The Company, as the sole stockholder of the Company Bank, has adopted the Bank Merger Agreement by future effective written consent, to be effective upon the execution and delivery of the Bank Merger Agreement by all parties thereto and (for the avoidance of doubt) delivery of an executed copy of the Bank Merger Agreement to the Company, and the Bank Merger Agreement has been duly executed by Company Bank and (assuming due authorization, execution and delivery by Parent Bank) constitutes a valid and binding obligation of Company Bank, enforceable against Company Bank in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings, certificates and notices, as applicable, with NASDAQ and the approval of the listing on NASDAQ of the shares of Parent Common Stock to be issued (i) as the Merger Consideration pursuant to this Agreement and (ii) in connection with the Investment Agreement, (b) the filing of applications, filings, certificates and notices, as applicable, with the Federal Reserve Board under the BHC Act with respect to the Mergers and approval or waiver of such applications, filings, certificates and notices, (c) the filing of applications, filings, certificates and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”) in connection with the Bank Merger, including filing of the notice of consummation with the OCC pursuant to the National Bank Act, and approval of such applications, filings, certificates and notices, (d) the filing of applications, filings, certificates and notices, as applicable, with the New York Department of Financial Services (the “NYDFS”), and approval of such applications, filings, certificates and notices, (e) the filing with the Securities and Exchange Commission (the “SEC”) of any filings that are necessary under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the registration statement on Form S-4 in which both the proxy statement relating to the Company Meeting and Parent Meeting (including any amendments or supplements thereto, the “Joint Proxy Statement”) and a prospectus relating to the Parent Share Issuance will be included (the “S-4”) as well as the declaration of effectiveness of the S-4, (f) the filing of the Merger Certificates with the Delaware Secretary of State pursuant to the DGCL, (g) the filing of the Bank Merger Certificate and (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement or the Investment Agreement, no material consents or approvals of or filings or registrations with any court, administrative agency or commission, or other federal, state or foreign governmental or regulatory authority or instrumentality or any self-regulatory organization of competent jurisdiction (each, a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by the Company of this Agreement, (B) the consummation by the Company of the Mergers and the other transactions contemplated hereby and the performance by the Company of its obligations hereunder, (C) the execution and delivery by Company Bank of the Bank Merger Agreement or (D) the consummation by Company Bank of the Bank Merger. As of the date of this Agreement, the Company has no knowledge of any reason pertaining to the Company or its Subsidiaries why the necessary regulatory approvals and consents would not reasonably be expected to be received in order to permit consummation of the Mergers and the other transactions contemplated hereby on a timely basis.

3.5 Reports.

(a) The Company and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2024 with any applicable Governmental Entity, and have paid in full all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except for normal examinations and inspections conducted by a Governmental Entity in the ordinary course of business of the Company and its Subsidiaries, to the knowledge of the Company, no Governmental Entity has initiated or has pending any proceeding or investigation into the business or operations of the Company or any of its Subsidiaries, (a) since January 1, 2024 to the date of this Agreement, except where such proceeding or investigation would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole and (b) from and after the date of this Agreement, except where such proceeding or investigation has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There is no unresolved violation or exception by any Governmental Entity of the Company or any of its Subsidiaries (a) since January 1, 2024 to the date of this Agreement, except where such violations or exceptions would not reasonably be expected to be, individually or in the aggregate, material to the Company and its

Subsidiaries, taken as a whole and (b) from and after the date of this Agreement, except where such violations or exceptions have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There have been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2024, in each case, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The Company has made available to Parent true, correct and complete copies of each communication mailed by the Company to its stockholders since January 1, 2024. No such communication or any registration statement, prospectus, report, schedule, definitive proxy statement and other documents (including exhibits and all information incorporated by reference) filed with or furnished to the SEC since January 1, 2024 by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Company Reports”), as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information publicly filed or furnished as of a later date shall be deemed to modify information as of an earlier date. Since January 1, 2024, as of their respective dates, all of the Company Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No Company Subsidiary is required to file (or furnish, as applicable) periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. No executive officer of the Company has failed in any material respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. To the knowledge of the Company, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Company Reports.

3.6 Financial Statements.

(a) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of the unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) were prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. No independent auditor of the Company has resigned (or informed the Company in writing that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (including any notes thereto), liabilities incurred in the ordinary course of business since September 30, 2025, or liabilities in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or their accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves directors, management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d) Since January 1, 2024, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, director, employee, agent, advisor or representative (collectively, “Representatives”) of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing the Company or any of its Subsidiaries, whether or not employed or retained by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or similar governing body of any Subsidiary of the Company or any committee thereof.

3.7 Broker’s Fees. With the exception of the engagement of Piper Sandler & Co. (“Piper Sandler”), neither the Company nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other transactions contemplated by this Agreement. The Company has, prior to the execution of this Agreement, provided Parent with a copy of the Company’s engagement letter (including any related agreements and attachments) with Piper Sandler.

3.8 Absence of Certain Changes or Events.

(a) Since September 30, 2025, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Since September 30, 2025, other than the transactions contemplated hereby, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

3.9 Legal Proceedings.

(a) Neither the Company nor any of its Subsidiaries is a party to any, and there is no outstanding, pending or, to the knowledge of the Company, threatened, action, claim, litigation, proceeding, arbitration, investigation, order or controversy, audit, hearing, suit, dispute, subpoena or summons by or before any Governmental Entity (“Action”) of any material nature against the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their current or former directors or executive officers (in each of their capacities as such) (i) that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (ii) that, as of the date of this Agreement, would reasonably be expected to result in a liability in excess of $200,000 in respect of any Action (net of any insurance proceeds or indemnity, contribution or similar payments received by the Company in respect thereof) being imposed against the Company or any Company Subsidiary or any of their respective businesses or (iii) that, as of the date of this Agreement, challenges the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no outstanding, pending or, to the knowledge of the Company, threatened injunction, order, judgment, writ, directive, enforcement action, decree or regulatory restriction of any Governmental Entity (each, an “Order”) imposed upon the Company, any of its Subsidiaries or, to the knowledge of the Company, any of their current or former directors or executive officers (in each of their capacities as such) or the assets, rights or properties of the Company or any of its Subsidiaries: (i) (A) in effect from January 1, 2024 to the date of this Agreement, that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole; or (B) in effect from and after the date of this Agreement, that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or (ii) as of the date of this Agreement, challenging the validity or propriety of the transactions contemplated by this Agreement.

3.10 Taxes and Tax Returns.

(a) Each of the Company and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of the Company and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable). Each of the Company and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

(c) No claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(d) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Liens for Taxes not yet due and payable.

(e) Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of the Company and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(f) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or an agreement or arrangement entered into the ordinary course of business that does not have as a principal purpose addressing Tax matters). Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which the Company was the common parent) or (ii) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor or by contract (other than by a contract exclusively between or among the Company and its Subsidiaries or a contract entered into the ordinary course of business that do not have as a principal purpose addressing Tax matters).

(g) Neither the Company nor any of its Subsidiaries has distributed stock to another person, or has had its stock distributed by another person during the two (2)-year period ending on the date of this Agreement that was intended to be governed in whole or in part by Section 355 of the Code.

(h) Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(2).

(i) As used in this Agreement, the term “Tax” or “Taxes” means all U.S. federal, state and local, and foreign taxes, fees assessments or other charges of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties related thereto.

(j) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which the Company or any Subsidiary or any trade or business of the Company or any of its Subsidiaries, whether or not incorporated, all of which together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Company ERISA Affiliate”), is a party or has or could reasonably be expected to have any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or any Company ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of the Company or any of its Subsidiaries or any Company ERISA Affiliate.

(b) The Company has made available to Parent true, correct and complete copies of the following documents with respect to each of the material Company Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any such Company Benefit Plan, (iii) where any such Company Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iv) the annual report (Form 5500), if any, filed with the Internal Revenue Service (the “IRS”) for the last three (3) plan years, with schedules and financial statements attached, (v) the most recently received IRS determination letter, if any, relating to any such Company Benefit Plan, (vi) the most recently prepared actuarial report for each such Company Benefit Plan (if applicable) for each of the last three (3) years and (vii) copies of material non-routine notices, letters or other written correspondence with the IRS, U.S. Department of Labor (the “DOL”) or Pension Benefit Guarantee Corporation (the “PBGC”).

(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither the Company nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity since January 1, 2024, with respect to any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Section 3.11(d) of the Company Disclosure Schedule sets forth a true, correct and complete list of each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”). The IRS has issued a favorable determination letter or opinion letter with respect to each Company Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each Company Benefit Plan that is subject to Section 409A of the Code has been administered and documented in compliance with the requirements of Section 409A of the Code, except where any non-compliance has not and would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries or any employee of the Company or any of its Subsidiaries.

(f) With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code: (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) as of the date of this Agreement, the present value of accrued benefits under such Company Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Company Benefit Plan’s actuary with respect to such Company Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Company Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred during the last six (6) years prior to the date of the Agreement, (iv) all premiums to the PBGC have been timely paid in full, (v) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan.

(g) None of the Company, its Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six (6) years prior to the date of this Agreement, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan is subject to Section 413(c) of the Code or that has two or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of the Company and its Subsidiaries nor any Company ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h) Except as set forth in Section 3.11(h) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) All material contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period from January 1, 2024, through the date of this Agreement, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the books and records of the Company.

(j) There are no pending or, to the knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted since January 1, 2024, and, to the knowledge of the Company, no set of circumstances exists that may reasonably be expected to give rise to any Action, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans that would reasonably be expected to result in any material liability of the Company or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Company Benefit Plan, or any other party.

(k) To the knowledge of the Company, none of the Company and its Subsidiaries nor any Company ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Company Benefit Plans or their related trusts, the Company, any of its Subsidiaries, any Company ERISA Affiliate or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Except as set forth in Section 3.11(l) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability, delivery or funding of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, except as set forth in Section 3.11(l) of the Company Disclosure Schedule, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Except as set forth in Section 3.11(l) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require the Company or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(m) Except as set forth in Section 3.11(m) of the Company Disclosure Schedule, no Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise. The Company has made available to Parent its good faith estimate of preliminary Section 280G calculations (whether or not final) with respect to all disqualified individuals in connection with the transactions contemplated hereby (based on the assumptions as set forth therein, which for such purposes assume (among other things) that each such disqualified individual’s employment terminates immediately following the Effective Time and the Effective Time is June 1, 2026).

(n) There are no pending or, to the knowledge of the Company, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company or any of its Subsidiaries and no employees of the Company or any of its Subsidiaries are represented by any labor organization.

(o) To the knowledge of the Company, no current or former employee or independent contractor of the Company or any of its Subsidiaries is in violation in any material respect of any term of any restrictive covenant obligation (including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation) that is included in any employment or consulting contract (“Restrictive Covenant”): (i) to the Company or any of its Subsidiaries or (ii) to a former employer or engager of any such individual relating (A) to the right of any such individual to work for the Company or any of its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

3.12 Compliance with Applicable Law.

(a) Except for matters that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the Company and each of its Subsidiaries hold, and have at all times since January 1, 2024 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid in full all fees and assessments due and payable in connection therewith); and (ii) to the knowledge of the Company, there is no threatened suspension or cancellation of any such license, franchise, permit or authorization.

(b) Except for failures to comply, violations and defaults (i) since January 1, 2024 to the date of this Agreement, that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or (ii) from and after the date of this Agreement, that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each of its Subsidiaries have complied with, and are not in default under, and have not violated, any applicable Laws relating to the Company or any of its Subsidiaries, including all Laws related to artificial intelligence, privacy and security of data or information that constitutes “personal data,” “personally identifiable information,” “nonpublic personal information,” “personal information” or a similar term (“Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other Laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, the New York Banking Law and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. The Company Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(c) With such exceptions (i) since January 1, 2024 to the date of this Agreement, that would not reasonably be expected to be, individually or in the aggregate, material to Company and its Subsidiaries, taken as a whole, or (ii) from and after the date of this Agreement, that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries, or to the knowledge of the Company, any Representative or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law, (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(d) As of the date of this Agreement, the Company maintains regulatory capital ratios that exceed the levels established for “well capitalized” institutions (under the relevant regulatory capital regulation of the institution’s primary Bank Regulator) and, as of the date of this Agreement, the Company has not received any notice from a Governmental Entity that its status as “well-capitalized” or that the Company’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement. For purposes of this Agreement, “Bank Regulator” shall mean any Federal or state banking regulator, including but not limited to the NYDFS, the FDIC and the FRB, which regulates the Company, Company Bank, Parent or Parent Bank, as the case may be.

(e) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law; and (ii) none of the Company, any of its Subsidiaries, or, to the knowledge of the Company, any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

3.13 Certain Contracts.

(a) Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (in each case, excluding any Company Benefit Plans):

(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) that contains any provision that materially restricts the ability of the Surviving Corporation or any of its affiliates to (x) engage in any line of business or in any geographic region (including any exclusive license, exclusivity or exclusive dealing provisions with such effect) or (y) solicit any employees of another banking institution;

(iii) with or to a labor union or guild (including any collective bargaining agreement or similar agreement with any labor organization);

(iv) (A) that is an agreement for the incurrence of indebtedness by the Company or any of its Subsidiaries, including any debt for borrowed money, obligations evidenced by notes, debentures or similar instruments, sale and leaseback transactions, capitalized or finance leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case, incurred in the ordinary course of business); or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by the Company or any of its Subsidiaries of, or any similar commitment by the Company or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in an amount that exceeds $1,000,000 or more;

(v) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(vi) that is a settlement, consent or similar agreement involving (A) payments in excess of $200,000 individually or $400,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by the Company in respect thereof) or (B) that contains any material continuing obligations of or restrictions on the Company or any of its Subsidiaries;

(vii) that relates to the acquisition or disposition of any person, business or asset involving payments in excess of $250,000 individually or $400,000 in the aggregate and under which the Company or its Subsidiaries has a material ongoing obligation or liability, including the disposition of any material loan portfolio, in each case except for acquisitions and dispositions in the ordinary course consistent with past practice;

(viii) that relates to any material joint venture, partnership or other similar agreement;

(ix) that licenses or otherwise grants rights to the Company or any of its Subsidiaries from a third party with respect to material Intellectual Property (other than non-exclusive licenses for off-the-shelf or “shrink-wrap” software) involving annual fees in excess of $200,000 per license or other grant of rights;

(x) that licenses or grants other rights to any third party from the Company or any of its Subsidiaries with respect to material Company Intellectual Property (other than those granted to customers in the ordinary course of business) involving annual fees in excess of $200,000 per license or other grant of rights; or

(xi) that involves aggregate payment obligations or receipts by or to the Company in respect of any such contract, arrangement, commitment or understanding (whether written or oral) in excess of $750,000 per annum, other than any contracts, arrangements, commitments or understandings (whether written or oral) that are terminable by the Company or any of its Subsidiaries on ninety (90) days or less notice without any required payment or other conditions.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract”, and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation of any Company Contract by any of the parties thereto, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The Company has made available to Parent a true, correct and complete copy of each Company Contract in effect as of the date of this Agreement, and each amendment thereto in effect as of the date of this Agreement, as applicable.

(c) Except, in each case, as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and is in full force and effect; (ii) each Company Contract is enforceable against the Company or the applicable Subsidiary and, to the knowledge of the Company, the counterparty thereto (except as may be limited by the Enforceability Exceptions); (iii) the Company and each of its applicable Subsidiaries has performed all obligations required to be performed by it under each Company Contract; (iv) to the knowledge of the Company, each third-party counterparty to each Company Contract has complied with and performed all obligations required to be performed by it under such Company Contract; and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any counterparty thereto, under any such Company Contract. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any Subsidiary of the Company has received or delivered any notice of violation, cancellation or termination of any Company Contract.

3.14 Agreements with Governmental Entities.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other Order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order by, in each case, any Governmental Entity with such exceptions that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. As of the Closing Date, neither the Company nor any of its Subsidiaries have become subject to any cease-and-desist or other Order issued by, or have become a party to any written agreement, consent agreement or memorandum of understanding with, or have become a party to any commitment letter or similar undertaking to, or have become subject to any Order by, in each case, any Governmental Entity, with such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Since January 1, 2024 to the date of this Agreement, neither the Company nor any of its Subsidiaries (i) has been ordered to pay any civil money penalty by any Governmental Entity, (ii) has been a recipient of any supervisory letter from any Governmental Entity or (iii) has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently restrict, or would reasonably be expected to restrict, the conduct of its business or that relate to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each of this clause (iii), whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), in each case of the foregoing clauses (i) – (iii), with such exceptions that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. From and after the date of this Agreement, neither the Company nor any of its Subsidiaries (A) has been ordered to pay any civil money penalty by any Governmental Entity, (B) has been a recipient of any supervisory letter from any Governmental Entity, or (C) has adopted any Company Regulatory Agreement, in each case of the foregoing clauses (A) – (C), with such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) Since January 1, 2024 to the date of this Agreement, neither the Company nor any of its Subsidiaries has been advised in writing by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement, with such exceptions that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. From and after the date of this Agreement, neither the Company nor any of its Subsidiaries has been advised in writing by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement, with such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d) Since January 1, 2024 to the date of this Agreement, the Company and its Subsidiaries are in compliance with each Company Regulatory Agreement to which any of them is a party or is subject and the Company and its Subsidiaries have not received any written notice from any Governmental Entity indicating that the Company or any of its Subsidiaries is not in compliance with any Company Regulatory Agreement, in each case with such exceptions that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. From and after the date of this Agreement, the Company and its Subsidiaries are in compliance with each Company Regulatory Agreement to which any of them is a party or is subject and the Company and its Subsidiaries have not received any written notice from any Governmental Entity indicating that the Company or any of its Subsidiaries is not in compliance with any Company Regulatory Agreement, in each case with such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.15 Risk Management Instruments. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements (each, a “Derivative Contract”), whether entered into for the account of the Company, any of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against the Company or its applicable Subsidiary and, to the knowledge of the Company, the counterparty thereto, in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect;

(b) the Company and each of its Subsidiaries have duly performed all of their obligations under each Derivative Contract to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder; and

(c) each such Derivative Contract has been reflected in the books and records of the Company and such Subsidiaries in accordance with GAAP consistently applied, and each Derivative Contract is evidenced by customary and appropriate documentation (including an ISDA master agreement and long-form confirmation).

3.16 Environmental Matters. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) the Company and its Subsidiaries are in compliance, and since January 1, 2024, have complied with all Laws arising out of or relating to: (i) the environment, health and safety as it relates to Hazardous Substances, (ii) the handling, use, presence, disposal, emission, discharge, or release into the environment (including ambient air, surface waters, ground water, land surface or subsurface strata), or exposure to, any Hazardous Substance or (iii) noise, odor, wetlands, indoor air quality, pollution, contamination or any injury to the environment, natural resources, persons or property from the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport, handling, emission or exposure to any Hazardous Substance (collectively, “Environmental Laws”). “Hazardous Substances” means any solid, liquid or gaseous material, alone or in combination, mixture or solution, which is now or hereafter defined, listed or identified as “hazardous” (including “hazardous substances” or “hazardous wastes”), “toxic”, a “pollutant” or a “contaminant” pursuant to any Environmental Law, including asbestos, urea formaldehyde, polychlorinated biphenyls (PCBs), radon, petroleum (including its derivatives, by-products or other hydrocarbons); and any other substance which is subject in any respect to any Environmental Law, or which poses or could pose a threat or nuisance to health or the environment.

(b) There are no written notices of violations or Actions, or, to the knowledge of the Company, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under any applicable Environmental Law, pending or, to the knowledge of the Company, threatened against the Company.

(c) To the knowledge of the Company, there are no acts or omissions by the Company or any of its Subsidiaries that give rise to, or are reasonably likely to give rise to, liabilities under Environmental Laws and there is no reasonable basis for any Action that would impose any liability or obligation under applicable Environmental Laws.

(d) The Company is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of understanding by or with any Governmental Entity or third party imposing any liability or obligation pursuant to Environmental Laws.

3.17 Investment Securities and Commodities.

(a) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has good and valid title to all securities and commodities owned by it (except those sold under repurchase agreements as reflected in the Company Reports), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries, and (ii) such securities and commodities are carried on the books of the Company at values determined in accordance with GAAP.

(b) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, the Company has made available to Parent the terms of such policies, practices and procedures. Since January 1, 2024, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have been in compliance with the terms of such policies, practices and procedures.

3.18 Real Property.

(a) Section 3.18(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, correct and complete list of all material real property owned by the Company and its Subsidiaries (collectively, “Company Owned Property”). The Company or a Subsidiary of the Company (a) has good and marketable title to all Company Owned Property (except properties sold or otherwise disposed of in accordance with Sections 5.1 and 5.2), free and clear of all Liens (except statutory Liens securing payments not yet due, Liens of lessors or lessors’ lenders on real property, Taxes not yet due and payable, easements, rights of way, and other similar encumbrances that the Company and its Subsidiaries are not in violation of in any material respect or do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”)).

(b) Section 3.18(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, correct and complete list of all material real property leased, subleased, licensed, or otherwise occupied (collectively, “Company Leased Property”) and all leases, subleases, licenses and other occupancy agreements and all amendments, modification or supplements thereto related to the Company Leased Property and to which the Company and any of its Subsidiaries is a party (collectively “Company Real Property Leases”). The Company Owned Property and the Company Leased Property are referred to in this Agreement collectively as the “Company Real Property”. The Company Real Property is free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the Company Leased Property, and each Company Real Property Lease is valid without default thereunder by the lessee or, to the knowledge of the Company, the lessor. Neither the Company nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any Company Real Property. There are no pending or, to the knowledge of the Company, threatened condemnation or eminent domain proceedings against Company Real Property.

3.19 Intellectual Property; Company Systems.

(a) The Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all material Intellectual Property used in the conduct of its business as currently conducted. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) (A) to the knowledge of the Company, the use or other exploitation of any Intellectual Property by the Company and its Subsidiaries, and the operation of the businesses of the Company and its Subsidiaries, do not infringe, misappropriate or otherwise violate the Intellectual Property rights of any person and are in accordance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use any Intellectual Property, and (B) since January 1, 2024, no person has asserted in writing to the Company or any of its Subsidiaries that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any person; (ii) to the knowledge of the Company, no person is infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned (or purported to be owned) by the Company or its Subsidiaries (collectively, “Company Intellectual Property”); (iii) since January 1, 2024, neither the Company nor any of its Subsidiaries has received any written notice of any claim with respect to any Intellectual Property owned by the Company or any of its Subsidiaries, including any challenges to the validity, ownership or enforceability of such Intellectual Property; (iv) the Company and its Subsidiaries have taken reasonable actions that are designed to safeguard their material trade secrets and other material confidential information; and (v) all former and current employees, consultants and independent contractors of the Company or its Subsidiaries who have contributed to or participated in the conception and development of material Intellectual Property for such entities have entered into enforceable proprietary rights agreements with such entities, vesting ownership of such Intellectual Property in the Company or its Subsidiaries, except as otherwise vested in the Company or its Subsidiaries by operation of Law. For purposes of this Agreement, “Intellectual Property” means any and all intellectual property or proprietary rights of every kind arising in any jurisdiction, including in or with respect to any and all: trademarks, service marks, trade names brand names, internet domain names, social media identifiers and accounts, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; and copyrights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

(b) The computer, information technology and data processing systems, facilities and services used by the Company or its Subsidiaries, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Company Systems”), are reasonably sufficient for the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted and the Company Systems are in sufficiently good working condition to perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of the Company and its Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, Material Adverse Effect on the Company, to the knowledge of the Company, since January 1, 2024, no third party has gained unauthorized access to any Company Systems owned or controlled by the Company or any of its Subsidiaries. The Company and its Subsidiaries have taken reasonable steps and implemented reasonable safeguards that are designed (i) to protect the Company Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (ii) for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. Each of the Company and its Subsidiaries has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards that are designed to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of the Company and the Company Subsidiaries as currently conducted.

(c) Each of the Company and its Subsidiaries has (i) complied in all material respects with all of its published privacy and data security policies and internal written privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of Personal Data and (ii) taken reasonable measures that are designed to ensure that all Personal Data in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To the knowledge of the Company and its Subsidiaries, since January 1, 2024, there has been no material loss, damage, or unauthorized access, use, modification, or other misuse of any such information by the Company or any of its Subsidiaries and no claims or actions have been asserted or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries alleging a violation of a person’s privacy, personal or confidentiality rights under any applicable laws or contracts, that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, all uses of artificial intelligence and machine learning technologies (“AI Technologies”) by the Company and its Subsidiaries are, and have been since January 1, 2024, in compliance with all applicable binding industry standards, contractual obligations of the Company and its Subsidiaries and the Company’s or its Subsidiaries’ published policies. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries do not use and have not used since January 1, 2024, and to the knowledge of the Company or its Subsidiaries, no third party acting on behalf of the Company or its Subsidiaries, uses or has used since January 1, 2024, any (A) Personal Data as inputs or prompts in connection with any AI Technologies, except to the extent permitted under applicable laws or contractual obligations; (B) works of authorship as inputs or prompts in connection with any AI Technologies, except to the extent authorized by the owners or licensors of the Intellectual Property rights therein; or (C) any training data that was obtained, directly or indirectly, through an act of misappropriation, misrepresentation, unlawful means or unauthorized “web scraping”.

3.20 Related Party Transactions. Since January 1, 2024, there have been no material transactions, agreements, arrangements or understandings (or series of related material transactions, agreements, arrangements or understandings), nor are there any currently proposed material transactions, agreements, arrangements or understandings (or series of related material transactions, agreements, arrangements or understandings) between (a) the Company or any of its Subsidiaries, on the one hand, and (b) (x) (i) any current or former director, or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or (ii) any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock or (y) any affiliates or immediate family members of any of the persons referenced in clause (x), on the other hand.

3.21 Takeover Statute. The Company Board has approved this Agreement, the Company Support Agreements and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or similar provision of the Company Certificate or Company Bylaws (any of the foregoing, “Takeover Statutes”).

3.22 Reorganization. Neither the Company nor any of its Subsidiaries has taken any action, and to the knowledge of the Company there are no facts or circumstances that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23 Opinion. Prior to the execution of this Agreement, the Company Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Piper Sandler to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair from a financial point of view to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24 Company Information. The information relating to the Company, its Subsidiaries and its and their respective directors and officers that is provided by the Company or its Representatives to Parent or its Representatives to be contained in the Joint Proxy Statement and the S-4 or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

3.25 Loan Portfolio.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which the Company or any of its Subsidiaries is a creditor and that, as of September 30, 2025, had an outstanding balance of $100,000 or more (collectively, the “Company Loans”) and under the terms of which the obligor was, as of September 30, 2025, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 3.25(a) of the Company Disclosure Schedule is a true, correct and complete list of (i) all of the Company Loans of the Company and its Subsidiaries that, as of September 30, 2025, were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the outstanding balance of each such Company Loan and the identity of the borrower thereunder, and (ii) each asset of the Company or any of its Subsidiaries that, as of September 30, 2025, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Section 3.25(b) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of September 20, 2025, of each Loan of the Company or any of its Subsidiaries with an outstanding balance, as of September 30, 2025, of $100,000 or more, that is structured as a participation interest in a Loan originated by another person (each, a “Loan Participation”), including with respect to each such Loan Participation, the originating lender of the related Loan, the outstanding principal balance of the related Loan, the amount of the outstanding principal balance represented by the Loan Participation and the identity of the borrower of the related Loan.

(c) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company each Loan of the Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Company and its Subsidiaries as secured Loans, has been secured by Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by the Enforceability Exceptions).

(d) To the knowledge of the Company, since January 1, 2024, each outstanding Loan of the Company and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and currently is administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes and other credit and security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all Laws.

(e) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(f) To the knowledge of the Company, there are no outstanding Loans made by the Company or any of its Subsidiaries to any “executive officer” or any other “insider” (as each such term is defined in 12 C.F.R. Part 215 promulgated by the Federal Reserve Board) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with 12 C.F.R. Part 215 or that are exempt therefrom.

3.26 Insurance. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company:

(a) the Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts that management of the Company has reasonably determined to be prudent, sufficient and consistent with industry practice,

(b) the Company and its Subsidiaries are in compliance with their insurance policies, each of which is listed in Section 3.26 of the Company Disclosure Schedule, and are not in default under any term thereof,

(c) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies,

(d) and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.27 No Broker Dealers. Neither the Company nor any of its Subsidiaries is required to be registered, licensed, qualified or authorized, as a broker-dealer under the Exchange Act or under any other applicable Law.

3.28 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person has made, makes or is authorized to make any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby expressly disclaims any such other representations or warranties, whether express or implied, at law or in equity, and Parent and Merger Sub hereby expressly disclaim reliance on any other such representation or warranty, express or implied, at law or in equity. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person has made, makes or is authorized to make any representation or warranty to Parent, Merger Sub or any of their affiliates or their respective Representatives with respect to (i) any financial projection, forecast, estimate, budget, prospective information, teaser, confidential information memorandum, presentation or other similar materials relating to the Company, any of its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or (ii) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent, Merger Sub or any of their affiliates or their respective Representatives in the course of their due diligence investigation of the Company or its Subsidiaries, the negotiation of this Agreement or in the course of the transactions contemplated hereby. None of the Company, any of its Subsidiaries, their affiliates, their respective Representatives or any other person will have, or will be subject to, any liability or other obligation to Parent, Merger Sub, their affiliates or their respective Representatives or any other person resulting from Parent’s or Merger Sub’s use of, or the use by any of their affiliates or their respective Representatives of, any such information to the extent it or its subject matter (solely to the extent the content of such subject matter is also the content of the subject of an express representation and warranty in this Article III) is not also an express representation and warranty made by the Company in this Article III.

(b) The Company acknowledges and agrees that neither Parent, Merger Sub nor any other person has made, makes or is authorized to make any express or implied representation or warranty with respect to Parent, Merger Sub, their Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (a) as disclosed in the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or effect, change, event, circumstance, condition, occurrence or development or that such item would or would reasonably be expected to result in a Material Adverse Effect on Parent and (iii) any disclosures made in the Parent Disclosure Schedule with respect to a section of this Article IV shall be deemed to qualify any other section of this Article IV (A) that is specifically referenced or cross-referenced in such disclosure or (B) that is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other section of this Article IV, or (b) as disclosed in any Parent Reports publicly filed with the SEC by Parent after January 1, 2024, and prior to the date of this Agreement (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly registered under the BHC Act that has elected to be treated as a financial holding company under the BHC Act. Parent has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing or operation of property or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so qualified or in good standing has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, and (iii) has all requisite company, partnership or corporate (as applicable) power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted, except where the failure to have such power and authority has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. There are no material restrictions on the ability of any Parent Subsidiary to pay dividends or distributions except, in the case of a Parent Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. Other than Parent Bank and those Subsidiaries set forth in Section 4.1(b) of the Parent Disclosure Schedule, there are no Parent Subsidiaries as of the date of this Agreement. Parent does not have any material equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture, or other entity that is not a Parent Subsidiary.

(c) True, correct and complete copies of the Parent Certificate, the Parent Bylaws, the certificate of incorporation of Merger Sub (“Merger Sub Certificate”) and the bylaws of Merger Sub (the “Merger Sub Bylaws”), in each case, as in effect as of the date of this Agreement have previously been made available by Parent to the Company.

(d) Parent Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States. The deposit accounts of Parent Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Parent, threatened. Parent Bank is a member in good standing of the Federal Home Loan Bank and owns the requisite amount of stock therein.

(e) Merger Sub is a corporation (i) duly organized, validly existing and (ii) in good standing under the laws of the State of Delaware. Merger Sub has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, $0.01 par value, of which no shares of preferred stock are issued or outstanding. As of two (2) Business Days prior to the date of this Agreement, there are (i) 57,390,569 shares of Parent Common Stock outstanding, 62,942,427 shares of Parent Common Stock issued, (ii) 5,551,858 shares of Parent Common Stock held in treasury, (iii) 470,587 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding awards of restricted Parent Common Stock subject to solely service-based vesting (“Parent Time-Vested Restricted Stock Awards”) granted under the OceanFirst Financial Corp. 2020 Stock Incentive Plan (the “Parent Equity Plan”), (iv) 416,968 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding awards of restricted Parent Common Stock subject to performance-vesting conditions assuming performance with respect thereto is achieved at target level (and 587,976 shares of Parent Common Stock assuming performance with respect thereto is achieved at maximum level) granted under the Parent Equity Plan (“Parent Performance-Vested Restricted Stock Awards”), (v) 1,486,170 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding stock options granted under the Parent Equity Plan (such stock options, together with the Parent Time-Vested Restricted Stock Awards, the “Parent Equity Awards”), (vi) 866,347 shares of Parent Common Stock reserved for issuance for future grants under the Parent Equity Plan, and (vii) no other shares of capital stock or other equity or voting securities of Parent issued, reserved for issuance or outstanding. As of the date of this Agreement, all of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights, with no personal liability attaching to the ownership thereof. There are no trust preferred or subordinated debt securities of Parent issued or outstanding. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Parent may vote. Other than the Parent Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Parent, or contracts, commitments, understandings or arrangements by which Parent may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Parent, or that otherwise obligate Parent to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing. Parent is not a party to any voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Parent Common Stock or other equity interests of Parent, other than the Parent Support Agreements. Other than the Parent Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Parent or any of its Subsidiaries) are outstanding.

(b) Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Parent Bank, as provided under 12 U.S.C. § 55 or any comparable provision of applicable Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to other actions described in this Section 4.3 and Section 4.4, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby, including the Mergers, the Bank Merger and the issuance of shares of Parent Common Stock in connection with the First-Step Merger, have been duly, validly and unanimously approved by the Parent Board. The Parent Board has (i) determined that this Agreement, the Parent Share Issuance, the Mergers and the other transactions contemplated hereby, on the terms and subject to the conditions set forth in this Agreement, are advisable, fair to and in the best interests of Parent and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, (iii) directed that the issuance of the (A) shares of Parent Common Stock constituting the Merger Consideration pursuant to this Agreement and (B) shares of Parent Common Stock, shares of Non-Voting Common Equivalent Stock and warrants in connection with the Equity Financing (including the issuance of any shares of Parent Common Stock and/or Non-Voting Common Equivalent Stock (as defined in the Investment Agreement) (x) into which such securities are directly or indirectly convertible or exercisable and (y) issuable upon adjustments pursuant to the terms thereof) (clauses (A) and (B), collectively, the “Parent Share Issuance”) be submitted to Parent’s stockholders for approval at a duly called and convened meeting of such stockholders, (iv) recommended that the stockholders of Parent approve the Parent Share Issuance and this Agreement and the transactions contemplated hereby and (v) approved a resolution to the foregoing effect. Except for (1) the approval of the Parent Share Issuance by the affirmative vote of a majority of the votes cast by the holders of the shares of Parent Common Stock at the Parent Meeting (the “Requisite Parent Vote”), (2) the adoption of resolutions to give effect to the provisions of Section 6.13 in connection with the Closing, and (3) the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub, no other corporate proceedings or approvals on the part of Parent or the Parent Bank are necessary to approve or adopt this Agreement, for Parent to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b) The Board of Directors of Merger Sub has (i) determined that this Agreement, the Mergers and the other transactions contemplated hereby, on the terms and subject to the conditions set forth in this Agreement, are advisable, fair to and in the best interests of Merger Sub and its stockholder, (ii) approved this Agreement and the transactions contemplated hereby and (iii) adopted resolutions to give effect to the matters described in the prior clauses (i) and (ii). Parent, as the sole stockholder of Merger Sub, has adopted this Agreement by future effective written consent, to be effective upon the execution and delivery of this Agreement by all parties hereto and delivery of an executed copy of this Agreement to Parent.

(c) This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

(d) None of the execution and delivery of this Agreement by Parent or Merger Sub, the performance by Parent or Merger Sub of its obligations hereunder nor the consummation by Parent or Merger Sub of the transactions contemplated hereby, including the Mergers and the Bank Merger, nor compliance by Parent or Merger Sub with any of the terms or provisions of this Agreement will (i) violate any provision of the Parent Certificate, the Parent Bylaws, the Merger Sub Certificate or the Merger Sub Bylaws or any governing or organizational document of any Parent Subsidiary or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any Law applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y)) for such violations, conflicts, breaches, losses of benefits, defaults, terminations, cancellations, accelerations or creations of Liens which have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(e) The Board of Directors of Parent Bank has approved the Bank Merger Agreement. Parent, as the sole stockholder of Parent Bank, has adopted the Bank Merger Agreement by future effective written consent, to be effective upon the execution and delivery of the Bank Merger Agreement by all parties thereto and (for the avoidance of doubt) delivery of an executed copy of the Bank Merger Agreement to Parent, and the Bank Merger Agreement has been duly executed by Parent Bank and (assuming due authorization, execution and delivery by Company Bank) constitutes a valid and binding obligation of Parent Bank, enforceable against Parent Bank in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

(f) The shares of Parent Common Stock to be issued in the First-Step Merger have been validly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and free and clear of all Liens, and no current or past stockholder of Parent will have any preemptive right or similar rights in respect thereof.

4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings, certificates and notices, as applicable, with NASDAQ and the approval of the listing on NASDAQ of the shares of Parent Common Stock to be issued (i) as the Merger Consideration pursuant to this Agreement and (ii) in connection with the Investment Agreement, (b) the filing of applications, filings, certificates and notices, as applicable, with the Federal Reserve Board under the BHC Act with respect to the Mergers and approval or waiver of such applications, filings, certificates and notices, (c) the filing of applications, filings, certificates and notices, as applicable, with the OCC in connection with the Bank Merger, including filing of the notice of consummation with the OCC pursuant to the National Bank Act, and approval of such applications, filings, certificates and notices, (d) the filing of applications, filings, certificates and notices, as applicable, with the NYDFS in connection with the Bank Merger, and approval of such applications, filings, certificates and notices, (e) the filing with the SEC of (i) any filings that are necessary under applicable requirements of the Exchange Act and (ii) the S-4 and declaration of effectiveness of the S-4, (f) the filing of the Merger Certificates with the Delaware Secretary of State pursuant to the DGCL, and (g) the filing of the Bank Merger Certificate, such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement or the Investment Agreement, no material consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Parent or Merger Sub of this Agreement, (B) the consummation by Parent or Merger Sub of the Mergers and the other transactions contemplated hereby and the performance by Parent of its obligations hereunder, (C) the execution and delivery by Parent Bank of the Bank Merger Agreement or (D) the consummation by Parent Bank of the Bank Merger. As of the date of this Agreement, Parent has no knowledge of any reason pertaining to Parent or its Subsidiaries why the necessary regulatory approvals and consents would not reasonably be expected to be received in order to permit consummation of the Mergers and the other transactions contemplated hereby on a timely basis.

4.5 Reports.

(a) Parent and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2024 with any applicable Governmental Entity, and have paid in full all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Except for normal examinations and inspections conducted by a Governmental Entity in the ordinary course of business of Parent and its Subsidiaries, to the knowledge of Parent, no Governmental Entity has initiated or has pending any proceeding or investigation into the business or operations of Parent or any of its Subsidiaries (a) since January 1, 2024 to the date of this Agreement, except where such proceeding or investigation would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, and (b) from and after the date of this Agreement, except where such proceeding or investigation has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. There is no unresolved violation or exception by any Governmental Entity of Parent or any of its Subsidiaries (a) since January 1, 2024 to the date of this Agreement, except where such violations or exceptions would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole and (b) from and after the date of this Agreement, except where such violations or exceptions have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. There have been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since January 1, 2024, in each case, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Parent has made available to the Company true, correct and complete copies of each communication mailed by Parent to its stockholders since January 1, 2024. No such communication or any registration statement, prospectus, report, schedule, definitive proxy statement and other documents (including exhibits and all information incorporated by reference) filed with or furnished to the SEC since January 1, 2024 by Parent pursuant to the Securities Act or the Exchange Act (the “Parent Reports”), as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information publicly filed or furnished as of a later date shall be deemed to modify information as of an earlier date. Since January 1, 2024, as of their respective dates, all of the Parent Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No Parent Subsidiary is required to file (or furnish, as applicable) periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. No executive officer of Parent has failed in any material respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. To the knowledge of Parent, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Parent Reports.

4.6 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of the unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) were prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. No independent auditor of Parent has resigned (or informed Parent in writing that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (including any notes thereto), liabilities incurred in the ordinary course of business since September 30, 2025, or liabilities in connection with this Agreement and the transactions contemplated hereby.

(a) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or their accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves directors, management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(b) Since January 1, 2024, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any Representative of Parent or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no employee of or attorney representing Parent or any of its Subsidiaries, whether or not employed or retained by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or similar governing body of any Subsidiary of Parent or any committee thereof.

4.7 Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc. (“KBW”) and J.P. Morgan Securities LLC, neither Parent nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other transactions contemplated by this Agreement. Parent has, prior to the execution of this Agreement, provided the Company with a copy of Parent’s engagement letter (including any related agreements and attachments) with KBW.

4.8 Absence of Certain Changes or Events.

(a) Since September 30, 2025, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since September 30, 2025, other than the transactions contemplated hereby, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

4.9 Legal Proceedings.

(a) Neither Parent nor any of its Subsidiaries is a party to any, and there is no outstanding, pending or, to the knowledge of Parent, threatened Action of any material nature against Parent or any of its Subsidiaries or, to the knowledge of Parent, any of their current or former directors or executive officers (in each of their capacities as such) (i) that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (ii) that, as of the date of this Agreement, would reasonably be expected to result in a liability in excess of $350,000 in respect of any Action (net of any insurance proceeds or indemnity, contribution or similar payments received by Parent in respect thereof) being imposed against Parent or any Parent Subsidiary or any of their respective businesses or (iii) that, as of the date of this Agreement, challenges the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no outstanding, pending or, to the knowledge of the Company, threatened Order imposed upon Parent, any of its Subsidiaries or, to the knowledge of Parent, any of their current or former directors or executive officers (in each of their capacities as such) or the assets, rights or properties of Parent or any of its Subsidiaries (i) (A) in effect from January 1, 2024 to the date of this Agreement, that would reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, or (B) in effect from and after the date of this Agreement, that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, or (ii) as of the date of this Agreement, challenging the validity or propriety of the transactions contemplated by this Agreement.

4.10 Taxes and Tax Returns.

(a) Each of Parent and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of Parent and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable). Each of Parent and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

(c) No claim has been made in writing by any Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or such Subsidiary is or may be subject to taxation by that jurisdiction.

(d) There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than Liens for Taxes not yet due and payable.

(e) Neither Parent nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of Parent and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(f) Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries or an agreement or arrangement entered into the ordinary course of business that does not have as a principal purpose addressing Tax matters). Neither Parent nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which Parent was the common parent) or (ii) has any liability for the Taxes of any person (other than Parent or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor or by contract (other than by a contract exclusively between or among the Company and its Subsidiaries or a contract entered into the ordinary course of business that do not have as a principal purpose addressing Tax matters).

(g) Neither Parent nor any of its Subsidiaries has distributed stock to another person, or has had its stock distributed by another person during the two (2)-year period ending on the date of this Agreement that was intended to be governed in whole or in part by Section 355 of the Code.

(h) Neither Parent nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(2).

4.11 Employees.

(a) For purposes of this Agreement, “Parent Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, employee stock ownership, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which Parent or any Subsidiary or any trade or business of Parent or any of its Subsidiaries, whether or not incorporated, all of which together with Parent would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Parent ERISA Affiliate”), is a party or has or could reasonably be expected to have any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries or any Parent ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Parent or any of its Subsidiaries or any Parent ERISA Affiliate.

(b) Each Parent Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither Parent nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity since January 1, 2024, with respect to any Parent Benefit Plan, and neither Parent nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(c) With respect to each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Parent Qualified Plans”), the IRS has issued a favorable determination letter or opinion letter with respect to each Parent Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Parent, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Parent Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Parent Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(d) Each Parent Benefit Plan that is subject to Section 409A of the Code has been administered and documented in compliance with the requirements of Section 409A of the Code, except where any non-compliance has not and would not reasonably be expected to result in material liability to Parent or any of its Subsidiaries or any employee of Parent or any of its Subsidiaries.

(e) No Parent Benefit Plan is, and none of Parent, its Subsidiaries nor any Parent ERISA Affiliate has at any time during the last six (6) years prior to the date of this Agreement sponsored, maintained, contributed to or been obligated to contribute to any plan that is, subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code.

(f) None of Parent, its Subsidiaries nor any Parent ERISA Affiliate has, at any time during the last six (6) years prior to the date of this Agreement, contributed to or been obligated to contribute to any plan that is a Multiemployer Plan or a Multiple Employer Plan, and none of Parent and its Subsidiaries nor any Parent ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(g) Neither Parent nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(h) All material contributions required to be made to any Parent Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, for any period from January 1, 2024, through the date of this Agreement, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the books and records of Parent.

(i) There are no pending or, to the knowledge of Parent, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted since January 1, 2024, and, to the knowledge of Parent, no set of circumstances exists that may reasonably be expected to give rise to any Action, against the Parent Benefit Plans, any fiduciaries thereof with respect to their duties to the Parent Benefit Plans or the assets of any of the trusts under any of the Parent Benefit Plans that would reasonably be expected to result in any material liability of Parent or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Parent Benefit Plan, or any other party.

(j) To the knowledge of Parent, none of Parent and its Subsidiaries nor any Parent ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Parent Benefit Plans or their related trusts, Parent, any of its Subsidiaries, any Parent ERISA Affiliate or any person that Parent or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability, delivery or funding of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of Parent or any of its Subsidiaries, or result in any limitation on the right of Parent or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Parent Benefit Plan or related trust. Neither Parent nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Parent or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(l) No Parent Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(m) There are no pending or, to the knowledge of Parent, threatened material labor grievances or material unfair labor practice claims or charges against Parent or any of its Subsidiaries, or any strikes or other material labor disputes against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any of its Subsidiaries and, to the knowledge of Parent, there are no organizing efforts by any union or other group seeking to represent any employees of Parent or any of its Subsidiaries and no employees of Parent or any of its Subsidiaries are represented by any labor organization.

(n) To the knowledge of Parent, no current or former employee or independent contractor of Parent or any of its Subsidiaries is in violation in any material respect of any term of any Restrictive Covenant: (i) to Parent or any of its Subsidiaries or (ii) to a former employer or engager of any such individual relating (A) to the right of any such individual to work for Parent or any of its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

4.12 Compliance with Applicable Law.

(a) Except for matters that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent: (i) Parent and each of its Subsidiaries hold, and have at all times since January 1, 2024 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid in full all fees and assessments due and payable in connection therewith), and (ii) to the knowledge of Parent, there is no threatened suspension or cancellation of any such license, franchise, permit or authorization.

(b) Except for failures to comply, violations and defaults (i) since January 1, 2024 to the date of this Agreement, that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, or (ii) from and after the date of this Agreement, that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and each of its Subsidiaries have complied with, and are not in default under, and have not violated, any applicable Laws relating to Parent or any of its Subsidiaries, including all Laws related to Personal Data, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other Laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Parent Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(c) With such exceptions (i) since January 1, 2024 to the date of this Agreement, that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, or (ii) from and after the date of this Agreement, that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, none of Parent or any of its Subsidiaries, or to the knowledge of Parent, any Representative or other person acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law, (iv) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(d) As of the date of this Agreement, Parent maintains regulatory capital ratios that exceed the levels established for “well capitalized” institutions (under the relevant regulatory capital regulation of the institution’s primary Bank Regulator) and, as of the date of this Agreement, Parent has not received any notice from a Governmental Entity that its status as “well-capitalized” or that Parent’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

(e) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) Parent and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law; and (ii) none of Parent, any of its Subsidiaries, or to the knowledge of Parent, any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

4.13 Certain Contracts. Except, in each case, as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent:

(a) each Parent Contract is valid and binding on Parent or one of its Subsidiaries, as applicable, and is in full force and effect;

(b) each Parent Contract is enforceable against Parent or the applicable Subsidiary and, to the knowledge of Parent, the counterparty thereto (except as may be limited by the Enforceability Exceptions);

(c) Parent and each of its applicable Subsidiaries has performed all obligations required to be performed by it under each Parent Contract;

(d) to the knowledge of Parent, each third-party counterparty to each Parent Contract has complied with and performed all obligations required to be performed by it under such Parent Contract;

(e) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of Parent or any of its Subsidiaries or, to the knowledge of Parent, any counterparty thereto, under any such Parent Contract; and

(f) neither Parent nor any Subsidiary of Parent has received or delivered any notice of violation, cancellation or termination of any Parent Contract.

For purposes of this agreement, “Parent Contract” means any material written or oral contract, subcontract, option, pledge, commitment, note, bond, mortgage, indenture, guarantee, deed of trust, lease, sublease, equipment lease, license, indemnity, warranty, sale or purchase order or other agreement or binding arrangement, entered into by Parent or any of its Subsidiaries.

4.14 Agreements with Governmental Entities.

(a) As of the date of this Agreement, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other Order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order by, in each case, any Governmental Entity with such exceptions that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. As of the Closing Date, neither Parent nor any of its Subsidiaries have become subject to any cease-and-desist or other Order issued by, or have become a party to any written agreement, consent agreement or memorandum of understanding with, or have become a party to any commitment letter or similar undertaking to, or have become subject to any Order by, in each case, any Governmental Entity, with such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since January 1, 2024 to the date of this Agreement, neither Parent nor any of its Subsidiaries (i) has been ordered to pay any civil money penalty by any Governmental Entity, (ii) has been a recipient of any supervisory letter from any Governmental Entity, or (iii) has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently restrict, or would reasonably be expected to restrict, in any material respect, the conduct of its business or that relate to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each of this clause (iii), whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), in each case of the foregoing clauses (i) – (iii), with such exceptions that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. From and after the date of this Agreement, neither Parent nor any of its Subsidiaries (A) has been ordered to pay any civil money penalty by any Governmental Entity, (B) has been a recipient of any supervisory letter from any Governmental Entity, or (C) has adopted any Parent Regulatory Agreement, in each case of the foregoing clauses (A) – (C), with such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c) Since January 1, 2024 to the date of this Agreement, neither Parent nor any of its Subsidiaries has been advised in writing by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement, with such exceptions that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. From and after the date of this Agreement, neither Parent nor any of its Subsidiaries has been advised in writing by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement, with such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(d) Since January 1, 2024 to the date of this Agreement, Parent and its Subsidiaries are in compliance with each Parent Regulatory Agreement to which any of them is a party or is subject and Parent and its Subsidiaries have not received any written notice from any Governmental Entity indicating that Parent or any of its Subsidiaries is not in compliance with any Parent Regulatory Agreement, in each case with such exceptions that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. From and after the date of this Agreement, Parent and its Subsidiaries are in compliance with each Parent Regulatory Agreement to which any of them is a party or is subject and Parent and its Subsidiaries have not received any written notice from any Governmental Entity indicating that Parent or any of its Subsidiaries is not in compliance with any Parent Regulatory Agreement, in each case with such exceptions that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

4.15 Risk Management Instruments. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent

(a) all Derivative Contracts, whether entered into for the account of Parent, any of its Subsidiaries or for the account of a customer of Parent or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Parent or one of its Subsidiaries enforceable against Parent or its applicable Subsidiary and, to the knowledge of Parent, the counterparty thereto, in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect;

(b) Parent and each of its Subsidiaries have duly performed all of their obligations under each Derivative Contract to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder; and

(c) each such Derivative Contract has been reflected in the books and records of Parent and such Subsidiaries in accordance with GAAP consistently applied, and each Derivative Contract is evidenced by customary and appropriate documentation (including an ISDA master agreement and long-form confirmation).

4.16 Environmental Matters. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent:

(a) Parent and its Subsidiaries are in compliance, and since January 1, 2024, have complied with all Environmental Laws.

(b) There are no written notices of violations or Actions, or, to the knowledge of Parent, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Parent or any of its Subsidiaries of any liability or obligation arising under any applicable Environmental Law, pending or, to the knowledge of Parent, threatened against Parent.

(c) To the knowledge of Parent, there are no acts or omissions by Parent or any of its Subsidiaries that give rise to, or are reasonably likely to give rise to, liabilities under Environmental Laws, and there is no reasonable basis for any Action that would impose any liability or obligation under applicable Environmental Laws.

(d) Parent is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of understanding by or with any Governmental Entity or third party imposing any liability or obligation pursuant to Environmental Laws.

4.17 Investment Securities and Commodities.

(a) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, each of Parent and its Subsidiaries has good and valid title to all securities and commodities owned by it (except those sold under repurchase agreements as reflected in the Parent Reports), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Parent or its Subsidiaries and (ii) such securities and commodities are carried on the books of Parent at values determined in accordance with GAAP.

(b) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Parent believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Parent has made available to the Company the terms of such policies, practices and procedures. Since January 1, 2024, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries have been in compliance with the terms of such policies, practices and procedures.

4.18 Real Property. Parent or a Subsidiary of Parent (a) has good and marketable title to all material real property owned by Parent and its Subsidiaries (collectively, “Parent Owned Property”) (except properties sold or otherwise disposed of in accordance with Sections 5.1 and 5.3), free and clear of all Liens (except Permitted Encumbrances) and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Parent Reports or established after the date thereof which are material to Parent and its Subsidiaries on a consolidated basis (collectively, the “Parent Leased Property” and, with the Parent Owned Property, the “Parent Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Parent, the lessor. Neither Parent nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any Parent Real Property. There are no pending or, to the knowledge of Parent, threatened condemnation or eminent domain proceedings against Parent Real Property.

4.19 Intellectual Property; Parent Systems.

(a) Parent and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all material Intellectual Property used in the conduct of its business as currently conducted. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent: (i) (A) to the knowledge of Parent, the use or other exploitation of any Intellectual Property by Parent and its Subsidiaries, and the operation of the businesses of Parent and its Subsidiaries, do not infringe, misappropriate or otherwise violate the Intellectual Property rights of any person and are in accordance with any applicable license pursuant to which Parent or any of its Subsidiaries acquired the right to use any Intellectual Property, and (B) since January 1, 2024, no person has asserted in writing to Parent or any of its Subsidiaries that Parent or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any person; (ii) to the knowledge of Parent, no person is infringing on or otherwise violating any right of Parent or any of its Subsidiaries with respect to any Intellectual Property owned (or purported to be owned) by Parent or its Subsidiaries (collectively, “Parent Intellectual Property”); (iii) since January 1, 2024, neither Parent nor any of its Subsidiaries has received any written notice of any claim with respect to any Intellectual Property owned by Parent or any of its Subsidiaries, including any challenges to the validity, ownership or enforceability of such Intellectual Property; (iv) Parent and its Subsidiaries have taken reasonable actions that are designed to safeguard their material trade secrets and other material confidential information; and (v) all former and current employees, consultants and independent contractors of Parent or its Subsidiaries who have contributed to or participated in the conception and development of material Intellectual Property for such entities have entered into enforceable proprietary rights agreements with such entities, vesting ownership of such Intellectual Property in Parent or its Subsidiaries, except as otherwise vested in Parent or its Subsidiaries by operation of Law.

(b) The computer, information technology and data processing systems, facilities and services used by Parent or its Subsidiaries, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Parent Systems”), are reasonably sufficient for the conduct of the respective businesses of Parent and its Subsidiaries as currently conducted and the Parent Systems are in sufficiently good working condition to perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of Parent and its Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, to the knowledge of Parent, since January 1, 2024, no third party has gained unauthorized access to any Parent Systems owned or controlled by Parent or any of its Subsidiaries. Parent and its Subsidiaries have taken reasonable steps and implemented reasonable safeguards that are designed (i) to protect the Parent Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (ii) for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. Each of Parent and its Subsidiaries has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards that are designed to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of Parent and the Parent Subsidiaries as currently conducted.

(c) Each of Parent and its Subsidiaries has (i) complied in all material respects with all of its published privacy and data security policies and internal written privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of Personal Data and (ii) taken reasonable measures that are designed to ensure that all Personal Data in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To the knowledge of Parent and its Subsidiaries, since January 1, 2024, there has been no material loss, damage, or unauthorized access, use, modification, or other misuse of any such information by Parent or any of its Subsidiaries and no claims or actions have been asserted or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries alleging a violation of a person’s privacy, personal or confidentiality rights under any applicable laws or contracts, that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, all uses of AI Technologies by Parent and its Subsidiaries are, and have been since January 1, 2024, in compliance with all applicable binding industry standards, contractual obligations of Parent and its Subsidiaries and Parent’s or its Subsidiaries’ published policies. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries do not use and have not used since January 1, 2024, and to the knowledge of Parent or its Subsidiaries, no third party acting on behalf of Parent or its Subsidiaries, uses or has used since January 1, 2024, any (A) Personal Data as inputs or prompts in connection with any AI Technologies, except to the extent permitted under applicable laws or contractual obligations; (B) works of authorship as inputs or prompts in connection with any AI Technologies, except to the extent authorized by the owners or licensors of the Intellectual Property rights therein; or (C) any training data that was obtained, directly or indirectly, through an act of misappropriation, misrepresentation, unlawful means or unauthorized “web scraping”.

4.20 Related Party Transactions. Since January 1, 2024, there have been no material transactions, agreements, arrangements or understandings (or series of related material transactions, agreements, arrangements or understandings), nor are there any currently proposed material transactions, agreements, arrangements or understandings (or series of related material transactions, agreements, arrangements or understandings) between (a) Parent or any of its Subsidiaries, on the one hand, and (b) (x) (i) any current or former director, or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries or (ii) any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Parent Common Stock or (y) any affiliates or immediate family members of any of the persons referenced in clause (x), on the other hand.

4.21 Takeover Statute. The Parent Board has approved this Agreement, the Parent Support Agreements and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes.

4.22 Reorganization. Neither Parent nor any of its Subsidiaries has taken any action, and to the knowledge of Parent there are no facts or circumstances that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.23 Opinion. Prior to the execution of this Agreement, the Parent Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed in a written opinion, dated the same date) of KBW to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to Parent. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.24 Parent Information. The information relating to Parent, its Subsidiaries and its and their respective directors and officers that is provided by Parent or its Representatives to the Company or its Representatives to be contained in the Joint Proxy Statement and the S-4 or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

4.25 Loan Portfolio.

(a) As of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to any Loans in which Parent or any of its Subsidiaries is a creditor and that, as of September 30, 2025, had an outstanding balance of $1,000,000 or more under the terms of which the obligor was, as of September 30, 2025, over ninety (90) days or more delinquent in payment of principal or interest.

(b) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, to the knowledge of Parent each Loan of Parent and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Parent and its Subsidiaries as secured Loans, has been secured by Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by the Enforceability Exceptions).

(c) To the knowledge of Parent, since January 1, 2024, each outstanding Loan of Parent and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and currently is administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes and other credit and security documents, the written underwriting standards of Parent and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all Laws.

(d) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, none of the agreements pursuant to which Parent or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) To the knowledge of Parent, there are no outstanding Loans made by Parent or any of its Subsidiaries to any “executive officer” or any other “insider” (as each such term is defined in 12 C.F.R. Part 215 promulgated by the Federal Reserve Board) of Parent or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with 12 C.F.R. Part 215 or that are exempt therefrom.

4.26 Insurance. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, to the knowledge of Parent:

(a) Parent and its Subsidiaries are insured with reputable insurers against such risks and in such amounts that management of Parent has reasonably determined to be prudent, sufficient and consistent with industry practice,

(b) Parent and its Subsidiaries are in compliance with their insurance policies, and are not in default under any term thereof,

(c) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Parent and its Subsidiaries, Parent or the relevant Subsidiary thereof is the sole beneficiary of such policies, and

(d) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.27 No Broker Dealers. Neither Parent nor any of its Subsidiaries is required to be registered, licensed, qualified or authorized, as a broker-dealer under the Exchange Act or under any other applicable Law.

4.28 Investment Agreement.

(a) Parent has made available to the Company a true, correct and complete copy of the Investment Agreement (including any schedules, exhibits or attachments thereto). The Investment Agreement has not been amended or modified in any manner and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect by any party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by Parent or to Parent’s knowledge, the Investor, in each case, except for amendments after the date hereof that are permitted by Section 6.21(a) of this Agreement.

(b) As of the date of this Agreement, the Investment Agreement is in full force and effect and constitutes the valid, binding and enforceable obligation of Parent and to Parent’s knowledge, the Investor, enforceable in accordance with its terms (subject to the Enforceability Exceptions). There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing contemplated by the Investment Agreement (including, without limitation, in any agreement or document referenced in or ancillary to the Investment Agreement), other than the conditions precedent set forth in the Investment Agreement or this Agreement (such conditions precedent, the “Financing Conditions”). As of the date of this Agreement and assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 of this Agreement as well as the satisfaction of the other Financing Conditions, Parent has no reason to believe that the entire amount of the Equity Financing contemplated by the Investment Agreement will not be available to Parent on the Closing Date. Assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 of this Agreement, Parent has no reason to believe that any of the Financing Conditions will not be satisfied on or prior to the Closing Date.

(c) There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to Equity Financing that would reasonably be expected to adversely affect the conditionality, availability or amount of the Equity Financing contemplated by the Investment Agreement.

4.29 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Parent in this Article IV, neither Parent nor any other person has made, makes or is authorized to make any express or implied representation or warranty with respect to Parent, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby expressly disclaims any such other representations or warranties, whether express or implied, at law or in equity, and the Company hereby expressly disclaims reliance on any other such representation or warranty, express or implied, at law or in equity. In particular, without limiting the foregoing disclaimer, neither Parent nor any other person has made, makes or is authorized to make any representation or warranty to the Company or any of its affiliates or its or their respective Representatives with respect to (i) any financial projection, forecast, estimate, budget, prospective information, teaser, confidential information memorandum, presentation or other similar materials relating to Parent, any of its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or (ii) except for the representations and warranties made by Parent in this Article IV, any oral or written information presented to the Company or any of its affiliates or its or their respective Representatives in the course of their due diligence investigation of Parent or its Subsidiaries, the negotiation of this Agreement or in the course of the transactions contemplated hereby. None of Parent, any of its Subsidiaries, their affiliates, their respective Representatives or any other person will have, or will be subject to, any liability or other obligation to the Company, any of its Subsidiaries, their affiliates or their respective Representatives or any other person resulting from the Company’s use of, or the use by any of its affiliates or its or their respective Representatives of, any such information to the extent it or its subject matter (solely to the extent the content of such subject matter is also the content of the subject of an express representation and warranty in this Article IV) is not also an express representation and warranty made by Parent in this Article IV.

(b) Parent acknowledges and agrees that neither the Company nor any other person has made, makes or is authorized to make any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business of Parent and Company Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as expressly contemplated by this Agreement (including as set forth in the Parent Disclosure Schedule or Company Disclosure Schedule, as applicable), as required by Law or as consented to in writing by the other party (which consent shall not be unreasonably withheld, conditioned or delayed), each party shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects and (b) use its commercially reasonable efforts to maintain and preserve intact its business organization, employees, independent contractors and advantageous customer and other business relationships.

5.2 Company Forbearances. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as expressly contemplated by this Agreement (including as set forth in the Company Disclosure Schedule), as required by Law or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

(a) other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of the Company or any of its wholly-owned Subsidiaries to the Company or any of its other Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include (i) the incurrence of indebtedness by the Company and its wholly owned Subsidiaries in alignment with the Company’s and/or such Subsidiaries’ current policies and practices and with the goal of ensuring the Company and such wholly owned Subsidiaries are compliant with internal policies, Board guidelines, and regulatory parameters, (ii) the acquisition of borrowings with the Federal Home Loan Bank, the Federal Reserve Bank or other wholesale lenders, (iii) the creation of deposit liabilities, including any short term brokered deposits (with the phrase “short term” in the context of this Section 5.2(a) to mean having a maturity of less than twelve (12) months), (iv) issuances of letters of credit, purchases of federal funds, sales of certificates of deposit and (v) entry into repurchase agreements, in each case of clauses (i) through (v), in the ordinary course of business;

(b)

(i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare, pay or set a record date for any dividend or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities (except (A) regular quarterly cash dividends by the Company at a rate not in excess of $0.22 per share of Company Common Stock, (B) dividends paid by any wholly-owned Subsidiary of the Company to the Company or any of its other wholly-owned Subsidiaries, (C) regular distributions on outstanding trust preferred securities in accordance with their terms or (D) the acceptance of shares of Company Common Stock for withholding taxes incurred in connection with the vesting or settlement of the Company Equity Awards and dividend equivalents thereon, if any, in each case, in the ordinary course of business and consistent with the terms of any applicable award agreements);

(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock, restricted shares or other equity or equity-based awards or interests (except as set forth on Section 5.2(b)(iii) of the Company Disclosure Schedule); or

(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding (including by issuing any shares of Company Common Stock that are held as “treasury shares” as of the date of this Agreement) any additional shares of capital stock or other equity or voting securities or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for or valued by reference to, any shares of its capital stock or other equity or voting securities, including any securities of the Company or any of its Subsidiaries, or any options, warrants or other rights of any kind to acquire any shares of its capital stock or other equity or voting securities, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards outstanding as of the date of this Agreement or pursuant to the exercise, vesting or settlement of any new awards that are permitted to be granted by this Section 5.2 after the date of this Agreement, in each case, in accordance with their terms;

(c) (i) sell, transfer, mortgage, encumber or otherwise dispose of all or any substantial portion of its assets or businesses to any individual, corporation or other entity other than a wholly-owned Subsidiary of the Company, (ii) abandon or allow to lapse any material properties or assets, or (iii) cancel, release or assign any material indebtedness to which it or any Subsidiary of the Company is a party, in each case of clauses (i) through (iii), other than in the ordinary course of business;

(d) except for foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case, in the ordinary course of business, make any material investment in or material acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any new business or all or any substantial portion of the equity interests or assets of any other person;

(e) purchase any bank owned life insurance, except as required for an exchange or restructuring of any existing bank owned life insurance program;

(f) except for transactions in the ordinary course of business, (i) terminate, (other than any expiration of the term of any Company Contract) materially amend, or waive any material provision of, any Company Contract, (ii) make any material change in any Company Contract (other than normal renewals of Company Contracts without material adverse changes to terms with respect to the Company or its Subsidiaries) or (iii) enter into any contract, arrangement, commitment or understanding (whether written or oral) that would constitute a Company Contract if it were in effect on the date of this Agreement pursuant to the following clauses of Section 3.13(a), in each case (unless otherwise indicated) disregarding any monetary thresholds set forth in such clauses in Section 3.13(a) and instead applying the monetary thresholds and other restrictions described in this Section 5.2(f)(iii) (if any): (A) clause (i) of Section 3.13(a) (unless the subject matter of such Company Contract is permitted by another subsection of this Section 5.2(f); (B) clause (ii), (iii), (v), or (viii) of Section 3.13(a); (C) clause (iv) of Section 3.13(a), if in an amount that exceeds $1,000,000; (D) clause (vi) of Section 3.13(a), if involving payments in excess of $200,000 in respect of any single Action or $600,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by the Company in respect thereof); (E) clause (vii) of Section 3.13(a), if involving payments in excess of $1,000,000 (in respect of each acquisition or disposition) or containing material ongoing obligations of or restrictions on the Company or any of its Subsidiaries; and (F) clause (ix), (x), or (xi) of Section 3.13(a), if involving payments in excess of $1,000,000 per license, contract, arrangement, commitment or understanding (whether written or oral);

(g) except as required pursuant to the terms of any Company Benefit Plan or Company Contract as in effect on the date of this Agreement, (i) except in the ordinary course of business, establish, adopt, enter into, amend in any material respect or terminate any Company Benefit Plan; (ii) grant any material increases in the base salaries (or base wage rates) (and corresponding increases in incentive compensation opportunities) of any officers, directors, employees and consultants of the Company or any of its Subsidiaries, other than any increases in base salaries (or base wage rates) (and corresponding increases in incentive compensation opportunities) in the ordinary course of business that do not exceed fifteen percent (15%) for any individual or three and one-half percent (3.5%) in the aggregate for all employees (provided, that no such increases in annual base salaries will be made to any officer at the level of Senior Executive Vice President or higher); (iii) hire (or promote) (other than as a replacement hire or promotion below the level of Senior Executive Vice President) or terminate (other than for cause) any employee of the Company or any of its Subsidiaries, except the Company or any of its Subsidiaries may hire, promote, or terminate in the ordinary course of business any employee of the Company or any of its Subsidiaries in a position below the level of Senior Executive Vice President, provided that the Company shall use commercially reasonable efforts to give the Chief Executive Officer of Parent (or his designee) reasonable advance notice in writing prior to the effective date of such hiring, promotion or termination (provided such notice shall not be required to comply with the terms of Section 9.5); (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, except as set forth in Section 5.2(b)(iii) or Section 5.2(g) of the Company Disclosure Schedule; (v) (x) grant any equity or equity-based awards, except as set forth in Section 5.2(b)(iii) of the Company Disclosure Schedule or (y) accelerate the vesting of any equity or equity-based awards or other compensation, except for accelerated vesting that is required by the terms of any award or other Company Benefit Plan or Company Contract, in each case, in effect as of the date of this Agreement or the terms of any award permitted to be granted following the date of this Agreement; (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, or similar agreement or arrangement, except as set forth in Section 5.2(g) of the Company Disclosure Schedule; (vii) fund any rabbi trust or similar arrangement; or (viii) waive, release or limit any Restrictive Covenant obligation of any current or former employee or contractor of the Company or any of its Subsidiaries;

(h) (i) modify, extend, or enter into any collective bargaining agreement or any other labor-related agreements or arrangements with any labor or trade union, labor organization or group of employees, or (ii) recognize or certify any labor or trade union, labor organization, or group of employees as the bargaining representative of its employees or the employees of any of its Subsidiaries;

(i) settle any Action against the Company or any of its Subsidiaries, except for any settlement in the ordinary course of business that involves solely monetary remedies not in excess of $200,000 individually or $600,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments received by the Company in respect thereof);

(j) knowingly take any action or knowingly fail to take any action, where such action or failure to act would prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(k) amend the Company Certificate, Company Bylaws or comparable governing or organizational document of any of its material Subsidiaries;

(l) merge or consolidate itself or any of its Subsidiaries with any other person other than another wholly owned Subsidiary of the Company, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its Subsidiaries (other than with respect to any wholly-owned Subsidiary (other than the Company Bank) where the remaining assets or proceeds of any liquidation (as applicable) are delivered only to other wholly-owned Subsidiaries);

(m) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade or purchase any security rated below investment grade;

(n) implement or adopt any change in its accounting principles, practices or methods, other than as may be required from time to time by GAAP or any Bank Regulator;

(o) except as set forth in Section 5.2(o) of the Company Disclosure Schedule, (i) enter into any new line of business or change in any material respect its policies related to lending, pricing, investment, originating, underwriting, acquiring, selling, deposit pricing, risk and asset liability management and other banking and operating, hedging, securitization and servicing matters (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), in each case, except as required by applicable Law or by any Bank Regulator or (ii) make any loans or extensions of credit or grant additional credit to a current borrower, or any renewals thereof, except in the ordinary course of business; provided that the Company’s monthly lending policy exception levels shall remain consistent with the Company’s monthly lending policy exception levels over the twenty-four (24) month period ending on the date of this Agreement (and determined on a monthly average basis over such period); provided, further, that other than with respect to any renewals of any loans outstanding as of the date of this Agreement on materially similar terms (which, for the avoidance of doubt, shall not be subject to the limitations set forth in this proviso), (A) any individual unsecured loan or unsecured extension of credit, or grant of additional unsecured credit (regardless whether to the same borrower as other loans made by the Company), in each case, in excess of $8,000,000 that is not as of the date of this Agreement approved and committed (a schedule of which approved and committed loans has been made available to Parent) or (B) any individual secured loan or secured extension of credit or grant of additional secured credit (regardless whether to the same borrower as other loans made by the Company), in each case, in excess of $20,000,000 that is not as of the date of this Agreement approved and committed (a schedule of which approved and committed loans has been made available to Parent) shall require the prior written approval of the Chief Credit Officer of Parent or another officer designated in writing by Parent, which approval or rejection must be given in writing (e-mail to suffice) to the officer of the Company designated for such purpose in the Company’s request for consent within forty-eight (48) hours after the loan package is delivered by email or other written form of delivery to such individual, otherwise such Company request shall be deemed approved;

(p) make or authorize any capital expenditures in excess of $100,000 individually or $300,000 in the aggregate, other than (i) pursuant to binding commitments existing on the date of this Agreement (true, correct and complete copies of which have been made available to Parent and are listed in Section 5.2(p) of the Company Disclosure Schedule); (ii) expenditures necessary to maintain existing assets in good repair; (iii) capital expenditures set forth on those projected or future budgets made available to Parent and set forth in Section 5.2(p) of the Company Disclosure Schedule; and (iv) those other capital expenditures set forth on Section 5.2(p) of the Company Disclosure Schedule;

(q) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, settle or compromise any material Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, surrender any right to claim a material refund of material Taxes, enter into any closing agreement with respect to a material amount of Taxes, refund or amend any material Tax Return or surrender any material right to claim a refund of Taxes;

(r) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries, except in each case for any such action (i) in the ordinary course of business or (ii) in connection with the completion and opening of those branch locations set forth on Section 5.2(r) of the Company Disclosure Schedule;

(s) materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets of the Company or any of its Subsidiaries;

(t) sell, assign, license, transfer or otherwise dispose of, cancel, abandon or allow to lapse or expire any material Company Intellectual Property, except for (i) non-exclusive licenses, sublicenses or covenants not to sue granted in the ordinary course of business or (ii) cancellations, abandonments, lapses or expirations of Company Intellectual Property at the end of such Company Intellectual Property’s statutory term; or

(u) agree to do any of the foregoing.

For the avoidance of doubt, notwithstanding anything to the contrary contained in this Agreement or otherwise (but subject to the immediately following sentence), if any action or omission by the Company or any of its Subsidiaries, in of itself, is permitted by the terms of any of clauses (a) through (u) of this Section 5.2 (including if set forth on the Company Disclosure Schedule), then such action or omission, in of itself, shall be deemed to be permitted for all purposes under the terms of this Section 5.2 even if another clause of this Section 5.2 purportedly restricts any such action or omission. Notwithstanding the foregoing, any action or omission appurtenant to the action or omission deemed permitted pursuant to the immediately preceding sentence, shall not automatically be deemed permitted pursuant to the immediately preceding sentence, and must, in of itself, be permitted pursuant to a clause of Section 5.2.

5.3 Parent Forbearances. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as expressly contemplated by this Agreement (including as set forth in the Parent Disclosure Schedule), as required by Law or as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any of its Subsidiaries to:

(a) other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Parent or any of its wholly-owned Subsidiaries to Parent or any of its other Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include (i) the incurrence of indebtedness by Parent and its wholly owned Subsidiaries in alignment with Parent’s and/or such Subsidiaries’ current policies and practices and with the goal of ensuring Parent and such wholly owned Subsidiaries are compliant with internal policies, Board guidelines, and regulatory parameters, (ii) the acquisition of borrowings with the Federal Home Loan Bank, the Federal Reserve Bank or other wholesale lenders, (iii) the creation of deposit liabilities, including any short term brokered deposits (with the phrase “short term” in the context of this Section 5.3(a) to mean having a maturity of less than twelve (12) months), (iv) issuances of letters of credit, purchases of federal funds, sales of certificates of deposit and (v) entry into repurchase agreements, in each case of clauses (i) through (v), in the ordinary course of business;

(b)

(i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare, pay or set a record date for any dividend or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities (except (A) regular quarterly cash dividends by Parent at a rate not in excess of $0.20 per share of Parent Common Stock, (B) dividends paid by any wholly-owned Subsidiary of Parent to Parent or any of its other wholly-owned Subsidiaries, (C) regular distributions on outstanding trust preferred securities in accordance with their terms or (D) the acceptance of shares of Parent Common Stock for withholding taxes incurred in connection with the vesting or settlement of the Parent Equity Awards and dividend equivalents thereon, if any, in each case, in the ordinary course of business and consistent with the terms of any applicable award agreements);

(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock, restricted shares or other equity or equity-based awards or interests (except as set forth on Section 5.3(b)(iii) of Parent Disclosure Schedule); or

(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding (including by issuing any shares of Parent Common Stock that are held as “treasury shares” as of the date of this Agreement) any additional shares of capital stock or other equity or voting securities or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for or valued by reference to, any shares of its capital stock or other equity or voting securities, including any securities of Parent or any of its Subsidiaries or any options, warrants or other rights of any kind to acquire any shares of its capital stock or other equity or voting securities, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards outstanding as of the date of this Agreement or pursuant to the exercise, vesting or settlement of any new awards that are permitted to be granted by this Section 5.3 after the date of this Agreement, in each case, in accordance with their terms;

(c) (i) sell, transfer, mortgage, encumber or otherwise dispose of all or any substantial portion of its assets or businesses to any individual, corporation or other entity other than a wholly-owned Subsidiary of Parent, (ii) abandon or allow to lapse any material properties or assets, or (iii) cancel, release or assign any material indebtedness to which it or any Subsidiary of Parent is a party, in each case of clauses (i) through (iii), other than in the ordinary course of business;

(d) except for foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business, make any material investment in or material acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any new business or all or any substantial portion of the equity interests or assets of any other person;

(e) purchase any bank owned life insurance, except as required for an exchange or restructuring of any existing bank owned life insurance program;

(f) except for transactions in the ordinary course of business, (i) terminate, (other than any expiration of the term of any Parent Contract) materially amend, or waive any material provision of, any Parent Contract, (ii) make any material change in any Parent Contract (other than normal renewals of Parent Contracts without material adverse changes to terms with respect to Parent or its Subsidiaries) or (iii) enter into any contract, arrangement, commitment or understanding (whether written or oral) that (A) would constitute a Parent Contract if it were in effect on the date of this Agreement and (B) that involves payments in excess of $2,500,000 or more;

(g) [RESERVED];

(h) (i) modify, extend, or enter into any collective bargaining agreement or any other labor-related agreements or arrangements with any labor or trade union, labor organization or group of employees, or (ii) recognize or certify any labor or trade union, labor organization, or group of employees as the bargaining representative of its employees or the employees of any of its Subsidiaries;

(i) settle any Action against Parent or any of its Subsidiaries, except for any settlement in the ordinary course of business that involves solely monetary remedies not in excess of $500,000 individually or $1,000,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments received by Parent in respect thereof);

(j) knowingly take any action or knowingly fail to take any action, where such action or failure to act would prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(k) amend the Parent Certificate, Parent Bylaws or comparable governing or organizational document of any of its material Subsidiaries;

(l) merge or consolidate itself or any of its Subsidiaries with any other person other than another wholly owned Subsidiary of Parent, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its Subsidiaries (other than with respect to any wholly-owned Subsidiary (other than Merger Sub and Parent Bank) where the remaining assets or proceeds of any liquidation (as applicable) are delivered only to other wholly-owned Subsidiaries);

(m) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade or purchase any security rated below investment grade;

(n) implement or adopt any change in its accounting principles, practices or methods, other than as may be required from time to time by GAAP or any Bank Regulator;

(o) (i) enter into any new line of business or change in any material respect its policies related to lending, pricing, investment, originating, underwriting, acquiring, selling, deposit pricing, risk and asset liability management and other banking and operating, hedging, securitization and servicing matters (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), in each case, except as required by applicable Law or by any Bank Regulator or (ii) make any loans or extensions of credit or grant additional credit to a current borrower, or any renewals thereof, except in the ordinary course of business; provided that Parent’s monthly lending policy exception levels shall remain consistent with Parent’s monthly lending policy exception levels over the twenty-four (24) month period ending on the date of this Agreement (and determined on a monthly average basis over such period); provided, further, that any individual unsecured loan or unsecured extension of credit, or grant of additional unsecured credit (regardless whether to the same borrower as other loans made by Parent), in each case, in excess of $10,000,000 that is not as of the date of this Agreement approved and committed (a schedule of which approved and committed loans has been made available to the Company) or any individual secured loan or secured extension of credit or grant of additional secured credit (regardless whether to the same borrower as other loans made by Parent ), in each case, in excess of $70,000,000 that is not as of the date of this Agreement approved and committed (a schedule of which approved and committed loans has been made available to the Company) shall require the prior written approval of the Chief Credit Officer of the Company or another officer designated in writing by the Company, which approval or rejection must be given in writing (e-mail to suffice) to the officer of Parent designated for such purpose in Parent’s request for consent within forty-eight (48) hours after the loan package is delivered by email or other written form of delivery to such individual, otherwise such Parent request shall be deemed approved;

(p) make or authorize any capital expenditures in excess of $2,500,000 in the aggregate, other than (i) pursuant to binding commitments existing on the date of this Agreement (true, correct and complete copies of which have been made available to the Company and are listed in Section 5.3(p) of the Parent Disclosure Schedule); (ii) expenditures necessary to maintain existing assets in good repair; (iii) capital expenditures set forth on those projected or future budgets made available to the Company and set forth in Section 5.3(p) of the Parent Disclosure Schedule; and (iv) those other capital expenditures set forth on Section 5.3(p) of the Parent Disclosure Schedule;

(q) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, settle or compromise any material Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, surrender any right to claim a material refund of material Taxes, enter into any closing agreement with respect to a material amount of Taxes, refund or amend any material Tax Return or surrender any material right to claim a refund of Taxes;

(r) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries, except in each case for any such action in the ordinary course of business;

(s) materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets of the Parent or any of its Subsidiaries;

(t) sell, assign, license, transfer or otherwise dispose of, cancel, abandon or allow to lapse or expire any material Parent Intellectual Property, except for (i) non-exclusive licenses, sublicenses or covenants not to sue granted in the ordinary course of business or (ii) cancellations, abandonments, lapses or expirations of Parent Intellectual Property at the end of such Parent Intellectual Property’s statutory term; or

(u) agree to do any of the foregoing.

For the avoidance of doubt, notwithstanding anything to the contrary contained in this Agreement or otherwise (but subject to the immediately following sentence), if any action or omission by Parent or any of its Subsidiaries, in of itself, is permitted by the terms of any of clauses (a) through (u) of this Section 5.3 (including if set forth on the Parent Disclosure Schedule), then such action or omission, in of itself, shall be deemed to be permitted for all purposes under the terms of this Section 5.3 even if another clause of this Section 5.3 purportedly restricts any such action or omission. Notwithstanding the foregoing, any action or omission appurtenant to the action or omission deemed permitted pursuant to the immediately preceding sentence, shall not automatically be deemed permitted pursuant to the immediately preceding sentence, and must, in of itself, be permitted pursuant to a clause of Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 S-4; Joint Proxy Statement.

(a) Parent and the Company agree to cooperate in the preparation of the (i) Joint Proxy Statement and (ii) S-4 (in which the Joint Proxy Statement will be included as a prospectus), including (A) by promptly providing to the other party all non-privileged information concerning itself and its affiliates as may be reasonably requested by the other in connection with the preparation of the Joint Proxy Statement and S-4 and required by Law or requested by the SEC for inclusion in the applicable filing or any amendments or supplements thereto and (B) by considering in good faith the views of the other party and its counsel in connection with the contents of such filings. For the avoidance of doubt, unless prohibited by applicable Law and to the extent reasonably practicable in light of timing constraints (if any) requiring that a filing, response to requests or reply to comments be filed or submitted before a specific time, neither the Company nor Parent will file any documents, or any amendments or supplements thereto, or provide any responses to requests for additional information by and replies to comments of the SEC, in each case in connection with the transactions contemplated by this Agreement, without first providing the non-filing party and its counsel a reasonable opportunity to review and comment thereon and considering in good faith any comments from the non-filing Party or its counsel; provided, further, that the filing party consider in good faith including such reasonable additions, deletions or changes timely suggested by the non-filing party or its counsel to the extent relating to information concerning such non-filing party or its affiliates in such filing. Each of Parent and the Company shall provide the other party and its counsel a copy of all non-public SEC filings made by such party.

(b) Each Party shall use commercially reasonable efforts to prepare the S-4 (with the Joint Proxy Statement included as a prospectus) for filing with the SEC by Parent as promptly as practicable after the date of this Agreement (and in any event within forty five (45) calendar days after the date of this Agreement). Each Party shall use its commercially reasonable efforts to have the S-4 declared effective by the SEC as promptly as practicable after its filing and to keep the S-4 effective as long as is necessary to consummate the Mergers and the transactions contemplated by this Agreement. As soon as practicable following the S-4 (including the Joint Proxy Statement included therein) “clearing” comments from the SEC and becoming effective, Parent and the Company shall each mail and deliver such Joint Proxy Statement in definitive form to their respective stockholders. With respect to any opinions, consents and letters required in connection with the S-4 and the Joint Proxy Statement, each of Parent and the Company shall obtain appropriate opinions, consents, and letters from its financial advisor and/or independent auditors and/or, in the case of the Company, persons to be named as directors of Parent following the Closing, as may be required in connection with the S-4 and Joint Proxy Statement. Parent agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(c) Parent shall promptly notify the Company of when the S-4 has become effective, when any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the S-4 or for additional information.

(d) Parent and the Company shall, upon request, furnish each other with all non-privileged information concerning themselves and their respective Subsidiaries, directors, officers and stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement. Each of the Company and Parent shall correct any information provided by it (or its affiliates) for use in the S-4 or the Joint Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable if and to the extent such information is discovered to contain any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e) Each of Parent and the Company shall cooperate with the other to cause the S-4 and Joint Proxy Statement to comply, in each case, in all material respects with the applicable provisions of the Securities Act and the Exchange Act and their implementing rules and regulations; provided that (i) Parent agrees that except with respect to any information supplied by the Company or its Representatives for inclusion or incorporation by reference in the Joint Proxy Statement, the S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder and (ii) the Company agrees that except with respect to any information supplied by Parent or its Representatives for inclusion or incorporation by reference in the Joint Proxy Statement, the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder. Each of Parent and the Company shall promptly notify the other party upon the receipt of any comments (whether written or oral) from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the S-4, the Joint Proxy Statement, or for any other filing or any request from the SEC or its staff and of any request by the SEC or its staff or any other government officials for additional information. Each of Parent and the Company shall supply the other party with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the S-4, the Joint Proxy Statement, the Mergers, or any other filing. Parent and the Company shall cooperate with each other in responding to any comments or requests by the SEC or its staff or any government officials with respect to the S-4 or the Joint Proxy Statement. If at any time prior to the Parent Meeting or the Company Meeting there shall occur any event that should be disclosed in an amendment or supplement to the Joint Proxy Statement or the S-4, the Company and Parent shall use their commercially reasonable efforts to promptly prepare, file with the SEC and mail to the Company stockholders and Parent stockholders an amendment or supplement.

6.2 Regulatory Filings; Consents.

(a) The parties hereto shall cooperate with each other and use commercially reasonable efforts to promptly (and, in the case of the regulatory applications to the Federal Reserve Board, the OCC and the NYDFS, no later than thirty (30) days after the date of this Agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Mergers, the Bank Merger and the Parent Share Issuance) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities. Each of the Company and Parent shall cooperate and consult with each other in connection therewith, including by (i) furnishing any information and any reasonable undertaking or commitments that may be required to obtain the Requisite Regulatory Approvals, (ii) cooperating and consulting with each other in connection with any filing or submission with a Governmental Entity (provided that, for the avoidance of doubt, the Company’s and Parent’s obligations in respect of cooperation and consulting in respect of the S-4, the Joint Proxy Statement and any other filing with the SEC shall be governed by the terms and conditions of Section 6.1), including by allowing the other to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (iii) promptly informing the other of any substantive communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, (iv) permitting the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Entity with respect to the filings contemplated by this Section 6.2(a) and (v) responding as promptly as practicable and advisable to the requests of any Governmental Entity for documents and information. Notwithstanding anything to the contrary set forth in this Agreement, none of the Company, Parent, or any of their respective Subsidiaries shall be required to provide access to or to disclose (x) portions of any board and committee minutes that discuss any of the transactions contemplated by this Agreement and (y) information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege or the right to assert the work product doctrine of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Each of the Company and Parent will use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of the Company and Parent shall consult with the other in advance of any substantive meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable Law. Notwithstanding the foregoing, the parties’ obligations under this Section 6.2(a) are, in each case, subject to Laws relating to the exchange of information (including with respect to confidential supervisory information) and subject to necessary redactions relating to confidential or sensitive information.

(c) Each party shall use its commercially reasonable efforts to respond to any request for information and to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby in each case in a reasonably prompt and timely matter, including the sale, divestiture or disposition of assets, properties or businesses of the parties or their respective Subsidiaries. Notwithstanding the foregoing or anything to the contrary in this Agreement, nothing contained herein shall be deemed to require Parent or the Company or any of their respective Subsidiaries, and neither Parent or the Company nor any of their respective Subsidiaries shall be permitted (without the written consent of the other), to take or refrain from taking any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the Requisite Regulatory Approvals that would reasonably be expected to have, individually or in the aggregate, a material adverse effect (measured on a scale relative to Parent and its Subsidiaries, taken as a whole) on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Mergers (a “Materially Burdensome Regulatory Condition”), it being agreed and understood any of the matters set forth in Section 6.2 of the Parent Disclosure Schedule and Company Disclosure Schedule shall be deemed a Materially Burdensome Regulatory Condition. As used herein, “Requisite Regulatory Approvals” means all regulatory authorizations, consents, permits, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) set forth in Section 3.4 or Section 4.4 that are necessary to consummate the transactions contemplated by this Agreement (including the Mergers and the Bank Merger) or those the failure of which to be obtained does not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation; provided that, notwithstanding the foregoing or anything to the contrary contained in this Agreement, the “Requisite Regulatory Approvals” shall in no event include any regulatory authorizations, consents, permits, orders or approvals (or the expiration or termination of statutory waiting periods in respect thereof) in each case to the extent required under the Investment Agreement or the transactions contemplated thereby, including the portion of the Parent Share Issuance representing those shares of Parent Common Stock to be issued in connection with the Investment Agreement, other than the Mergers, the Bank Merger and clause (A) of the definition of Parent Share Issuance.

6.3 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable Law, each of Parent and the Company, for the purposes of verifying the representations and warranties of such party and preparing for the Mergers and the other matters expressly contemplated by this Agreement, shall, and shall cause each of its Subsidiaries to, afford to the other and their Representatives, reasonable access, during normal business hours and in a manner so as not to interfere with normal business operations during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, to all of such party’s properties, books, contracts, personnel, information technology systems and records reasonably requested by the other. Each of Parent and the Company shall use its commercially reasonable efforts to minimize any interference with the other’s regular business operations during any such access. Notwithstanding anything to the contrary set forth in this Agreement, none of the Company, Parent, or any of their respective Subsidiaries shall be required to provide access to or to disclose (x) board and committee minutes that discuss any of the transactions contemplated by this Agreement and (y) information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege or the right to assert the work product doctrine of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Each of the Company and Parent will use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each party shall hold all information furnished by or on behalf of such party or any of its Subsidiaries or Representatives pursuant to this Section 6.3 in confidence to the extent required by, and in accordance with, the provisions of that certain Amended and Restated Evaluation and Mutual Non-Disclosure and Confidentiality Agreement, dated April 23, 2025, by and between Parent and the Company (the “Confidentiality Agreement”).

(c) No investigation (or discovery or receipt of information) by any party or their respective Representatives shall affect or be deemed to modify or waive any representation, warranty, covenant or other agreement of the other parties set forth herein or the conditions to any party’s obligation to consummate the transactions contemplated hereby. Nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the operations of the other parties prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(d) Following the date of this Agreement until the Closing or the earlier termination of this Agreement, each of the Company and Parent shall provide to the other, subject to the limitations set forth in the penultimate sentence of Section 6.3(a), (i) monthly financial reports, in the same form in which such reports are provided to the Company Board or Parent Board, as applicable, including the Company’s or Parent’s, as applicable, balance sheet and income statement for the applicable period, and (ii) monthly reports regarding asset quality, in the same form in which such reports are provided to the Company Board or Parent Board, as applicable. The parties hereby agree that the failure by the Company or Parent, as applicable, to provide the information described in the foregoing clauses (i) and (ii) shall not constitute a violation or breach of this Section 6.3(d), or cause the failure of any closing condition set forth in Section 7.2 or Section 7.3, unless (A) the failure to provide such information is the result of the Company’s or Parent’s, as applicable, willful breach of this Section 6.3(d) and (B) the Company or Parent, as applicable, does not cure such failure by providing the required information within thirty (30) days following the receipt of written notice from the other regarding the breach of this Section 6.3(d).

6.4 Stockholders’ Approval.

(a) Each of Parent and the Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders, as applicable (the “Parent Meeting” and the “Company Meeting,” respectively), to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (i) the Requisite Parent Vote and the Requisite Company Vote required in connection with this Agreement, the First-Step Merger and the Parent Share Issuance, (ii) with respect to Parent, obtaining the requisite vote to approve the Exemption Amendment (as defined in the Investment Agreement) (it being understood that the failure to obtain such approval shall not constitute the failure of any closing condition set forth in Article VII) and (iii) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, including procedural matters and matters required by applicable Law to be voted on by the applicable party’s stockholders in connection with the adoption of this Agreement and in accordance with Regulation 14A under the Exchange Act seeking advisory approval of a proposal in connection with a non-binding, advisory note to approve certain compensation that may become payable to the applicable party’s named executive officers in connection with the consummation of the Mergers. Each of Parent and the Company shall (A) use its commercially reasonable efforts to cause such meetings to occur as soon as reasonably practicable and on the same date and (B) engage a proxy solicitor reasonably acceptable to the other party to assist in the solicitation of proxies from its stockholders. Such meetings may be held virtually, subject to applicable law and the organizational documents of each party.

(b) Each of Parent or the Company shall adjourn or postpone the Parent Meeting or the Company Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Parent Common Stock or Company Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company or Parent, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote or the Requisite Parent Vote, and each of the Company and Parent, as applicable, shall continue to use its commercially reasonable efforts to solicit proxies from its stockholders in order to obtain the Requisite Company Vote or Requisite Parent Vote, respectively; provided that the foregoing shall not restrict in any way each of the Boards of Directors of Company or Parent from making a Recommendation Change permitted by Section 6.14(d), disclosing such Recommendation Change and the basis and reasons therefor. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone the Parent Meeting or the Company Meeting in accordance with the first sentence of this Section 6.4(b), unless this Agreement has been terminated in accordance with its terms, (i) the Parent Meeting shall be convened and the Parent Share Issuance shall be submitted to the stockholders of Parent at the Parent Meeting and (ii) the Company Meeting shall be convened and this Agreement shall be submitted to the stockholders of Company at the Company Meeting, and nothing contained herein shall be deemed to relieve either Parent or Company of such obligation prior to the termination of this Agreement in accordance with its terms.

6.5 Legal Conditions to Merger. Subject in all respects to Section 6.1 and Section 6.2, each of Parent and the Company shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to obtain the tax opinions referenced in Section 7.2(c) and Section 7.3(c) or any similar opinions required in connection with the Joint Proxy Statement or the S-4 described Section 6.1, including by executing and delivering representations contained in certificates of officers of Parent and the Company reasonably satisfactory in form and substance to Parent’s and the Company’s respective counsels.

6.6 Stock Exchange Listing. Parent shall use its commercially reasonable efforts to, prior to the Effective Time, cause the shares of Parent Common Stock to be issued in connection with the Mergers to be approved for listing on the NASDAQ, subject to official notice of issuance.

6.7 Employee Matters.

(a) During the period commencing on the Closing Date and ending on the first anniversary thereof, Parent shall or shall cause the Surviving Corporation to provide the employees of the Company and its Subsidiaries who continue to be employed by Parent or its Subsidiaries (including, for the avoidance of doubt, the Surviving Corporation and its Subsidiaries) immediately following the Effective Time, while employed by Parent or its Subsidiaries after the Effective Time (the “Continuing Employees”), with (i) base salaries (contingent on a forty (40) hour work week solely for salaried Continuing Employees) and wages that are no less than those provided to the Continuing Employees immediately prior to the Effective Time, (ii) incentive opportunities (including both cash and equity incentive opportunities) that are substantially similar to those provided to similarly situated employees of Parent or its Subsidiaries (except as otherwise provided in Section 6.7(g)) and (iii) employee benefits that are substantially similar to such employee benefits provided to similarly situated employees of Parent or its Subsidiaries; provided that Parent may satisfy its obligation by providing or causing the Surviving Corporation to provide such Continuing Employees with employee benefits that are substantially comparable in the aggregate to the employee benefits provided by the Company or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time.

(b) With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall or shall cause the Surviving Corporation to: (i) use commercially reasonable efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible spouse and dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) use commercially reasonable efforts to provide each such employee and their eligible spouse and dependents with credit for any co-payments, coinsurance, deductibles, or maximum out-of-pocket requirements paid prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable co-payments, coinsurance, deductible or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes (including eligibility, vesting and benefit accruals (other than benefit accruals under any defined benefit pension plans)) in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(c) [Reserved]

(d) (i) No earlier than thirty (30) days prior to the Closing Date, the Company and/or the Company Bank, as applicable, may take all actions as may be necessary or appropriate (including the adoption of board resolutions) to cause the Flushing Bank Supplemental Savings Incentive Plan, the Buran SERP and the Outside Director Retirement Plan of Flushing Savings Bank to be terminated at or immediately prior to the Effective Time in accordance with Section 409A of the Code and the terms of the applicable plan documents and (ii) Parent shall pay (or cause to be paid) to each participant thereof a lump sum cash amount equal to the benefit to which such participant is entitled pursuant to the terms of such plans no later than thirty (30) days following the Closing Date. For purposes of this Agreement, the “Buran SERP” means the Supplemental Retirement Benefit for John R. Buran pursuant to Section 5(d) of the Amended and Restated Employment Agreement, dated July 19, 2013, by and between Flushing Bank and John R. Buran and the Amended and Restated Employment Agreement, dated July 19, 2013, by and between Flushing Financial Corporation and John R. Buran.

(e) Nothing in this Agreement shall confer upon any employee, officer, director, independent contractor or consultant of the Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, the Company, Parent or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including without limitation any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) of the Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Parent shall assume, honor, fulfill and discharge all obligations under the Company Benefit Plans (including all individual employment agreements, the Company Severance Plans and the bank-owned life insurance agreements) in accordance with their terms as of the date of this Agreement, it being understood that this sentence shall not be construed to limit the ability of Parent or any of its Subsidiaries or affiliates to amend or terminate any Company Benefit Plan to the extent that such amendment or termination is permitted by the terms of the applicable plan. For purposes of this Agreement, “Company Severance Plans” means (i) the Flushing Bank Specified Officer Change in Control Severance Policy, (ii) the Employee Severance Compensation Plan for Senior Vice Presidents, Vice Presidents and Assistant Vice Presidents of Flushing Bank and (iii) the Employee Severance Compensation Plan, each as amended effective July 2025.

(g) Following the Closing, Parent shall (or shall cause the Surviving Corporation to) (i) provide each Continuing Employee with an annual cash bonus compensation opportunity for the calendar year in which the Closing occurs that is no less favorable than the annual cash bonus compensation opportunity applicable to such Continuing Employee under the annual cash bonus plan set forth on Section 6.7(g) of the Company Disclosure Schedule (the “Bonus Plans”) immediately prior to the Closing and (ii) shall pay annual bonuses for the calendar year in which the Closing occurs to Continuing Employees who remain employed at the time of payment no later than sixty (60) days following the end of such calendar year; provided, that the annual bonus payable to each Continuing Employee for the portion of the calendar year prior to the Closing shall be no less than such employee’s share of the aggregate bonus amount accrued in the Company’s financial statements as of the Closing; and provided, further, that any such Continuing Employee whose employment is terminated by Parent or the Surviving Corporation other than for cause or whose employment terminates due to the death, disability or, solely with respect to the portion of the Pro Rata Bonus (as defined below) that relates to the pre-Closing portion of the applicable calendar year, retirement prior to the payment date described in clause (ii) above shall receive a pro rata portion of the annual bonus that such Continuing Employee would have otherwise received based on the portion of such calendar year worked by such Continuing Employee (the “Pro Rata Bonus”), with such pro rata portion payable to such Continuing Employee in connection with such termination of employment and, solely with respect to the portion of the Pro Rata Bonus that relates to the post-Closing portion of the applicable calendar year, subject to the execution of a general release of claims in a form acceptable to Parent.

(h) On and after the date of this Agreement and prior to the Effective Time, Parent shall consult with and keep the Company’s Chief Executive Officer reasonably informed regarding its personnel plans and decisions concerning the Company and the Company Bank developed prior to the Effective Time, including which employees are or are not anticipated to be Continuing Employees, and Parent and the Company shall mutually collaborate and align on the manner and form of any communications regarding such matters to the affected employees of the Company and the Company Bank.

(i) Parent hereby acknowledges that a “change of control” (or other event with similar import) within the meaning of the Company Benefit Plans set forth in Section 6.7(i) of the Company Disclosure Schedule will occur as of the Effective Time (to the extent that such event has not previously occurred, pursuant to the terms of the applicable Company Benefit Plans, at the time of receipt of the Requisite Company Vote).

(j) The Company and/or the Company Bank shall terminate the Flushing Post-Retirement Welfare Plan prior to the Closing.

6.8 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Entity and the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case, subject to (and to the fullest extent permitted by) Law, to the fullest extent such persons are entitled to be indemnified as of the date of this Agreement by the Company pursuant to (i) the Company Certificate, (ii) the Company Bylaws, (iii) the governing or organizational documents of any Company Subsidiary and (iv) any indemnification agreements in existence as of the date of this Agreement and set forth in Section 6.8(a) of the Company Disclosure Schedule (in the case of clause (iv), true, correct and complete copies of which indemnification agreements have been made available to Parent), each present and former director, officer or employee of the Company and its Subsidiaries or other person entitled to be so indemnified in accordance with the foregoing documents (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual Action, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer, employee or other representative of the Company or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided that in the case of advancement of expenses, the Company Indemnified Party to whom expenses are advanced provides an undertaking (in reasonable and customary form) to repay such advances if it is ultimately determined in a final determination or by a court of competent jurisdiction that such Company Indemnified Party is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the Company Indemnified Parties arising from facts or events that occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount that, in the aggregate, exceeds 300% of the current annual premium paid as of the date of this Agreement by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith determination, provide the maximum coverage available for an aggregate cost equal to the Premium Cap. In lieu of the foregoing, the Company, in consultation with Parent, may (and at the request of Parent, the Company shall use its commercially reasonable efforts to) obtain at or prior to the Effective Time a six (6)-year prepaid “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap and, in such case, Parent shall not have any further obligations under this Section 6.8(b), other than to maintain such prepaid “tail” policy.

(c) The provisions of this Section 6.8 (i) shall survive the Effective Time, (ii) are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and each Company Indemnified Party’s heirs and representatives, (iii) shall be binding on Parent and the Surviving Corporation and their respective successors and assigns (each, an “Indemnifying Party”), and (iv) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Company Indemnified Party (and such person’s heirs and representatives) may have. In the event that any Indemnifying Party (x) consolidates with or merges into any other entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (y) transfers all or substantially all of its assets or deposits to any other entity or (z) engages in any similar transaction, then in each case, the Surviving Corporation and its successors and assigns, as applicable, shall cause proper provision to be made so that the successors and assigns of such Indemnifying Party shall expressly assume in writing or by operation of law the obligations of such Indemnifying Party set forth in this Section 6.8. The obligations of the Surviving Corporation, Parent and the Company under this Section 6.8 shall not be terminated, amended or modified in a manner so as to adversely affect the Company Indemnified Party or any other person entitled to the benefit of this Section 6.8 without the prior written consent of the affected Company Indemnified Party or affected person.

6.9 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other hand) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be mutually agreed by Parent and the Company.

6.10 Advice of Changes. Parent and the Company shall each promptly advise the other of any change, event, circumstance, condition, occurrence or development known to it (a) that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on it or (b) which it believes would or would be reasonably expected to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of any condition in Article VII; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not, in and of itself, be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or 7.3, as applicable, to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; provided, further, that the delivery of any notice pursuant to this Section 6.10 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.11 Litigation and Claims. Each of the Company and Parent shall, to the extent permitted under applicable Law, promptly notify the other party in writing of any Action issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of either such party, threatened against the Company, Parent or any of their respective Subsidiaries, in each case that (a) questions or would reasonably be expected to question the validity of this Agreement, the Mergers or the other transactions contemplated hereby or any actions taken or to be taken by Parent, the Company or their respective Subsidiaries with respect to this Agreement, the Mergers or the other transactions contemplated hereby or (b) seeks to enjoin, restrain or prohibit the transactions contemplated hereby; provided that any failure to give notice in accordance with the foregoing shall not, in of itself, be deemed to constitute a violation of this Section 6.11 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied. The Company shall give Parent the opportunity to participate (at Parent’s own expense) in the defense or settlement of any stockholder litigation against the Company and/or its directors, officers or affiliates relating to the transactions contemplated by this Agreement, and the Company shall not agree to any such settlement of any such litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

6.12 Dividends. After the date of this Agreement, each of Parent and the Company shall coordinate with the other the declaration of any dividends in respect of Parent Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock and/or holders of Parent Common Stock shall not receive two (2) dividends, or fail to receive one (1) dividend, in respect of any quarter prior to the Effective Time, with respect to their shares of Company Common Stock and/or shares of Parent Common Stock.

6.13 Corporate Governance.

(a) Effective as of the Effective Time, in accordance with the Parent Bylaws and other applicable organizational documents, (i) the number of directors that will comprise the full Parent Board (and, as of the Second-Step Effective Time, that will comprise the full Board of Directors of the Surviving Corporation) shall be seventeen (17) and (ii) of such members of the Parent Board, (x) ten (10) directors (the “Parent Directors”) shall be members of the Parent Board as of immediately prior to the Effective Time, (y) six (6) directors (the “Company Directors”) shall be members of the Company Board as of immediately prior to the Effective Time, designated by a working group consisting of two (2) representatives from each party (it being agreed that one of such Company Directors shall be Mr. John Buran) (provided that the parties agree that any individual serving as a director on the Company Board as of the date of this Agreement shall be deemed eligible to be reviewed for candidacy and deemed approved to serve on the Parent Board and to satisfy the standards for directors of the Parent Board in effect as of the date of this Agreement (the “Parent Director Standards”), subject solely to the expertise and qualification requirements in Section 6.13(e) (each such individual, a “Deemed Approved Individual”); and (z) one (1) director (the “Investor Director”) shall be an individual designated by the Investor in accordance with the Investment Agreement; provided that such designee of the Investor shall serve as a nonvoting observer on the Parent Board unless and until such designee receives any applicable regulatory approval, non-objection, or waiver to serve as an Investor Director. For the avoidance of doubt, notwithstanding anything to the contrary contained in this Agreement, each Deemed Approved Individual shall be deemed to have satisfied the Parent Director Standards as of the date of this Agreement and as of any future date (so long as, at such future date, there shall not have been any substantive material adverse change in the facts and circumstances of such Deemed Approved Individual since the date of this Agreement which will cause such person not to meet the Parent Director Standards), in each case for all purposes of this Section 6.13 and in connection with any determination as to whether such Deemed Approved Individual meets and/or continues to meet the Parent Director Standards.

(b) At least one (1) Business Day prior to the date of this Agreement, Parent has made available to the Company a true, correct and complete copy of the Parent Director Standards. Following the Closing, so long as each Parent Director and Company Director continues to meet the Parent Director Standards, Parent shall nominate each of the Parent Directors and Company Directors for reelection to the Parent Board as follows (other than Mr. Buran, whose nomination rights are addressed in Section 6.13(f) below):

(i) if the Closing occurs prior to the 2026 annual stockholders’ meeting of Parent, then Parent shall nominate each of the Parent Directors and Company Directors for reelection to the Parent Board at both the 2026 and 2027 annual stockholders’ meeting of Parent; or

(ii) if the Closing occurs after the 2026 annual stockholders’ meeting of Parent, then Parent shall nominate each of the Parent Directors and Company Directors for reelection to the Parent Board at both the 2027 and 2028 annual stockholders’ meeting of Parent.

(c) Notwithstanding anything in Section 6.13(a) to the contrary, Parent shall have the right to not renominate certain directors to the Parent Board as follows:

(i) if the Closing occurs prior to the 2026 annual stockholders’ meeting of Parent, then, at the 2027 annual stockholders’ meeting of Parent, Parent shall have the right to not renominate up to four (4) directors of the Parent Board (and to resize the Parent Board accordingly); provided that any exercise of such right shall be made in equal proportions (i.e., one (1) Parent Director and one (1) Company Director, or two (2) Parent Directors and two (2) Company Directors), and provided, further, that following the exercise of Parent’s right to not renominate directors, the resulting Parent Board must reflect the same proportion of Company Directors to Parent Directors as before the exercise of Parent’s right (i.e., if ratio of Company Directors to Parent Directors prior to exercise of right is three (3) to five (5), following the exercise of such right the ratio of Company Directors to Parent Directors shall remain three (3) to five (5)), provided, however, that if calculating such ratio would result in a “fractional” director (i.e., not an integral number of directors), then the number of directors will be adjusted in the Company’s favor to achieve an integral number of directors; or

(ii) if the Closing occurs after the 2026 annual stockholders’ meeting of Parent, then, (A) at the 2027 annual stockholders’ meeting of Parent, Parent shall have the right to not renominate up to two (2) directors of the Parent Board (and to resize the Parent Board accordingly); provided that any exercise of such right shall be made in equal proportions (i.e., one (1) Parent Director and one (1) Company Director) and (B) at the 2028 annual stockholders’ meeting of Parent, Parent shall have the right to not renominate up to four (4) directors of the Parent Board (and to resize the Parent Board accordingly); provided that, in the case of clause (B), any exercise of such right shall be (x) inclusive of any directors who were not renominated to the Parent Board at the 2027 annual stockholders’ meeting of Parent and (y) made in equal proportions (i.e., one (1) Parent Director and one (1) Company Director, or two (2) Parent Directors and two (2) Company Directors), and provided, further, that, in the case of any exercise of Parent’s right to not renominate directors pursuant to the prior clauses (A) and/or (B), following the exercise of such right, the resulting Parent Board must reflect the same proportion of Company Directors to Parent Directors as before the exercise of Parent’s right (i.e., if ratio of Company Directors to Parent Directors prior to exercise of right is three (3) to five (5), following the exercise of such right the ratio of Company Directors to Parent Directors shall remain three (3) to five (5)), provided, however, that if calculating such ratio would result in a “fractional” director (i.e., not an integral number of directors), then the number of directors will be adjusted in the Company’s favor to achieve an integral number of directors, it being understood that the determination as to the ratio of Company Directors to Parent Directors shall be made each time Parent exercises its right not to renominate directors pursuant to this Section 6.13(c)(ii).

(d) If a Company Director is not elected or reelected to the Parent Board at an annual stockholders’ meeting of Parent during the applicable period contemplated by Section 6.13(b), such Company Director shall have the right to serve on the advisory committee of Parent for no less than two (2) years, and such persons shall receive compensation commensurate with advisory committee members generally. Notwithstanding the other provisions of this Section 6.13, in no event shall Parent be required to nominate such persons at subsequent annual stockholders’ meetings, provided that, for the avoidance of doubt, in no event shall this be deemed to affect or limit Parent’s and Parent Board’s obligations with respect to the nomination of any then-remaining Company Directors (including, if applicable, any replacement directors designated and appointed pursuant to Section 6.13(d) and serving as Company Directors) pursuant to this Section 6.13, which shall remain unchanged.

(e) In the event (i) a Company Director fails to be elected or reelected to the Parent Board in accordance with Section 6.13(d) or (ii) of any vacancy on the Parent Board due the death, resignation, retirement, disqualification or removal of any Company Director during the period beginning on the Closing Date and ending on (x) the date immediately preceding the 2028 annual stockholders’ meeting of Parent, if the Closing occurs prior to the 2026 annual stockholders’ meeting of Parent, or (y) the date immediately preceding the 2029 annual stockholders’ meeting of Parent, if the Closing occurs after the 2026 annual stockholders’ meeting of Parent, then (A) in the case of clause (i), Parent Board will increase the size of the Parent Board by the number of affected Company Directors and (B) in the case of clauses (i) and (ii), the remaining Company Directors may designate, and the Parent Board shall appoint, any individual who meets the Parent Director Standards (other than any Company Director who is not elected or reelected at an annual stockholders’ meeting of Parent) as a replacement director to serve the remainder of the term of the newly-created Parent Board seat or of the departing Company Director (as applicable); provided that in the event there are no other Company Directors remaining on the Parent Board at the time such new board seat is created or vacancy exists, the individual designated as a replacement director shall be chosen by Mr. Buran; provided, further, that in the event Mr. Buran is unable to designate a replacement director due to his death, disability or other incapacity, the individual designated as a replacement director shall be chosen by the individuals who served as directors on the Company Board immediately prior to the Effective Time, acting as a whole; provided, however, that, in the event the departing director was an audit expert, a risk management expert, or qualified as an independent director under the listing standards of the NASDAQ and the applicable rules of the SEC, such replacement director shall possess the same expertise or qualification. For the avoidance of doubt, any such replacement director appointed to the Parent Board in accordance with the preceding sentence shall thereafter constitute a “Company Director” for all purposes under this Agreement.

(f) Notwithstanding anything in this Section 6.13 to the contrary, (i) if the Closing occurs prior to the 2026 annual stockholders’ meeting of Parent, then Parent shall nominate Mr. Buran for reelection to the Parent Board at the 2026, 2027, 2028, 2029 and 2030 annual stockholders’ meetings of Parent; or (ii) if the Closing occurs after to the 2026 annual stockholders’ meeting of Parent, then Parent shall nominate Mr. Buran for reelection to the Parent Board at the 2027, 2028, 2029, 2030 and 2031 annual stockholders’ meetings of Parent. If Mr. Buran is not elected by the stockholders of Parent at any such annual meeting of Parent, (A) Parent shall compensate Mr. Buran through a consulting arrangement in the amount he would have otherwise received as a Company Director for any remaining term as contemplated by

Section 6.13(f)(i) or Section 6.13(f)(ii), as applicable; provided that any equity-based compensation payable to Company Directors during such time shall instead be paid to Mr. Buran in cash; (B) all equity-based compensation previously granted to Mr. Buran by Parent shall become fully vested; and (C) notwithstanding the other provisions of this Section 6.13(f), in no event shall Parent be required to nominate Mr. Buran at subsequent annual stockholders meetings, provided that, for the avoidance of doubt, in no event shall this be deemed to affect or limit Parent’s and Parent Board’s obligations with respect to the nomination of Company Directors, including, if applicable, any replacement directors designated and appointed pursuant to Section 6.13(d) and serving as Company Directors (in each case other than any Company Director who is not elected or reelected at an annual stockholders’ meeting of Parent) pursuant to this Section 6.13, which shall remain unchanged.

(g) Effective as of the Bank Merger Effective Time, in accordance with the bylaws of Parent Bank and other applicable organizational documents, (i) the number of directors that will comprise the full Board of Directors of Parent Bank (the “Parent Bank Board”) shall be eighteen (18) and (ii) of such members of the Board of Directors, (x) eleven (11) shall be the Parent Directors, (y) six (6) shall be the Company Directors and (z) one (1) shall be the Investor Director. Parent and Parent Board shall ensure that any individual who serves on the Parent Board as a Company Director shall also serve on the Parent Bank Board as a Company Director for so long as such Company Directors continue to serve on the Parent Board, including appointing or nominating replacement Company Directors for newly-created or vacant seats on the Parent Bank Board in substantially the same manner as replacement Company Directors are appointed or nominated in such situations at Parent Board (including increasing the size of the Parent Bank Board to the extent the size of the Parent Board has been increased pursuant to Section 6.13(e) above).

(h) From the Closing until the two (2)-year anniversary of the Closing, Mr. Buran shall serve as non-executive chairman of the Parent Board (such period, the “Chairman Term”). Following the Chairman Term or otherwise upon Mr. Buran’s earlier death, resignation, retirement or disqualification, Mr. Christopher Maher shall be appointed chairman of the Parent Board for a term not to exceed one (1) year. Thereafter, the Parent Board shall appoint a chairman of the Parent Board in its discretion.

(i) Effective as of the Effective Time, the individuals set forth on Section 6.13(i) of the Company Disclosure Schedule shall be appointed as additional officers of Parent to the roles set forth opposite their names on Section 6.13(i) of the Company Disclosure Schedule.

(j) Following the Effective Time, the Surviving Corporation will retain the Company’s current headquarters located in Uniondale, New York, which will serve as a hub for the Surviving Corporation’s operational presence in such geographic region.

(k) The provisions of this Section 6.13 (i) shall survive the Effective Time, (ii) are intended to be for the benefit of, and shall be enforceable by, the initial Company Directors and any future Company Directors, with Mr. Buran acting as their representative for purposes of enforcing this Section 6.13 following the Effective Time; provided, that if Mr. Buran cannot serve in this capacity due to death, disability or other incapacity, the remaining Company Directors at such time shall select an individual to replace Mr. Buran as representative and to serve in such role for all purposes of this Section 6.13, including as provided in the last sentence of this Section 6.13(k), and (iii) shall be binding on Parent and the Surviving Corporation and, except in the case of a merger of Parent with a non-affiliated person, their respective successors and assigns. The obligations of the Surviving Corporation, Parent and the Company under this Section 6.13 shall not be terminated, amended or modified in a manner so as to adversely affect the rights of the initial Company Directors or any other person entitled to the benefit of this Section 6.13 without the prior written consent of Mr. Buran, acting as the representative of such Company Directors (or the consent of any individual selected as a replacement representative pursuant to the first sentence of this Section 6.13(k), as applicable) for purposes of enforcing this Section 6.13 following the Effective Time.

6.14 Acquisition Proposals.

(a) No Solicitation. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each of the Company and Parent agrees that it will not, and will cause each of its Subsidiaries and direct its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to any person (other than the other parties and their respective Representatives in their capacity as such) concerning any Acquisition Proposal, or (iv) have or participate in any discussions with any person (other than the other parties and their respective Representatives in their capacity as such) relating to any Acquisition Proposal (other than discussions with any person who has submitted a proposal, solely to clarify whether such proposal constitutes an Acquisition Proposal), except, in each case of clauses (i) through (iv), to notify such person that has made or is making any inquiries with respect to, or is considering making, an Acquisition Proposal of the existence of the provisions of this Section 6.14(a). Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Parent Vote, in the case of Parent, or the Requisite Company Vote, in the case of the Company, a party receives an unsolicited bona fide written Acquisition Proposal that did not result from or arise in connection with a breach of this Section 6.14(a) in any material respect, such party may, and may permit its Subsidiaries and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and engage and participate in negotiations and/or discussions with the person and/or its Representatives making the Acquisition Proposal including negotiating the terms of, but not entering into, a definitive agreement, with such person providing for such Superior Proposal if, prior to doing so, the Board of Directors of such party determines in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) failure to take such actions would be inconsistent with its fiduciary duties under applicable Law; provided that, prior to furnishing any confidential or nonpublic information or data or participating in any discussion, in each case, permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal providing for the same term with respect the confidentiality obligations as the Confidentiality Agreement and otherwise on terms that are not less favorable, in any material respect, to such party than the terms of the Confidentiality

Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Following the execution and delivery of this Agreement, each of the Company and Parent will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the execution of this Agreement with any person (other than the other parties and their respective Representatives in their capacity as such) with respect to any Acquisition Proposal and shall use its commercially reasonable efforts to (x) enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof and (y) within ten (10) Business Days after the date of this Agreement, request the return or destruction of any confidential information provided to any person (other than, in the case of the Company, confidential information provided to Parent, Parent Bank and their respective Representatives in their capacity as such and, in the case of Parent, confidential information provided to the Company, Company Bank and their respective Representatives in their capacity as such) pursuant to any such agreement.

(b) Notice of Acquisition Proposals. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each of the Company and Parent will promptly (and in any event within forty eight (48) hours) (i) advise the other following receipt of any Acquisition Proposal or any inquiry that could reasonably be expected to lead to an Acquisition Proposal including the material terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal and (ii) provide, if applicable, the other with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal. Thereafter, until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each of the Company and Parent will keep the other apprised of any related developments, discussions and negotiations on a reasonably current basis (and in no event later than forty eight (48) hours after the occurrence of any of the foregoing), including delivering to Parent any draft agreements received or delivered by or on behalf of the Company or any non-de minimis amendments to or non-de minimis revisions of the terms of such inquiry or Acquisition Proposal promptly (and in any event within forty eight (48) hours) following receipt or delivery thereof on behalf of the Company.

(c) No Recommendation Change. Subject to Section 6.14(d), (i) each of Parent and the Company and their respective Boards of Directors shall use their commercially reasonable efforts to obtain from the stockholders of Parent and Company, as applicable, the Requisite Parent Vote and the Requisite Company Vote, as applicable, including by communicating to the respective stockholders of Parent and Company its recommendation (and including such recommendation in the Joint Proxy Statement) that the stockholders of Company adopt this Agreement, in the case of the Company Board, or approve the Parent Share Issuance, in the case of the Parent Board (the “Company Board Recommendation” and the “Parent Board Recommendation,” respectively) and (ii) each of Parent and Company and their respective Boards of Directors shall not, and no committee of the Parent Board or the Company Board shall, (A) withhold, withdraw, modify or qualify, or propose to withhold, withdraw, modify or qualify, in a manner adverse to the other, the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of Company, (B) fail to make the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of

Company, in the Joint Proxy Statement, (C) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (D) fail to publicly and without qualification (1) recommend against any Acquisition Proposal or (2) reaffirm the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of Company, in each case within ten (10) Business Days or such fewer number of days as remains prior to the Parent Meeting or the Company Meeting, as applicable (it being understood that a party shall have no obligation to make such reaffirmation on more than two (2) separate occasions, except to the extent in connection with the exercise of the Match Right (as defined below in Section 6.14(d)), in which event such party shall be required to make such reaffirmation in connection with each separate exercise of such Match Right) after an Acquisition Proposal is made public or any request by the other to do so, (E) approve or recommend, or publicly propose to approve or recommend, or cause or allow the applicable party or any of its Affiliates to execute or enter into (or resolve or agree to take any of the foregoing actions with respect to), any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (1) constituting, or relating to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal or (2) requiring it (or that would require it) to abandon, terminate or fail to consummate this Agreement, the Mergers or the other transactions contemplated by this Agreement or (F) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

(d) Permitted Recommendation Change. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the receipt of the Requisite Parent Vote, in the case of Parent, or prior to the receipt of the Requisite Company Vote, in the case of the Company, either the Company Board or the Parent Board may make a Recommendation Change in response to (i) a Superior Proposal or (ii) an Intervening Event, in either case of (i) or (ii), only if the Parent Board or the Company Board, as applicable, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that (A) an Acquisition Proposal constitutes a Superior Proposal or that an Intervening Event has occurred and (B) the failure to effect a Recommendation Change in respect of such Superior Proposal or Intervening Event would be inconsistent with such Board of Directors’ fiduciary duties under applicable Law; provided, however, that none of the Company Board, the Company, the Parent Board or Parent shall make or be permitted to make a Recommendation Change unless: (1) it has complied in all material respects with, its obligations under this Section 6.14; (2) it gives the Company or Parent, as applicable, at least four (4) Business Days’ (the “Notice Period”) prior written notice (the “Determination Notice”) of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, its basis for determining that such Acquisition Proposal constitutes a Superior Proposal including the material terms and conditions of, and the identity of the person making, any such Acquisition Proposal, or any amendment or modification thereof or, in the event such action is taken in response to an Intervening Event, a reasonably detailed description of the Intervening Event); (3) during such Notice Period, it has considered and negotiated (and has caused its Representatives to consider and negotiate) with the other party in good faith (to the extent such other party desires to so negotiate) regarding any adjustments or modifications to the terms and conditions of this Agreement (the right of such other party to negotiate any adjustments or modifications to the terms and conditions of this Agreement, the “Match Right”); and (4) at the end of the Notice Period, it takes into account any amendment or modification to this Agreement proposed by the other party pursuant to the Match Right (it being understood that such other party shall not be required to propose any such amendment or modification) and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, again determines in good faith that, in the case of actions described in clause (i) above, such Acquisition Proposal continues to constitute a Superior Proposal and that, in case of actions described in either clause (i) or clause (ii) above, the failure to effect a Recommendation Change in respect of such Superior Proposal or Intervening Event would be inconsistent with the such Board of Directors’ fiduciary duties under applicable Law, as the case may be.

(i) In the event of any material revision to the terms or conditions of such Superior Proposal, it shall be deemed to be a new Superior Proposal for purposes of this Section 6.14(d) and the Company shall be required to deliver a new Determination Notice to Parent and to comply with the requirements of this Section 6.14(d) again with respect to such materially revised Superior Proposal, including a new Notice Period (provided that the Notice Period in respect of a revised Superior Proposal shall be (I) two (2) Business Days in respect of the first time such Superior Proposal is revised and triggers a new Determination Notice and (II) one (1) Business Day in respect of the second time such Superior Proposal is revised and triggers another Determination Notice, and the Notice Period shall remain at one (1) Business Day for any additional revisions of the Superior Proposal).

(e) Representative Breaches. It is agreed that any breach of the restrictions set forth in this Section 6.14 by any Representative of a party or any of such party’s Subsidiaries shall be a breach of this Section 6.14 by such party in each case solely to the extent such Representative was acting on behalf of such party or any of such party’s Subsidiaries.

(f) Rule 14d-9 and Rule 14e-2. Nothing contained in this Agreement shall prevent either the Company or Parent (or their respective Boards of Directors) from complying with Rule14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

(g) Defined Terms. As used herein,

(i) “Acquisition Proposal” means, with respect to Parent or the Company, as applicable, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (A) any acquisition or purchase, direct or indirect, of fifteen percent (15%) or more of the consolidated assets of a party and its Subsidiaries or fifteen percent (15%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than fifteen percent (15%) of the consolidated assets of such party; (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning fifteen percent (15%) more of any class of equity or voting securities of a party its Subsidiaries whose assets, individually or in the aggregate, constitute more than fifteen percent (15%) of the consolidated assets of such party; or (C) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party and/or its Subsidiaries whose assets, individually or in the aggregate, constitute more than fifteen percent (15%) of the consolidated assets such party; and

(ii) “Superior Proposal” means, with respect to Parent or the Company, as applicable, any unsolicited bona fide written Acquisition Proposal that did not result from or arise in connection with a breach in any material respect of Section 6.14 by such party and which the Board of Directors of such party determines, in good faith, after taking into account all legal, financial, regulatory, and other aspects of such proposal (including the amount and form, the financing thereof, any associated break-up or termination fees, including those provided for in this Agreement, expense reimbursement provisions, certainty of consummation and all conditions to consummation) and the person making the proposal, and after consulting with its financial advisor and outside legal counsel, is (i) more favorable from a financial point of view to such party’s stockholders than the transactions contemplated by this Agreement (taking into account any proposal by the other party to amend the terms of this Agreement pursuant to Section 6.14(d)) and (ii) if accepted, reasonably likely to be consummated on the terms set forth therein; provided, however, that for purposes of this definition of Superior Proposal, references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%).”

(iii) “Intervening Event” means any material effect, change, circumstance, event or occurrence that (A) was not known to the Parent Board or Company Board, as the case may be, on the date of this Agreement (or if known, the material consequences of which were not known to the Parent Board or Company Board, as the case may be, as of the date of this Agreement), and (B) that does not relate to or involve (I) any Acquisition Proposal, (II) any effect, change, circumstance, event or occurrence relating to the other party or any of its Subsidiaries unless it has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on such party, or (III) the mere fact, in and of itself, of the Company or Parent meeting, exceeding or failing to meet earnings projections or internal financial forecasts or changes after the date of this Agreement in the market price or trading volume of the common stock or credit rating of the Company or Parent (it being understood that the underlying cause of any of the foregoing in this clause (III) may be considered and taken into account in determining whether an Intervening Event has occurred to the extent not otherwise prohibited from such determination by this definition).

6.15 Public Announcements. Parent and the Company agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of Parent and the Company agrees that no public release, announcement, statement or other disclosure concerning this Agreement or the transactions contemplated hereby shall be issued by any of Parent, Merger Sub or the Company without the prior written consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), except in respect of any press release or public disclosure (i) required by Law or by obligations pursuant to any listing agreement with or rules of any securities exchange or (ii) the content and messaging of which is substantially similar to and is consistent with other such public disclosure previously made by Parent or the Company either on the date of this Agreement or following the date of this Agreement and in each case, in compliance with this Section 6.15.

6.16 Operating Functions. To the extent permitted by Law and upon Parent’s reasonable request and expense, the Company shall reasonably cooperate with Parent and Parent Bank in connection with (a) planning for the orderly combination of the Company and Parent Bank following the Effective Time and the operation of the Surviving Corporation and its Subsidiaries following the Effective Time and (b) preparing for the consolidation of appropriate operating functions to be effective at the Effective Time (but no earlier than the Effective Time) or such later date as Parent may decide. Each of Parent and the Company shall, at the expense of Parent, reasonably cooperate with the other party in preparing to execute conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with related service providers and other parties). Notwithstanding the foregoing, prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, including this Article VI, complete control and supervision over its and its Subsidiaries’ respective operations.

6.17 Takeover Statutes. None of the Company, Parent or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Mergers and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each of Parent and the Company and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary, so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.18 Assumption of Company Debt. Effective as of the Second-Step Effective Time, Parent and Parent Bank, as applicable, shall, to the extent permitted thereunder and required thereby, assume the due and punctual performance and observance of the covenants to be performed by the Company pursuant to the definitive documents governing the short-term and long-term borrowings set forth on Section 6.18 of the Company Disclosure Schedule, and the due and punctual payment of the principal of such borrowings (and premium, if any) and interest thereon. In connection therewith, (a) Parent and the Company shall, and shall cause Parent Bank and the Company Bank respectively to, cooperate in respect of executing and delivering any supplemental indentures, if applicable, and (b) the Company shall execute and deliver any officer’s certificates or documents of similar nature, and shall work with its Representatives to seek to obtain any opinions of counsel that may be reasonably requested by the trustee thereof and that are, in each case, required to make such assumption effective as of the Second-Step Effective Time.

6.19 Cybersecurity.

(a) As promptly as reasonably practicable after the date of this Agreement, (i) the Company shall engage a systems consultant at its own cost and expense (the “Company’s Systems Consultant”) to review the Company’s systems, which consultant shall be an independent third party reasonably acceptable to Parent, and (ii) Parent shall engage a systems consultant at its own cost and expense (“Parent’s Systems Consultant” and, with the Company’s Systems Consultant, referred to herein as the “Systems Consultants” collectively, or individually as a “Systems Consultant”) to review Parent’s systems, which consultant shall be an independent third party reasonably acceptable to the Company. Each Systems Consultant, once so engaged, shall (x) conduct an examination and review of the Company’s Systems or Parent’s Systems, as applicable, for the purpose of identifying any cybersecurity deficiencies, weaknesses or vulnerabilities (including any deficiencies, weaknesses or vulnerabilities relating to (A) unauthorized access, disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (B) prevention and mitigation of risks of cybersecurity breaches and attacks) in the Company’s Systems or Parent’s systems, as applicable, by assessing the matters set forth in Section 6.19 of the Company Disclosure Schedule or in Section 6.19 of the Parent Disclosure Schedule, as applicable and (y) prepare and deliver a written report that assesses the matters described in clause (x) in a form to be approved by Parent and the Company following the date of this Agreement but on or prior to the Closing Date (the “Systems Reports”), which report, subject in each case to the respective Systems Consultant’s reasonable ability to meet such deadlines, shall be dated no earlier than January 15, 2026 and no later than March 15, 2026. Each of the Company and Parent shall deliver to the other its respective Systems Report as promptly as reasonably practicable following receipt and review of such Systems Report from its Systems Consultant, but in any event no later than five (5) Business Days following receipt of such Systems Report.

(b) Each of the Company and Parent shall use its respective commercially reasonable efforts to, prior to Closing, remediate any material weaknesses, deficiencies or vulnerabilities identified in the applicable Systems Report.

6.20 Exemption from Liability Under Section 16(b). The Company and Parent agree that, in order to most effectively compensate and retain those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), both prior to and after the Effective Time, it is desirable that the Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by Law in connection with the conversion of shares of Company Common Stock and the Company Equity Awards in the First-Step Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.20. Assuming the Company delivers to Parent in a reasonably timely fashion prior to the Effective Time accurate information regarding Company Insiders, each of the Parent Board and the Company Board (or, in lieu of either the Parent Board or Company Board, a committee of non-employee directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) of such Board), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of the Company) any dispositions of Company Common Stock or the Company Equity Awards by the Company Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock by any Company Insiders who, immediately following the Mergers, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by Law.

6.21 Investment Agreement.

(a) Parent shall not amend or modify, or grant any waiver of any terms or conditions under, the Investment Agreement without the prior written consent of the Company; provided that, notwithstanding anything to the contrary set forth herein, Parent may, without the consent of the Company, amend or modify the Investment Agreement as may be necessary, in response to any request or comment from any Governmental Entity, in order to satisfy the condition set forth in Section 1.2(b)(i)(2) of the Investment Agreement; provided, further, that no such amendment shall be adverse to the Company in any respect without the Company’s prior written consent.

(b) Prior to Closing, subject to Section 6.21(d), each of Parent and Company shall, and shall cause its respective Subsidiaries, and its and their respective Representatives to, reasonably cooperate in a timely manner in connection with the Equity Financing and any other financing arrangement the parties mutually agree in writing to seek in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, reasonably cooperate with Parent in a timely manner by (i) providing such information and assistance as Parent, its Subsidiaries or their respective Representatives may reasonably request (including by providing such cooperation and assistance as may be reasonably requested in connection with the preparation of any investor presentations or other offering materials in connection with the Equity Financing), (ii) granting such access to documents and other information as may be reasonably necessary for due diligence with respect to such financing efforts, (iii) participating in a reasonable but limited number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to such financing efforts (each of which may be attended via teleconference or virtual meeting platforms), (iv) providing reasonable assistance to Parent for the preparation of pro forma financial information and projections in connection with such financing, and (v) giving Parent or its Representatives such opportunities to discuss the business, financial condition and results of operations of the Company and its Subsidiaries with the Company’s independent accountants as may be reasonably necessary for due diligence with respect to such financing efforts.

(c) Notwithstanding anything to the contrary in this Agreement, the assistance contemplated in Section 6.21(b) shall not (i) unreasonably interfere with the normal operations of the Company or any of its Subsidiaries or, (ii) (A) require the taking of any action in respect of any Equity Financing to the extent that such action would cause any condition to Closing set forth in Article VII to fail to be satisfied by the Termination Date or otherwise result in a breach of this Agreement by the Company or any of its Subsidiaries or (B) require the Company or any of its Subsidiaries to waive or amend any terms of this Agreement, (iii) require the Company or any of its Subsidiaries to take any action that would conflict with or violate any of its organizational documents, any applicable Law or fiduciary duty, or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Company Contract or any license, franchise, permit or authorization to which the Company or any of its

Subsidiaries is a party, (iv) require the Company or any of its Subsidiaries to execute any Contract or any other letter, agreement, document or certificate the effectiveness of which is not expressly conditioned upon the occurrence of the Effective Time (other than customary management letters or any payoff letter or supplemental indenture and any customary certificates required in connection therewith), (v) require the Company or any of its Subsidiaries to enter into any agreement or commitment in connection with any Equity Financing that is effective prior to the Effective Time (other than customary management letters or payoff letters, supplemental indentures and related documents), (vi) result in the Company or its Subsidiaries, including any employee, officer or director of the Company or any of its Subsidiaries incurring any actual or potential personal liability with respect to any matters relating to any Equity Financing other than out-of-pocket costs and expenses that are reimbursed by Parent prior to the Effective Time, (vii) provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege or contravene any applicable Law, or violate any of the confidentiality provisions of any confidentiality agreement or Company Contract, of the Company or any of its Subsidiaries, (viii) require the Company or any of its Subsidiaries to change any fiscal period, (ix) require the Company or any of its Subsidiaries to authorize any corporate action with respect to any Equity Financing prior to the Effective Time, except for such corporate action that is conditioned on the occurrence of the Effective Time (and only by their respective directors, managers or other Persons holding similar positions at the Company or any of its Subsidiaries who are expected to continue to hold such positions following the Effective Time), (x) require the Company or any of its Subsidiaries or any of their respective Representatives to provide any legal opinion or other opinion of counsel, (xi) require the Company or any of its Subsidiaries to pay any commitment fee or other fee or payment to obtain consent or incur any liability with respect to or cause or permit any liens to be placed on any of its assets in connection with any Equity Financing prior to the Effective Time, (xii) require the Company to take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Equity Financing, the definitive documents related to any Equity Financing or any information utilized in connection therewith (in each case except following the Effective Time) other than out-of-pocket costs and expenses that are reimbursed by Parent prior to the Effective Time, or (xiii) require the Company or any of its Representatives to prepare or provide, or provide assistance in the preparation of, any additional financial statements, information, projections or other financial information other than pro forma financial information and projections described in Section 6.21(b) above and other than information that is otherwise prepared by the Company in the ordinary course of business.

(d) Without limiting the foregoing and subject in all cases to Section 6.2(c), Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable and under its control to consummate the Equity Financing on the terms and conditions set forth in the Investment Agreement, including using its commercially reasonable efforts to (i) satisfy in all material respects on a timely basis all conditions and covenants under the control of Parent in the Investment Agreement and otherwise comply with its obligations thereunder (including executing and delivering all agreements ancillary to the Equity Financing, and providing all closing deliverables set forth in the Investment Agreement at the time required to do so pursuant to the terms of the Investment Agreement), (ii) in the event that all conditions in the Investment Agreement have been satisfied, consummate the Equity Financing prior to or concurrently with the consummation of the Mergers and (iii) in the event of any actual or potential breach, default, invalid termination or repudiation by the Investor under the Investment Agreement, pursue all remedies available under or in connection with such Investment Agreement (including, for the avoidance of doubt, seeking specific performance of the Investors’ obligations). In the event Parent recovers any monetary damages from the Investor pursuant to the Investment Agreement, Parent shall remit to the Company, after deducting the amount of the Reverse Termination Fee (as defined below) that has been or is concurrently being paid by Parent to the Company and Parent’s out-of-pocket fees, costs and expenses (including attorneys’ fees) incurred by Parent in order to recover such monetary damages, an amount equal to fifty percent (50%) of the remaining recoveries. Parent shall give Company prompt (and, in any event, at least five (5) Business Days’ prior) written notice of (i) gaining actual knowledge of any breach or default by it or the Investor under the Investor Agreement and (ii) the receipt of any written notice or other written communication from the Investor or Parent with respect to any actual, potential or claimed breach, default, termination or repudiation by the Investor or Parent of any provision of the Investment Agreement.

(e) In the event that this Agreement is terminated in accordance with its terms, Parent shall, promptly upon request by the Company (and, in any event, within ten (10) days), reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorney’s fees) incurred by the Company or any of its Subsidiaries in order to comply with its obligations under Section 6.21(b). Parent shall indemnify, defend and hold harmless the Company, its Subsidiaries and each of their respective Representatives from, against and in respect of any and all claims, debts, losses, costs, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities (“Losses”) resulting from, or that exist or arise, in connection with such cooperation under Section 6.21(b), except to the extent such claims, debts, losses, costs, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities directly result from the gross negligence or willful misconduct of such indemnified Persons. The Company and its Subsidiaries shall use commercially reasonable efforts to mitigate any Losses in respect of the foregoing matters upon and after becoming aware of any event that would reasonably be expected to give rise thereto; provided that (i) Parent shall reimburse the Company and its Subsidiaries for any costs or expenses incurred in the course of such mitigation and (ii) the failure to mitigate any Losses shall not be deemed a breach of this Section 6.21 or affect the rights of the Company, its Subsidiaries and each of their respective Representatives to indemnification in respect of such Losses pursuant to this Section 6.21. In the event of any Action for which the Company or its Subsidiaries are seeking indemnification pursuant to this Section 6.21(e), the Company or its applicable Subsidiary shall promptly notify Parent, and Parent shall be required to assume control of the defense of such Action at its own cost and expense; provided that in no event shall failure to give timely notice to Parent affect the Company’s right to indemnification under this Section 6.21(e) unless and only to the extent such delay actually materially prejudices Parent. The Company shall be entitled to participate in such defense at its own expense, provided that the Company’s defense costs (including reasonable attorney’s fees) shall be reimbursed by Parent in the event the Company determines with the advice of counsel that there may be one or more legal defenses available to it that are different from or additional to those available to Parent or that a conflict of interest between the Company and Parent exists in respect of such Action. In no event shall Parent settle any Action or consent to the entry of any Order with respect to a matter that is or may be the subject of an indemnification claim pursuant to this Section 6.21(e) unless such settlement or Order shall include as an unconditional term the full and unconditional release of the Company, its Subsidiaries, and each of their respective Representatives from all liability with respect to the matters that are subject to such Action or Order and otherwise shall have been approved by the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed). This Section 6.21(e) shall survive any termination of this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the parties to effect the Mergers shall be subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by all parties hereto at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. (i) The Parent Share Issuance shall have been approved by the stockholders of Parent by the Requisite Parent Vote and (ii) this Agreement shall have been adopted by the stockholders of the Company by the Requisite Company Vote.

(b) NASDAQ Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c) Requisite Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) no Governmental Entity shall have imposed, and no Requisite Regulatory Approval shall contain, any Materially Burdensome Regulatory Condition.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. (i) No Order issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Mergers, the Bank Merger, the Parent Share Issuance or any of the other transactions contemplated by this Agreement shall be in effect; and (ii) no Law shall have been enacted, entered, promulgated or enforced (which remains in effect) by any Governmental Entity that prohibits or makes illegal consummation of the Mergers, the Bank Merger, the Parent Share Issuance or any of the other transactions contemplated by this Agreement.

(f) Equity Financing. The Equity Financing shall have been consummated, or will be consummated concurrently, with the Closing.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Mergers are also subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the Company set forth in Sections 3.2(a), 3.7 and 3.8(a) (in each case after giving effect to the lead in to Article III) shall be true and correct in all respects (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date).

(ii) The representations and warranties of the Company set forth in Sections 3.1(a), (other than the third sentence of 3.1(a)), 3.1(b)(i) (but only to the extent it relates to the Company Bank), 3.1(b)(iii) (but only to the extent it relates to the Company Bank), 3.3(a), 3.3(b)(i) (but only to the extent it relates to the Company or the Company Bank) and 3.3(c) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but after giving effect to the lead in to Article III) shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date).

(iii) All other representations and warranties of the Company set forth in this Agreement (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but after giving effect to the lead in to Article III) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date); provided that, for purposes of this clause (iii), such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(iv) Parent shall have received a certificate, dated as of the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company with respect to the foregoing clauses (i) through (iii).

(b) Performance of Obligations of the Company. The Company shall have performed and complied with (i) in all material respects the covenants and agreements required by this Agreement to be performed and complied with by it at or prior to the Closing Date (except for the covenants and agreements set forth in Section 6.19(b)) and (ii) the covenants and agreements required by Section 6.19(b) to be performed and complied with by it at or prior to the Closing Date, except, in the case of this clause (ii), where the failure to so perform or comply, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Material Adverse Effect on the Company. Parent shall have received a certificate, dated as of the Closing, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

(c) Tax Opinion. Parent shall have received the written opinion of Simpson Thacher & Bartlett LLP (or another nationally recognized tax counsel), in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing at the Effective Time, the Mergers shall together qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent, the Company and Merger Sub, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Mergers is also subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of Parent set forth in Sections 4.2(a), 4.3(f), 4.7 and 4.8(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct in all respects (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date).

(ii) The representations and warranties of Parent set forth in Sections 4.1(a) (other than the third sentence of 4.1(a)), 4.1(b)(i) (but only to the extent it relates to Parent Bank), 4.1(b)(iii) (but only to the extent it relates to Parent Bank), 4.1(e) (clause (i) only), 4.3(a), 4.3(b), 4.3(c) and 4.3(d)(i) (but only to the extent it relates to Parent, Merger Sub and Parent Bank) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but after giving effect to the lead in to Article IV) shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date).

(iii) All other representations and warranties of Parent set forth in this Agreement (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but after giving effect to the lead in to Article IV) shall be true and correct in all respects of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date); provided that, for purposes of this clause (iii), such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct has had, or would reasonably be expected to have, individually or in the aggregate a Material Adverse Effect on Parent.

(iv) The Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent with respect to the foregoing clauses (i) through (iii).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed and complied with (i) in all material respects the covenants and agreements required by this Agreement to be performed or complied with by them at or prior to the Closing Date (except for the covenants and agreements set forth in Section 6.19(b)) and (ii) the covenants and agreements required by Section 6.19(b) to be performed or complied with by them at or prior to the Closing Date, except, in the case of this clause (ii), where the failure to so perform or comply, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Material Adverse Effect on Parent. The Company shall have received a certificate, dated as of the Closing, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

(c) Tax Opinion. The Company shall have received the written opinion of Hughes Hubbard & Reed LLP, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing at the Effective Time, the Mergers shall together qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent, the Company and Merger Sub, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of the Requisite Parent Vote or the Requisite Company Vote:

(a) by mutual consent of Parent and the Company in a written instrument;

(b) by either Parent or the Company, if (i) any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Mergers or the Bank Merger or the other transactions contemplated hereby and such denial has become final and nonappealable or (ii) any Governmental Entity shall have issued a final and nonappealable Order or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated hereby, in each case, unless the failure to obtain a Requisite Regulatory Approval shall be principally due to the failure of the party seeking to terminate this Agreement pursuant to this Section 8.1(b) to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Parent or the Company, if the Mergers shall not have been consummated on or before September 29, 2026 (the “Termination Date”), unless the failure of the Closing to occur by the Termination Date shall be principally due to the failure of the party seeking to terminate this Agreement pursuant to this Section 8.1(c) to perform or observe the covenants and agreements of such party set forth herein; provided that the Termination Date may be extended by either Parent or the Company for an additional three (3) months by written notice to the other party if the Mergers shall not have been consummated by such date and on such date the conditions set forth in Section 7.1(c) have not been satisfied or waived and each of the other conditions set forth in Article VII have been satisfied, waived or remain capable of being satisfied; provided, further that if the Condition Satisfaction Date occurs before the Termination Date, and the Termination Date would otherwise occur before the date on which the Closing is to occur pursuant to Section 1.2, then the Termination Date shall be automatically extended to the second (2nd) Business Day after which Closing is to occur pursuant to Section 1.2; provided, further that, if the non-terminating party has formally commenced litigation to seek specific performance pursuant to Section 9.12, then the Termination Date shall be automatically extended to the second (2nd) Business Day after the date on which such litigation is dismissed (with all appeals exhausted (or, if all appeals have not been exhausted, to the date that is the tenth (10th) Business Day after the date on which such litigation is dismissed, unless the non-terminating party has formally commenced an appeal of such dismissal as of such date)) or on which a final nonappealable Order is entered by a Governmental Entity with respect to such litigation; provided, further, that in the event Parent has the right to cure an Equity Financing Breach as described in Section 8.1(h)(ii), the Termination Date shall be automatically extended to the second (2nd) Business Day after the Extended Target Closing Date;

(d) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent or Merger Sub, in the case of a termination by the Company, which breach or failure to be true, individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within forty (40) days following written notice to the Company, in the case of a termination by Parent, or to Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by either Parent or the Company, if either (i) the Parent Meeting shall have concluded and the Requisite Parent Vote shall not have been obtained or (ii) the Company Meeting shall have concluded and the Requisite Company Vote shall not have been obtained;

(f) by the Company, prior to the receipt of the Requisite Parent Vote, if (i) Parent or the Parent Board shall have, in response to a Superior Proposal, made a Recommendation Change that is permitted by this Agreement pursuant to the terms and conditions of Section 6.14, (ii) Parent or the Parent Board shall have made a Recommendation Change that is in response to an Intervening Event or is not permitted by this Agreement or (iii) Parent or the Parent Board shall have breached any of its obligations under Section 6.4 or Section 6.14 in any material respect;

(g) by Parent, prior to the receipt of the Requisite Company Vote, if (i) the Company or the Company Board shall have, in response to a Superior Proposal, made a Recommendation Change that is permitted by this Agreement pursuant to the terms and conditions of Section 6.14, (ii) the Company or the Company Board shall have made a Recommendation Change that is in response to an Intervening Event or not permitted by this Agreement or (iii) the Company or the Company Board shall have breached any of its obligations under Section 6.4 or Section 6.14 in any material respect;

(h) by the Company, if either:

(i) (x) (1) all of the conditions to Closing set forth in Section 7.1 (other than Section 7.1(f) (and Section 7.1(c) solely to the extent such condition is not satisfied as a result of the Equity Financing not being funded)) and Section 7.2 have been satisfied or, to the extent permitted by applicable Law, waived in writing (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver in writing of such conditions at Closing), (2) all of the conditions to consummate the Equity Financing set forth in the Investment Agreement have been satisfied or, to the extent permitted by applicable Law, waived in writing, other than those conditions set forth in Section 1.2(b)(i)(5) of the Investment Agreement related to the satisfaction of Section 7.1(c) solely to the extent such condition is not satisfied as a result of the Equity Financing not being funded (other than those conditions that by their terms are to be satisfied at the consummation of the Equity Financing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver in writing of such conditions at the consummation of the Equity Financing) and (3) the Investor has notified Parent and the Company that the Investor is ready, willing and able to consummate the Equity Financing if the Closing occurs on the Target Closing Date, (y) the Company has notified Parent in writing that the Company is ready, willing and able to consummate the Closing if the Investor has not rescinded the notice in the foregoing clause (3) on the Target Closing Date and (z) the Closing does not occur on or before the Target Closing Date; or

(ii) (x) all of the conditions to Closing set forth in Section 7.1 (other than Section 7.1(f) (and Section 7.1(c) solely to the extent such condition is not satisfied as a result of the Equity Financing not being funded)) and Section 7.2 have been satisfied or, to the extent permitted by applicable Law, waived in writing (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver in writing of such conditions at Closing), (y) (i) one or more of the Investor’s conditions precedent to consummate the Equity Financing set forth in the Investment Agreement is not satisfied (other than those conditions set forth in Section 1.2(b)(i)(5) of the Investment Agreement), (ii) such failure of the condition to be satisfied is principally due to, directly caused by or a direct result of

Parent’s breach of this Agreement or the Investment Agreement (an “Equity Financing Breach”), (iii) the Investor has notified Parent in writing of such Equity Financing Breach, and (iv) Parent fails to cure such Equity Financing Breach by the close of business on the Business Day immediately preceding the Extended Target Closing Date, and (z) the Closing does not occur on or before the Extended Target Closing Date;

(i) by the Company, if either

(i) (x) all of the conditions to Closing set forth in Section 7.1 (other than Section 7.1(f) (and Section 7.1(c) solely to the extent such condition is not satisfied as a result of the Equity Financing not being funded)) and Section 7.2 have been satisfied or, to the extent permitted by applicable Law, waived in writing (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver in writing of such conditions at Closing), (y)(1) all of the Investor’s conditions to consummate the Equity Financing set forth in the Investment Agreement have been satisfied or, to the extent permitted by applicable Law, waived in writing, other than those conditions set forth in Section 1.2(b)(i)(5) of the Investment Agreement related to the satisfaction of Section 7.1(c) solely to the extent such condition is not satisfied as a result of the Equity Financing not being funded (other than those conditions that by their terms are to be satisfied at the consummation of the Equity Financing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver in writing of such conditions at the consummation of the Equity Financing) and (2) the Investor breaches its obligation to consummate the Equity Financing on the Target Closing Date, and (z) the Closing does not occur on or before the Target Closing Date; or

(ii) (x) all of the conditions to Closing set forth in Section 7.1 (other than Section 7.1(f) (and Section 7.1(c) solely to the extent such condition is not satisfied as a result of the Equity Financing not being funded)) and Section 7.2 have been satisfied or, to the extent permitted by applicable Law, waived in writing (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver in writing of such conditions at Closing), (y) one or more of the Investor’s conditions precedent to consummate the Equity Financing set forth in the Investment Agreement (other than those conditions set forth in Section 1.2(b)(i)(5) of the Investment Agreement) is not satisfied in any manner other than as described in Section 8.1(h)(ii)(y) above, and (z) the Closing does not occur on or before the Target Closing Date;

For purposes of this Agreement, the term “Target Closing Date” shall mean the date Closing would have been required to occur pursuant to Section 1.2 if this Agreement did not include the conditions set forth in Section 7.1(f) and, solely to the extent a Requisite Regulatory Approval is contingent upon receipt of the Equity Financing, those set forth in Section 7.1(c); and the term “Extended Target Closing Date” shall mean the last Business Day of the calendar month following the month in which the Target Closing Date was to occur.

(j) by the Company, if the Company Board so determines by a vote of a majority of the members of the Company Board within a one (1) day following the Determination Date, if both of the following conditions are satisfied, such termination to be effective on such date:

(i) the Parent Market Value on the Determination Date is less than $15.81; and

(ii) the number obtained by dividing the Parent Market Value on the Determination Date by the Initial Parent Market Value is less than the number obtained by dividing (A) the Final Index Price by (B) the Initial Index Price minus 0.20.

For purposes of this Agreement, the following terms shall have the following meanings:

(iii) The “Determination Date” means the date that is two (2) Business Days immediately preceding the Closing Date.

(iv) The “Final Index Price” means the volume weighted average trading price of the Index, for the thirty-five (35) consecutive trading days immediately preceding the Determination Date.

(v) The “Index” means the KBW Nasdaq Regional Banking Index or, if such Index is not available, such substitute or similar Index as substantially replicates the KBW Nasdaq Regional Banking Index.

(vi) The “Index Ratio” means the Final Index Price divided by the Initial Index Price.

(vii) The “Initial Index Price” means the volume weighted average trading price of the Index on the date of this Agreement.

(viii) The “Initial Parent Market Value” means $19.76, adjusted as indicated in the last sentence of this Section 8.1(j) as set forth below.

(ix) The “Parent Market Value” means, as of any specified date, the average of the volume weighted average trading price of a share of Parent Common Stock as reported on the NASDAQ for the thirty-five (35) consecutive trading days immediately preceding such specified date.

If the Company elects to exercise its termination right pursuant to this Section 8.1(j), it shall promptly (and in any event no later than one (1) Business Day following the Determination Date) notify Parent in writing of such election. If Parent or any company belonging to the Index declares or effects a stock dividend, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or similar change in capitalization between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately and equitably adjusted for the purposes of applying this Section 8.1(j).

The party desiring to terminate this Agreement pursuant to clauses (b), (c), (d), (e), (f), (g), (h), (i) or (j) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions of this Agreement pursuant to which such termination is effected.

8.2 Effect of Termination.

(a) In the event of any termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective affiliates or any of their respective Representatives shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.3(b), Section 6.21(d) (solely with respect to Parent’s obligation to remit certain recoveries from the Investor to the Company), Section 6.21(e), this Section 8.2 and Article IX (other than Section 9.12) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages (A) arising out of fraud or any willful breach of any provision of this Agreement or (B) pursuant to Section 9.11(b) (including the Company’s rights to seek damages as set forth in Section 9.11(b)(ii)(B)), subject to Section 9.11(c).

(b)

(i) In the event (A) that after the date of this Agreement and prior to the termination of this Agreement, one or more bona fide Acquisition Proposals shall have been communicated to or otherwise made known to the Board of Directors or senior management of the Company (only in the case of a termination pursuant to Section 8.1(d)) or shall have been made directly to the stockholders of the Company or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Company Meeting) an Acquisition Proposal, in each case, with respect to the Company, (B) thereafter, this Agreement is terminated by (x) Parent pursuant to Section 8.1(d) as a result of a willful breach of this Agreement or (y) either party pursuant to Section 8.1(e)(ii) and (C) prior to the date that is nine (9) months after the date of such termination, the Company either (1) enters into a definitive agreement in respect of an Acquisition Proposal or (2) consummates a transaction with respect to an Acquisition Proposal, in each case, with any person or affiliate of any person that made any of the Acquisition Proposals described above, then the Company shall, (xx) in event this Agreement is terminated by Parent pursuant to Section 8.1(d), pay Parent, on the earlier of the sixtieth (60th) day after the date it enters into such definitive agreement (regardless of whether a transaction is consummated) and the date such transaction is consummated, by wire transfer of same-day funds, a fee equal to $21,431,924 (the “Termination Fee”) or (yy) in event this Agreement is terminated by either party pursuant to Section 8.1(e)(ii), pay Parent (aa) on the fourteenth (14th) day after the date it enters into such definitive agreement (regardless of whether a transaction is consummated), by wire transfer of same-day funds, fifty percent (50%) of the Termination Fee (which shall be non-refundable) and (bb) on the date such transaction is consummated (if consummated) even if such transaction is consummated after the expiration of the nine (9) month period referenced above, by wire transfer of same-day funds, the remaining fifty percent (50%) of the Termination Fee; provided that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “fifteen percent (15%)” shall instead refer to “fifty percent (50%)”.

(ii) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(g)(ii) or (iii), then the Company shall pay Parent, by wire transfer of same-day funds, the Termination Fee within fourteen (14) days of the date of termination.

(iii) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(g)(i), then Parent shall only be entitled to receive a Termination Fee pursuant to this Section 8.2(b)(iii) if Parent delivers the written notice of termination to the Company no later than 11:59 p.m. Eastern Time on the tenth (10th) Business Day after Parent receives all material documents and materials provided to the Company Board in connection with the Company Board’s determination to effect such Recommendation Change (provided that the Company may reasonably redact information solely to the extent such information is subject to attorney-client privilege) and if Parent so timely provides such written notice of termination then such Termination Fee shall be paid by the Company to Parent, by wire transfer of same-day funds, within fourteen (14) days of the date of termination.

(c)

(i) In the event (A) that after the date of this Agreement and prior to the termination of this Agreement, one or more bona fide Acquisition Proposals shall have been communicated to or otherwise made known to the Board of Directors or senior management of Parent (only in the case of a termination pursuant to Section 8.1(d)) or shall have been made directly to the stockholders of Parent or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Parent Meeting) an Acquisition Proposal, in each case, with respect to Parent, (B) thereafter, this Agreement is terminated by (x) the Company pursuant to Section 8.1(d) as a result of a willful breach of this Agreement or (y) either party pursuant to Section 8.1(e)(i) and (C) prior to the date that is nine (9) months after the date of such termination, Parent either (1) enters into a definitive agreement in respect of an Acquisition Proposal or (2) consummates a transaction with respect to an Acquisition Proposal, in each case, with any person or affiliate of any person that made any of the Acquisition Proposals described above, then Parent shall, (xx) in event this Agreement is terminated by the Company pursuant to Section 8.1(d), pay the Company, on the earlier of the sixtieth (60th) day after the date it enters into such definitive agreement (regardless of whether a transaction is consummated) and the date such transaction is consummated, by wire transfer of same-day funds, the Termination Fee or (yy) in event this Agreement is terminated by either party pursuant to Section 8.1(e)(i), pay the Company (aa) on the fourteenth (14th) day after the date it enters into such definitive agreement (regardless of whether a transaction is consummated), by wire transfer of same-day funds, fifty percent (50%) of the Termination Fee (which shall be non-refundable) and (bb) on the date such transaction is consummated (if consummated) even if such transaction is consummated after the expiration of the nine (9) month period referenced above, by wire transfer of same-day funds, the remaining fifty percent (50%) of the Termination Fee; provided that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “fifteen percent (15%)” shall instead refer to “fifty percent (50%)”.

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(f)(ii) or (iii), then Parent shall pay the Company, by wire transfer of same-day funds, the Termination Fee within fourteen (14) days of the date of termination.

(iii) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(f)(i), then the Company shall only be entitled to receive a Termination Fee pursuant to this Section 8.2(c)(iii) if the Company delivers the written notice of termination to Parent no later than 11:59 p.m. Eastern Time on the tenth (10th) Business Day after the Company receives all material documents and materials provided to the Parent Board in connection with the Parent Board’s determination to effect such Recommendation Change (provided that Parent may reasonably redact information solely to the extent such information is subject to attorney-client privilege) and if the Company so timely provides such written notice of termination then such Termination Fee shall be paid by Parent to the Company, by wire transfer of same-day funds, within fourteen (14) days of the date of termination.

(iv) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(i), then Parent shall pay the Company, by wire transfer of same-day funds, a fee equal to $46,339,296 (the “Reverse Termination Fee”) within two (2) Business Days of the date of termination.

(d) Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Parent or the Company, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in an Order against the non-paying party for such amount or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if Parent or the Company, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was originally required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.

(e) Notwithstanding anything to the contrary herein, in no event shall either party be required to pay (i) the Termination Fee or Reverse Termination Fee more than once or (ii) both the Termination Fee and the Reverse Termination Fee.

(f) Without limiting any amount that may be payable by Parent or Company under Section 8.2, the Termination Fee or Reverse Termination Fee constitutes liquidated damages and not a penalty, and, except in the case of (i) fraud, (ii) a willful breach of any provision of this Agreement by the non-terminating party or (iii) assertion of the Company’s rights pursuant to Section 9.11(b), subject to Section 9.11(c), shall be the sole monetary remedy of Parent or the Company, as applicable, in the event of a termination of this Agreement; provided that, notwithstanding anything to the contrary contained in this Agreement, following a termination of this Agreement in accordance with its terms, the Company shall continue to have the right set forth in Section 6.21(d) to receive distributions of a portion of any monetary damages Parent recovers from the Investor pursuant to the Investment Agreement and shall continue to have the rights set forth in Section 6.21(e) regarding reimbursement for costs and expenses, indemnification by Parent for Losses in connection with cooperation under Section 6.21(b) and other rights expressly set forth therein.

(g) The election of either party to pursue an injunction, specific performance or other equitable relief pursuant to Section 9.12 shall not restrict, impair or otherwise limit such party from subsequently seeking to terminate this Agreement and seeking to collect the amount due pursuant to this Section 8.2 and/or from otherwise pursuing a claim for damages pursuant to Section 9.11(b) or the other provisions of this Agreement; provided, however, that under no circumstances shall such party be permitted or entitled to receive more than one of the following: (i) a grant of specific performance of the transactions contemplated hereby that results in the consummation of the Closing, (ii) the payment of the Termination Fee, (iii) the payment of the Reverse Termination Fee or (iv) an award of damages; provided, further, that notwithstanding anything to the contrary contained in this Agreement, following a termination of this Agreement in accordance with its terms, the Company shall continue to have the right set forth in Section 6.21(d) to receive a portion of any monetary damages Parent recovers from the Investor pursuant to the Investment Agreement and shall continue to have the rights set forth in Section 6.21(e) regarding reimbursement for costs and expenses, indemnification by Parent for Losses in connection with cooperation under Section 6.21(b) and other rights expressly set forth therein, which rights, for the avoidance of doubt, shall be available to the Company notwithstanding whether the Company receives a grant of specific performance, payment of the Termination Fee, payment of the Reverse Termination Fee or an award of damages pursuant to the terms of this Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants or other agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time (other than agreements or covenants contained herein and therein that by their express terms apply or are to be performed in whole or in part after the Effective Time, including Section 6.8 and Section 6.13).

9.2 Amendment. Subject to compliance with Law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Company Vote or the Requisite Parent Vote; provided, however, that after the receipt of the Requisite Parent Vote or the Requisite Company Vote, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires such further approval under Law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties.

9.3 Extension; Waiver. At any time prior to the Effective Time, the parties may, to the extent legally permitted, extend the time for the performance of any of the obligations or other acts of the other parties, waive any inaccuracies in the representations and warranties contained herein or in any document delivered by the other party pursuant hereto and waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that, after receipt of the Requisite Parent Vote or the Requisite Company Vote, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof that requires such further approval under Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with an obligation, covenant, agreement or condition.

9.4 Expenses. Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Mergers and the other transactions contemplated by this Agreement shall be borne fifty percent (50%) by Parent and fifty percent (50%) by the Company.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on (a) the date of delivery if delivered personally, (b) upon delivery if delivered by email (provided that no auto-generated error or non-delivery or similar message (except for any “out of office” message) is generated in response thereto), which delivery shall be deemed to occur on the date sent, if the email is sent during the recipient’s normal business hours, and shall be deemed to occur on the following business day at the recipient’s location, if the email is sent after the close of business for the recipient’s normal business hours, (c) the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (d) the earlier of confirmation of receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Company, to:

Flushing Financial Corporation

220 RXR Plaza

Uniondale, New York 11556

Attention: John Buran; Maria Grasso

Email: [REDACTED]@flushingbank.com

[REDACTED]@flushingbank.com

With a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza, 12th floor

Attention: Gary Simon; Ken Lefkowitz

Email: gary.simon@hugheshubbard.com;

ken.lefkowitz@hugheshubbard.com

and, if to Parent or Merger Sub, to:

OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

Attention: Christopher D. Maher

Email: [REDACTED]@oceanfirst.com

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Sven Mickisch; Matthew Nemeroff, Makala Kaupalolo

E-mail: Sven.Mickisch@stblaw.com; Matthew.Nemeroff@stblaw.com;

 Makala.Kaupalolo@stblaw.com

and, if to Mr. John Buran in respect of the rights and obligations set forth in Section 6.13:

Mr. John Buran

c/o OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

Attention: John Buran

Email: [REDACTED]@flushingbank.com

With a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza, 12th floor

Attention: Gary Simon; Ken Lefkowitz

Email: gary.simon@hugheshubbard.com;

ken.lefkowitz@hugheshubbard.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents, defined term index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. References to “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by law to be closed. As used herein, “knowledge of the Company” means the actual knowledge of any of the officers of the Company listed on the Section 9.6 of the Company Disclosure Schedule, and the “knowledge of Parent” means the actual knowledge of any of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedule. References to “ordinary course of business” means the ordinary course of business consistent with past practice of the applicable person. As used herein, (a) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (b) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (c) unless the context otherwise requires, “party” means a party to this Agreement irrespective of whether such term is followed by the word “hereto” or the words “to this Agreement”, (d) “made available” means any document or other information that was (i) included in the virtual data room of a party at least one (1) calendar day prior to the date of this Agreement or (ii) filed by Parent or the Company with the SEC and publicly available on EDGAR at least one (1) calendar day prior to the date of this Agreement, (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Mergers, the Bank Merger and Parent Share Issuance, (f) any reference to any statute, includes all amendments thereto and all rules and regulations promulgated thereunder, (g) “U.S.” means the United States of America, (h) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if” and (i) “willful breach” means a material breach of, or material failure to perform any of the covenants or other agreements contained in, this Agreement or the Investment Agreement, at applicable, that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under this Agreement and includes any failure to consummate the Closing at a time when such party is required to consummate the Closing. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not require any person to take any action, or fail to take any action, or otherwise restrict any action if to do so would violate any applicable Law or be inconsistent with any directive of any Governmental Entity.

9.7 Counterparts. This Agreement may be executed (including in any manner permitted by Section 9.15 of this Agreement) in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement, constitute the entire agreement among the parties and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement (including the exclusivity agreement between the parties). The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and the exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles that would apply the laws of a different jurisdiction.

(b) Each party agrees that it will bring any Action in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such Action in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such Action will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third Party Beneficiaries; Certain Remedies.

(a) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention of this Agreement shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

(b) This Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except (i) as otherwise expressly provided in Section 6.8 and Section 6.13 and (ii) (A) the rights of the Company, on behalf of the Company’s stockholders (each of which are third party beneficiaries of this Agreement to the extent required for this provision to be enforceable), and the rights of Parent, on behalf of Parent’s stockholders (each of which are third party beneficiaries of this Agreement to the extent required for this provision to be enforceable), to pursue specific performance as set forth in Section 9.12 and (B) the rights of the Company, on behalf of the Company’s stockholders (each of which are third party beneficiaries of this Agreement to the extent required for this provision to be enforceable), to pursue damages for the loss of the benefits of the transactions contemplated by this Agreement to the Company’s stockholders (i.e., the loss of the premium (if any) to which the Company’s stockholders would have been entitled), if (1) such damages arise out of a willful breach of this Agreement by Parent, or (2) such damages arise out of the facts and circumstances that are the basis of the Company’s termination of the Agreement pursuant to Section 8.1(h), it being agreed that in no event shall any stockholder of the Company or Parent be entitled to enforce any of their rights, or any of the party’s obligations, under this Agreement directly, but rather that (x) the Company shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the Company’s stockholders, and (y) Parent shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for Parent’s stockholders, and, with respect to clause (ii)(B) of this Section 9.11(b), the Company may retain any amounts obtained in connection therewith.

(c) For the avoidance of doubt, notwithstanding anything to the contrary, (i) the Company shall have the ability to collect those damages described in clause (ii)(B)(1) of Section 9.11(b) only if it is finally determined by a court of competent jurisdiction pursuant to a final non-appealable order that Parent willfully breached this Agreement, (ii) the Company shall have the ability to collect those damages described in clause (ii)(B)(2) of Section 9.11(b) only if it is finally determined by a court of competent jurisdiction pursuant to a final non-appealable order that this Agreement was terminated by the Company pursuant to and in accordance with the terms and conditions of Section 8.1(h), (iii) subject to Section 9.11(c)(iv), payment of the Reverse Termination Fee described in Section 8.2(c)(iv) shall be the sole and exclusive remedy of the Company in the event the Company terminates this Agreement pursuant to and in accordance with the terms and conditions of Section 8.1(i) and (iv) following a termination of this Agreement in accordance with its terms, the Company shall continue to have the rights set forth in Section 6.21(d) to receive distributions of a portion of any monetary damages Parent recovers from the Investor pursuant to the Investment Agreement and the rights set forth in Section 6.21(e) regarding reimbursement for costs and expenses, indemnification by Parent for Losses in connection with cooperation under Section 6.21(b) and other rights expressly set forth therein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this

Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Except as provided in Section 6.8 and Section 6.13, notwithstanding any other provision in this Agreement to the contrary, no consent, approval or agreement of any third-party beneficiary will be required to amend, modify or waive any provision of this Agreement.

9.12 Remedies; Specific Performance. Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a party of any one such remedy will not preclude the exercise of any other such remedy. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement (including the parties’ obligation to consummate the Mergers), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any Action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 4.32(b), 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable Law; provided that, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this Section 9.14 apply.

9.15 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall (and each party hereto shall cause its Subsidiaries and Representatives not to) raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any signed agreement or instrument entered into in connection with this Agreement, or any amendments or waivers hereto or thereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract, and each party hereto forever waives any such defense.

[Signature Pages Follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

OCEANFIRST FINANCIAL CORP.

By:	/s/ Christopher D. Maher
Name: Christopher D. Maher
Title: Chairman & Chief Executive Officer

APOLLO MERGER SUB CORP.

By:	/s/ Christopher D. Maher
Name: Christopher D. Maher
Title: Chairman & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

FLUSHING FINANCIAL CORPORATION

By:	/s/ John R. Buran
Name: John R. Buran
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Bank Merger Agreement

[Attached]

Exhibit B

Form of Company Support Agreement

[Attached]

Exhibit C

Form of Parent Support Agreement

[Attached]

Exhibit D

Surviving Entity Certificate

[Attached]

Exhibit E

Surviving Entity Bylaws

Exhibit 10.1

FORM

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of December 29, 2025 (this “Agreement”), is by and between Flushing Financial Corporation, a Delaware corporation (the “Company”), and the undersigned stockholder (the “Stockholder”) of OceanFirst Financial Corp., a Delaware corporation (“Parent”). Each of the Company and the Stockholder are sometimes referred to as a “Party” and collectively as the “Parties” in this Agreement. Capitalized terms used herein and not defined herein shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Parent and Apollo Merger Sub Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, on the terms and subject to the conditions set forth therein, (a) Merger Sub will merge with and into the Company (the “First-Step Merger”), with the Company surviving as a wholly-owned Subsidiary of Parent, (b) immediately thereafter, the Company, as the surviving corporation in the First-Step Merger, will merge with and into Parent (the “Second-Step Merger” and, together with the First-Step Merger, the “Mergers”), with Parent being the surviving corporation in the Second-Step Merger and (c) at the Effective Time, the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (subject to certain exceptions) will, without any further action on the part of the holder thereof, be automatically converted into the right to receive the Merger Consideration as set forth in the Merger Agreement;

WHEREAS, as of the date hereof and except as otherwise specifically set forth herein, the Stockholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of, has the sole right to dispose of and has the sole right to vote, the number of shares of Parent Common Stock set forth below the Stockholder’s signature on the signature page hereto (such shares of Parent Common Stock, together with any other shares of capital stock of Parent with respect to which record and/or beneficial ownership may be acquired by the Stockholder after the execution of this Agreement, whether acquired directly or indirectly, upon the exercise of options, conversion of convertible securities, warrants or otherwise, and any other securities issued by Parent that are entitled to vote on the approval of the Merger Agreement held or acquired by the Stockholder (whether acquired heretofore or hereafter), being collectively referred to herein as the “Shares”; provided that, “Shares” shall not include any such shares of capital stock of Parent over which the Stockholder exercises control as a trustee or in a similar fiduciary capacity (other than shares voted by the Stockholder as a trustee or in a fiduciary capacity on behalf of (i) a family member or (ii) affiliated entity of the Stockholder, in each case, which shares shall be included in Shares));

WHEREAS, receiving the Requisite Parent Vote is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as a condition and an inducement for the Company to enter into the Merger Agreement and incur the obligations set forth therein, the Company has required that (a) the

Stockholder enter into this Agreement and (b) certain other directors and officers of Parent enter into separate, substantially identical voting and support agreements with the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

Section 1. Agreement to Vote; Restrictions on Voting and Transfers.

(a) Agreement to Vote the Shares. Until the Expiration Time (as defined below), at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of Parent’s stockholders at which any of the following matters are to be voted on, however called, and on every action or approval by written consent of the stockholders of Parent with respect to any of the following matters, the Stockholder irrevocably and unconditionally hereby agrees to:

(i) appear at such meeting, in person or by proxy, or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating and establishing a quorum; and

(ii) vote or cause to be voted, in person or by proxy, all of such Shares (unless the Parent Board has made a Recommendation Change permitted by the Merger Agreement), (A) in favor of (I) the approval of the Parent Share Issuance (as defined in the Merger Agreement) by the affirmative vote of a majority of the votes cast by the holders of the shares of Parent Common Stock at the Parent Meeting and (II) the adjournment or postponement of the Parent Meeting, if (x) as of the time for which the Parent Meeting is originally scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Meeting or (y) on the date of the Parent Meeting, Parent has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Parent Vote; (B) against any Acquisition Proposal (without regard to the terms of such Acquisition Proposal) or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any agreement, amendment of any agreement or amendment of any organizational document (including the Parent Certificate and the Parent Bylaws), or any other action, in each case, that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage, frustrate or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of Parent contained in the Merger Agreement or of the Stockholder contained in this Agreement. The Stockholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a stockholder of Parent, to approve or adopt the Merger Agreement unless the Merger Agreement is terminated in accordance with its terms or if there has been a Recommendation Change permitted by the Agreement. Notwithstanding anything to the contrary in this Agreement, (1) this Section 1(a) shall not require any Stockholder to be present (in person or by proxy) or vote (or cause to be voted) any of its Shares to amend, modify or waive any provision of the Merger Agreement in a manner that extends the Termination Date (other than as

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permitted pursuant to the Merger Agreement) or otherwise adversely affects such Stockholder (in its capacity as a stockholder of Parent) in any material respect (each of the foregoing, an “Adverse Amendment”); and (2) each Stockholder shall remain free to vote (or execute consents or proxies with respect to) its Shares with respect to any matter not described in this Section 1(a), in any manner such Stockholder deems appropriate, including in connection with the election of directors of Parent.

(iii) For purposes of this Agreement, the term “Expiration Time” shall mean the earliest to occur of (A) a Recommendation Change pursuant to Section 6.14 of the Merger Agreement, (B) the Effective Time, (C) such time as the Merger Agreement is validly terminated in accordance with the terms of Article VIII of the Merger Agreement, (D) the termination of this Agreement by written agreement of all of the Parties, or (E) such time, if any, that an Adverse Amendment is approved by the stockholders of Parent and implemented.

(b) Restrictions on Transfers. Until the earlier of the receipt of the Requisite Parent Vote or the Expiration Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, assign, convey, transfer, pledge, grant a security interest in, encumber, tender in any tender or exchange offer, grant any option for the sale of, enter into any swap or other arrangement that hedges or transfers to another, or otherwise hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, in whole or in part, any of the economic consequences of ownership of, or enter into any agreement, arrangement, contract or understanding to take any of the foregoing actions with respect to (each, a “Transfer”), any Shares, other than a Transfer of Shares (i) by will or operation of law as a result of the death of the Stockholder, in which case, this Agreement shall bind the transferee, (ii) for bona fide estate planning purposes to the Stockholder’s (x) affiliates (as defined in the Merger Agreement) or (y) immediate family members (each, a “Permitted Transferee”), and (iii) as may otherwise by permitted by the Company in its sole discretion (subject to any restrictions or conditions imposed by the Company, in its sole discretion); provided that, as a condition to any such Transfer, such transferee shall be required to duly execute and deliver to the Company a joinder to this Agreement, substantially in the form set forth in Annex A to this Agreement. Any Transfer of Shares in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request Parent to notify Parent’s transfer agent that there is a stop transfer order with respect to all of the Shares owned by the Stockholder and that this Agreement places limits on the Transfer of the Stockholder’s Shares.

(c) Transfer of Voting Rights. Until the earlier of the receipt of the Requisite Parent Vote or the Expiration Time, the Stockholder shall not (i) deposit any of the Shares in any voting trust, (ii) grant any proxy or power of attorney or give instructions with respect to the voting of the Shares in any manner that is inconsistent with the terms of this Agreement or (iii) otherwise enter into any voting agreement or similar agreement, arrangement, contract or understanding in contravention of the obligations of the Stockholder hereunder with respect to any Shares.

(d) Acquired Shares. Any Shares or other voting securities of Parent with respect to which record and/or beneficial ownership is acquired by the Stockholder prior to the Expiration Time, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Shares or upon exercise or conversion of any securities of Parent, if any, after the execution hereof (in each case, a “Share Acquisition”)

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shall automatically become subject to the terms of this Agreement and shall be deemed “Shares” of such Stockholder for purposes of the application of the terms of this Agreement.

Section 2. Representations, Warranties and Covenants of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to the Company as follows:

(i) Power and Authority; Consents. The Stockholder has full capacity to execute and deliver this Agreement and fully understands the terms herein; if the Stockholder is a legal entity or trust, the Stockholder is duly organized, validly existing and in good standing in accordance with the Laws of its jurisdiction of formation, as applicable. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and the execution, delivery and performance of this Agreement by the Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Stockholder.

(iii) Binding Agreement. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

(iv) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s agreements, covenants and obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, arrangement, contract, instrument, understanding or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s properties or assets are bound, or any Law to which the Stockholder or the Stockholder’s property or assets are subject. Except for this Agreement or any pledges, liens or other security interests disclosed to the Company prior to the date hereof in an attachment to this Agreement, the Stockholder is not, and no controlled affiliate of the Stockholder is, a party to any voting agreement or trust or any other agreement, arrangement, contract, instrument or understanding with respect to the voting, transfer or ownership of any Shares. The Stockholder has not appointed or granted a proxy or power of attorney to any person (as defined in the Merger Agreement) with respect to any Shares.

(v) Ownership of Shares. Except for (x) restrictions in favor of the Company pursuant to this Agreement and (y) transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various States of the United States, the Stockholder (A) owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, security interest or other encumbrance or lien, and (B) has sole voting power and sole power of disposition with respect to

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the Shares with no restrictions, limitations or impairments on the Stockholder’s rights, powers and privileges of voting or disposition pertaining thereto, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the true, complete and correct number of the shares of Parent Common Stock beneficially owned by the Stockholder is set forth below the Stockholder’s signature on the signature page hereto (it being understood and agreed that such number does not include any securities beneficially owned by the Stockholder as a trustee or in a similar fiduciary capacity (other than shares voted by the Stockholder in a fiduciary capacity on behalf of (i) a family member or (ii) affiliated entity of the Stockholder)). [The Stockholder or, with respect to any Shares subject to a Lien, the lender or collateral agent, has possession of an outstanding certificate or outstanding certificates representing all of the Shares (other than Shares held in book-entry form or in street name) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.]1

(vi) Legal Actions. There is no Action pending against the Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other person, that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the ability of the Stockholder to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

(vii) Reliance. The Stockholder understands that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement, including the representations and warranties of the Stockholder set forth herein.

(b) Support Covenants.

(i) To the extent the Stockholder has acquired any additional Shares after the date of this Agreement, the Stockholder shall notify the Company of such number of additional Shares as soon as reasonably practicable prior to the date of the Parent Meeting.

(ii) From the date hereof until the Expiration Time, the Stockholder shall not intentionally take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, delaying, interfering with or adversely affecting the performance by the Stockholder of his or her obligations under this Agreement.

(iii) The Stockholder authorizes Parent and the Company to publish and disclose in any (A) announcement, filing, press release or other disclosure required by applicable Law and (B) periodic report, proxy statement or prospectus filed in connection with the

1.	Note to Draft: To be deleted if Stockholder does not hold Shares via certificate.

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transactions contemplated by the Merger Agreement, the Stockholder’s identity, ownership of the Shares and the terms of this Agreement (including the disclosure of this Agreement).

(iv) If the Stockholder has any Shares that are subject to a Lien, the Stockholder shall use commercially reasonable efforts not to take or cause any action that would, or would reasonably be likely to, result in a default or breach in respect of such Lien (or related agreement or pledge) to the extent such default or breach would result in the Stockholder ceasing to be able to perform any of its obligations under Section 1.

(c) Fiduciary Duties. The Stockholder is entering into this Agreement solely in its capacity as the record and/or beneficial owner of the Shares (including any additional Shares acquired after the date of this Agreement). Nothing in this Agreement or otherwise is intended to or shall limit or affect any actions taken by the Stockholder serving in such Stockholder’s capacity as a director or officer of Parent (or of a Subsidiary of Parent) or from complying with such Stockholder’s fiduciary duties or other legal obligations while acting in such capacity as a director or officer of Parent (or of a Subsidiary of Parent).

Section 3. Further Assurances. At the reasonable written request of the Company delivered to the Stockholder sufficiently in advance of the requested action and without further consideration, the Stockholder shall execute and deliver any additional documents and take any further action(s) as may be reasonably necessary or desirable to consummate and make effective the transactions contemplated hereby.

Section 4. Termination. The term of this Agreement shall commence on the date it is signed by the Parties and will terminate without further action by any of the Parties and shall have no further force or effect as of the Expiration Time; provided that this Section 4 and Section 5 shall survive any such termination indefinitely; provided, further, that no such termination or expiration shall prevent any Party from seeking any remedies (at Law or in equity) against any other Party for that Party’s breach of any of the terms of this Agreement prior to the date of termination.

Section 5. Miscellaneous.

(a) Expenses. All costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs, fees or expenses.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on (i) the date of delivery if delivered personally, (ii) upon delivery if delivered by email (provided that no auto-generated error or non-delivery or similar message (except for any “out of office” message) is generated in response thereto), (iii) the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (iv) the earlier of confirmation of receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the address of the applicable Party set forth below such Party’s signature on the signature pages hereto (or to such other address, number or email address as a Party may have specified by notice given to the other Party).

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(c) Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by a written instrument signed on behalf of each of the Parties.

(d) Extension; Waivers. The Parties may, to the extent legally permitted, extend the time for the performance of any of the obligations or other acts of the other Party, waive any inaccuracies in the representations and warranties contained herein or in any document delivered by the other Party pursuant hereto and waive compliance with any of the agreements or satisfaction of any conditions contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with an obligation, covenant, agreement or condition.

(e) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party; provided, however, that the Company may, without the consent of the Stockholder, assign any of its rights and delegate any of its obligations under this Agreement to any affiliate of the Company (provided that the Company shall remain liable for any failure of its obligations hereunder); and provided, further, that the Stockholder may assign its rights and delegate to a transferee receiving Shares in a Transfer performed in accordance with and subject to the terms and conditions of Section 1(b), the Stockholder’s obligations with respect to such transferred Shares. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective successors and permitted assigns.

(f) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any person (other than the Parties) any rights, powers, privileges or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(g) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, “group” (as such term is used in Section 13(d) of the Exchange Act), joint venture or any like relationship between the Parties.

(h) Entire Agreement. This Agreement constitutes the entire agreement among the Parties relating to the subject matter hereof and supersedes all prior agreements, arrangements, contracts or understandings, both written and oral, among the Parties with respect to the subject matter hereof.

(i) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such

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jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(j) Specific Performance. Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a Party of any one such remedy will not preclude the exercise of any other such remedy. The Parties hereto agree that the Company would incur irreparable damage if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the Company shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which the Company is entitled at law or in equity. The Stockholder will not, and will direct its Representatives not to, object to the Company seeking an injunction or the granting of any such remedies on the basis that the Company has an adequate remedy at law. The Stockholder hereby further waives (i) any defense in any Action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of this Agreement is brought by any Party against the other Party, the prevailing Party in such Action shall be entitled to recover all reasonable and documented costs, fees and expenses relating thereto (including reasonable attorneys’ fees and expenses and court costs) from the other Party, in addition to any other relief to which such prevailing Party may be entitled.

(k) Governing Law; Jurisdiction.

(i) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles that would apply the laws of a different jurisdiction.

(ii) Each Party agrees that it will bring any Action in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (A) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (B) waives any objection to laying venue in any such Action in the Chosen Courts, (C) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (D) agrees that service of process upon such Party in any such Action will be effective if notice is given in accordance with Section 5(b).

(l) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE

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EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (ii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(l).

(m) Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. Unless the context otherwise requires, the term “party” means a party to this Agreement irrespective of whether such term is followed by the word “hereto” or the words “to this Agreement”. The term “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. This Agreement shall not require any person to take any action, or fail to take any action, or otherwise restrict any action if to do so would violate any applicable Law or be inconsistent with any directive of any Governmental Entity.

(n) Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, (i) may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart and (ii) to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto shall (and each Party hereto shall cause its Subsidiaries and Representatives not to) raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any signed agreement or instrument entered into in connection with

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this Agreement, or any amendments or waivers hereto or thereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract, and each Party hereto forever waives any such defense.

(o) Certain Stockholder Matters. In this Agreement, references to a Stockholder which is a trust or similar entity shall be deemed to be to the relevant trust and/or the trustees thereof, solely to the extent acting in their capacities as such trustees, in each case as the context may require to be most protective of the Company, including for purposes of such Stockholder’s representations and warranties.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date first written above.

FLUSHING FINANCIAL CORPORATION

By:
Name: John R. Buran
Title: Chief Executive Officer

Flushing Financial Corporation
220 RXR Plaza
Uniondale, New York 11556
Attention: John Buran
Email: [REDACTED]@flushingsavings.com

with a copy to:

Hughes Hubbard & Reed LLP
One Battery Park Plaza, 12th floor
Attention: Gary Simon; Ken Lefkowitz
Email:	gary.simon@hugheshubbard.com;
ken.lefkowitz@hugheshubbard.com

[Signature Page to Voting and Support Agreement]

[STOCKHOLDER

By:
Name:
Title:]

Number of shares of Parent Common
Stock:

Address:

Email:

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Sven Mickisch; Matthew Nemeroff; Makala Kaupalolo
Email: Sven.Mickisch@stblaw.com;
Matthew.Nemeroff@stblaw.com; Makala.Kaupalolo@stblaw.com

[Signature Page to Voting and Support Agreement]

Annex A: Form of Joinder Agreement

The undersigned hereby agrees, effective as of the date hereof, to become a Party to that certain Voting and Support Agreement (the “Agreement”) dated as of [•], 2025 and as may be amended from time to time by and between Flushing Financial Corporation, a Delaware corporation (the “Company”), and [•], a stockholder (the “Stockholder”) of OceanFirst Financial Corp., a Delaware corporation (the “Parent”). Capitalized terms used but not defined in this Joinder Agreement shall have the meanings ascribed to such terms in the Agreement. A copy of the Agreement is attached to this Joinder Agreement as Exhibit A. The undersigned acknowledges and agrees that (a) the Shares Transferred to the undersigned shall continue to be subject to the Agreement, (b) as to such Shares, the undersigned shall be bound by the terms and restrictions of the Agreement and shall take such other actions and execute such other documents as the Company reasonably requests, and (c) for all purposes of the Agreement, the undersigned shall be included within the term “Stockholder”.

This joinder may not be amended or waived without the prior written consent of the Company and the undersigned. Sections 5(a), (b) and (e) – (n) of the Agreement are incorporated by reference herein, mutatis mutandis.

The physical address and email address to which notices may be sent to the undersigned are as follows:

Signature

Name:	[•]

Address:	[•]

Email:	[•]

Date: _________

Exhibit A to Form of Joinder Agreement: Voting and Support Agreement

See attached.

Exhibit 10.2

December 29, 2025

[Name]

Dear [•]:

This retention award agreement (this “Agreement”) is entered into by and between [•] (the “Executive”) and Flushing Financial Corporation (the “Company”) in connection with the Agreement and Plan of Merger by and among OceanFirst Financial Corp. (“Parent”), Apollo Merger Sub Corp., a wholly-owned subsidiary of Parent (“Merger Sub”) and the Company, dated as of December 29, 2025 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, and immediately thereafter, the Company will merge with and into Parent, with Parent being the surviving corporation (the “Mergers”) effective upon the effective time of the Mergers (the date on which the Mergers are consummated, the “Closing Date”).

1. Definitions and Effectiveness.

(a) Capitalized terms used but not defined in this Agreement have the meanings ascribed to them in the Amended and Restated Employment Agreement by and between the Company and the Executive, dated July [•], 2013 (the “Company Employment Agreement”).

(b) Notwithstanding anything to the contrary in this Agreement, this Agreement (including without limitation Appendix A hereto) will automatically terminate and be of no further force or effect and neither of the parties will have any further obligations hereunder (and the Executive shall have no entitlement to the Transaction Retention Payment and/or the Transition Retention Payment (as such terms are defined below)) in the event the Mergers do not occur and the Merger Agreement is terminated in accordance with its terms. In addition, notwithstanding anything to the contrary in this Agreement, if the Executive’s employment with the Company or Flushing Bank (the “Bank”), as the case may be, terminates for any reason before the Closing Date, this Agreement (including without limitation Appendix A hereto) will automatically terminate and be of no further force or effect and none of the parties will have any obligations hereunder (and the Executive shall have no entitlement to the Transaction Retention Payment and/or the Transition Retention Payment).

(c) No amount paid or due to the Executive under this Agreement shall be deemed to be in lieu of other compensation to which the Executive is entitled.

2. Retention Payments.

(a) Transaction Retention Payment. The Company (or the surviving company in the Mergers) shall pay the Executive a cash bonus of $[•] (the “Transaction Retention Payment”)1, in a single lump sum, less required tax withholding, on the first payroll following the Closing Date, subject to and conditioned on the Executive’s continued employment with the Bank or the Company (or the surviving company in the Mergers or any of its subsidiaries), as applicable, through the Closing Date.

1.	[Note: 50% of total award.]

(b) Transition Retention Payment. The Company (or the surviving company in the Mergers) shall pay the Executive a cash retention payment of $[•] (the “Transition Retention Payment”)2, in a single lump sum, less required tax withholding, on the (6) month anniversary of the Closing Date (the “Transition Retention Date”), subject to and conditioned on the Executive’s continued employment with the Bank or the Company (or the surviving company in the Mergers or any of its subsidiaries), as applicable, through the Transition Retention Date (except in the case of a Qualifying Termination as set forth in Section 2(c) below).

(c) Termination of Employment. The Transition Retention Payment set forth in Section 2(b) above shall be promptly paid by the Company (or the surviving company in the Mergers), in the event of a termination of the Executive’s employment on or after the Closing Date but prior to the Transition Retention Date (i) by the Bank and/or the Company (or the surviving company in the Mergers or any of its subsidiaries), as applicable, without Cause (as such term is defined in the Company Employment Agreement), (ii) on account of the Executive’s death or Disability (as such term is defined in the Company Employment Agreement), or (iii) by the Executive for Good Reason (as such term is defined below) (a “Qualifying Termination”). [For purposes of this Agreement, a Qualifying Termination shall include the termination of the Executive’s employment with the Company and the commencement of the Executive’s service as the non-executive chairman of the board of directors of Parent on the Closing Date.]3

(d) Definition of Good Reason. Solely for purposes of this Agreement, “Good Reason” means the occurrence of any of the following without the Executive’s prior written consent: (i) a reduction in the Executive’s annual base salary or annual target bonus opportunity as compared to the Executive’s annual base salary and annual target bonus opportunity as in effect immediately prior to the Closing Date, (ii) a relocation of the Executive’s principal place of employment from Queens County or Nassau County, New York, or (iii) a material adverse change made by the Company or the surviving company in the Mergers (or any of its subsidiaries) in the Executive’s authority, functions, duties, or responsibilities in the Executive’s position with the Bank, the Company or the surviving company in the Mergers (or any of its subsidiaries), as applicable, as compared to those in effect immediately following the Closing Date; provided, however, that to terminate the Executive’s employment for Good Reason, (x) the Executive must provide written notice to the Company or the surviving company in the Mergers, as applicable, of the existence of such circumstances providing grounds for termination for Good Reason within thirty (30) days of the initial existence of such grounds, (y) the Company or the surviving company in the Mergers, as applicable, must have at least thirty (30) days from the date on which such notice is provided to cure such circumstances, and (z) if not so cured within such thirty (30) day cure period, the Executive must resign from employment within thirty (30) days following expiration of the cure period.

(e) Pre-Payment and Recoupment. Notwithstanding anything to the contrary contained in this Agreement, the Company may (but shall not be obligated to) pay the Executive the full amount of the Transaction Retention Payment and the Transition Retention Payment, in a single lump sum, less required tax withholdings, prior to the occurrence of the Mergers in calendar year 2025. In such event, the Executive agrees to, and shall, repay to the Company (or the surviving company in the Mergers, as applicable) (i) an amount equal to the sum of the Transaction Retention Payment and the Transition Retention Payment (net of applicable Federal, state, and/or local income and employment taxes paid or payable by the Executive less any amount of such taxes actually recovered by the Executive (“Net of Taxes”)), in the event that the Executive would not have otherwise been entitled to such payments due to the termination of this Agreement pursuant to Section 1(b) above or the condition for payment set forth in Section 2(a) above not

2.	[Note: 50% of total award.]
3.	[Note: Applicable to President and CEO only.]

being satisfied, and (ii) an amount equal to the Transition Retention Payment (Net of Taxes), in the event that the Executive would not have otherwise been entitled to such payment due to the condition for payment set forth in Section 2(b) above not being satisfied (it being understood that the Executive shall not be required to repay the Transition Retention Payment in the event of the Executive’s Qualifying Termination as set forth in Section 2(c) above). Any such repayment shall be made by the Executive within sixty (60) days of the date such repayment obligation first arises. In addition, any obligation of the Executive to make a repayment under this Section 2(e) shall survive the termination of this Agreement.

3. Restrictive Covenants.

In consideration for the Transaction Retention Payment and the Transition Retention Payment provided for herein, the Executive agrees to the restrictive covenants contained in Appendix A to this Agreement (which are incorporated herein by reference).

4. Governing Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without reference to conflicts of law principles, except to the extent governed by federal law in which case federal law shall govern. Any dispute arising out of this Agreement may be resolved in any state or federal court located in the southern district of the State of New York, and the parties hereby accept such venue and submit to the personal jurisdiction of any such court.

5. Entire Agreement; Amendments.

Except as expressly set forth herein, this Agreement contains the entire agreement between the parties with respect to the Transaction Retention Payment and the Transition Retention Payment and supersedes any and all prior understandings, oral agreements or correspondence between the parties regarding the Transaction Retention Payment and the Transition Retention Payment. For the avoidance of doubt, nothing contained in this Agreement shall (or is intended to) affect any of the Executive’s rights under the Company Employment Agreement, the Amended and Restated Employment Agreement by and between the Bank and the Executive, dated July [•], 2013, and/or any other written agreement between the Executive and the Company and/or the Bank. This Agreement may not be altered, modified or amended except by written instrument signed by the parties.

6. Section 409A; Section 280G.

The parties intend that the benefits and rights provided under this Agreement be exempt from Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), and the provisions of this Agreement shall be construed in a manner consistent with that intent and the requirements for avoiding taxes or penalties under Section 409A. If either party believes, at any time, that any such benefit or right is subject to Section 409A but does not comply with Section 409A, it shall promptly advise the other parties and all parties shall negotiate reasonably and in good faith to amend or clarify the terms of such benefits and rights such that they do not violate Section 409A (with the intent and effect of avoiding any adverse economic effect for the Executive). No party, individually or in combination, may accelerate any payment or benefit that is subject to Section 409A, except in compliance with Section 409A and the provisions of this Agreement, and no amount that is subject to Section 409A shall be paid prior to the earliest date on which it may be paid without violating Section 409A. To the extent required to comply with Section 409A, no payment or benefit required to be paid under this Agreement on account of termination of the Executive’s employment shall be made unless and until the Executive incurs a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “separation” or like terms shall have the meaning set forth in Section 409A. For purposes of applying the provisions of Section 409A to this Agreement, each amount to be paid or benefit to be provided to the Executive pursuant to this Agreement, and each individual installment in a series of payments, shall be construed as a separate identified payment for purposes of Section 409A.

For the avoidance of doubt, any amounts payable to the Executive under this Agreement are intended to be included as “Total Payments” and taken into account in the determination of any “Gross-up Payment” for purposes of Section 11 of the Company Employment Agreement.

7. Miscellaneous.

The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision hereof, and this Agreement will be construed as if the invalid and unenforceable provision were omitted (but only to the extent that such provision cannot be appropriately reformed or modified).

Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto will survive such expiration or other termination to the extent necessary to carry out the intentions of the parties hereunder. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

[Signature Page Follows]

If this Agreement correctly describes our understanding, please execute and deliver a counterpart of this signature page, which will become a binding agreement on our receipt.

Sincerely,

FLUSHING FINANCIAL CORPORATION

By:
Name:
Title:

Accepted and Agreed

I hereby agree with and accept the terms and conditions of this Agreement:

Name: [•]

[Signature Page to Retention Award Agreement]

Appendix A

Restrictive Covenants

The Executive acknowledges and recognizes the highly competitive nature of the business of the Company and its subsidiaries and accordingly agrees, as follows:

1. Confidentiality.

(a) The Executive acknowledges that in carrying out the business of the Company and its subsidiaries, the Executive may learn confidential or proprietary information about the Company and its subsidiaries or third parties. Confidential or proprietary information includes, among other things, any nonpublic information concerning the Company or its subsidiaries, including their respective business, financial performance, marketing or strategic plans, customers, and product pricing information, as well as any nonpublic information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed (collectively, “Confidential Information”). For purposes of this Appendix A, Confidential Information does not include any information which (i) was or becomes generally available to the public other than as a result of a breach of this Appendix A by the Executive; (ii) was or becomes available to the Executive on a non-confidential basis prior to disclosure to the Executive by the Company, or any of its subsidiaries or any of their respective representatives; (iii) was or becomes lawfully available to the Executive on a non-confidential basis from sources other than the Company or any of its subsidiaries or any of their respective representatives, provided, however, that the Executive does not know that such sources are prohibited by contractual, legal or fiduciary obligation from transmitting the information; or (iv) is independently developed by the Executive outside the scope of the Executive’s employment with the Company and its subsidiaries and without the reliance on or use of any Confidential Information or materials or resources of the Company or its subsidiaries. The Executive agrees that at all times during the Executive’s employment with the Company and/or its subsidiaries and thereafter, the Executive shall not disclose any Confidential Information outside of the Company or its subsidiaries or use such information for the Executive’s own or someone else’s benefit. The Executive agrees that such Confidential Information may be disclosed within the Company or its subsidiaries only to those individuals who need the information to carry out their business responsibilities.

(b) The Executive is hereby notified, in accordance with the Defend Trade Secrets Act of 2016, 18 U.S.C. § 1833(b), that: (i) an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, in each case solely for the purpose of reporting or investigating a suspected violation of law; (ii) an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; and (iii) an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (A) files any document containing the trade secret under seal and (B) does not disclose the trade secret except pursuant to court order.

(c) Nothing contained in this Appendix A or otherwise in the Agreement limits, restricts or affects the Executive’s right or ability to: (i) communicate with any federal, state or local governmental agency or entity (“Governmental Agencies”) or with any official or staff person of any Governmental Agencies, concerning matters relevant to such Governmental Agency; (ii) cooperate with, comply with a subpoena from, or participate in an investigation conducted by a Governmental Agency; (iii) seek or receive an award for providing information to a Governmental Agency (including, but not limited to, a whistleblower award from the Securities and Exchange Commission under Section 21F of the Securities Exchange Act); or (iv) make a disclosure mandated by state or federal law. The Executive does not need the prior authorization of (or to give notice to) the Company regarding any such communication or disclosure.

2. Non-Solicitation.

(a) The Executive agrees that at all times during the Executive’s employment with the Company and/or its subsidiaries and for a period of [•] year[s]4 thereafter, the Executive will not, directly or indirectly, (i) solicit for employment, recruit or hire, or assist any other entity to solicit for employment, recruit or hire, either as an employee or a consultant, any employee, consultant or independent contractor of the Company or any of its subsidiaries who was an employee, consultant or independent contractor of the Company or any of its subsidiaries at any time during the 12 months preceding or following the termination of the Executive’s employment, (ii) induce or attempt to induce, or assist any other entity to induce or attempt to induce, any employee, consultant or independent contractor of the Company or any of its subsidiaries who was an employee, consultant or independent contractor of the Company or any of its subsidiaries at any time during the 12 months preceding or following the termination of the Executive’s employment, to terminate his or her employment with, or otherwise cease his or her relationship with, the Company or its subsidiaries; provided, however, that the restrictions on solicitation (other than the no hire restrictions) in this clause shall not apply to general solicitations of employment that are not specifically directed to employees, consultants or independent contractors of the Company or any of its subsidiaries, or (iii) solicit, interfere with, divert or take away or attempt to interfere with, divert, or take away, or assist any other entity to interfere with, divert or take away the business or patronage of (A) any of the clients, customers or accounts of the Company or any of its subsidiaries who were such at the time of the termination of the Executive’s employment, or (B) prospective clients, customers or accounts of the Company or any of its subsidiaries who were such at any time during the 12 months preceding the termination of the Executive’s employment (the entities listed in clauses (A) and (B) above are collectively referred to herein as the “Restricted Entities”).

(b) For purposes of this Appendix A, the term “solicit,” with respect to all means of communication other than communication facilitated by or through a social media website including, but not limited to, Facebook, X, YouTube, LinkedIn, or Pinterest, shall mean initiating any communication, whether written or oral. With respect to communication facilitated by or through a social media website such as those identified above, “solicit” shall mean initiating a connection, “inviting, “following”, requesting “friend” status, “liking”, joining any group, or initiating any communication whatsoever through the social media website, or any similar action.

(c) In order to help ensure adherence to the restrictions contained herein, the Executive agrees to “defriend”,” unfollow”, “remove connection”, or any other similar term, as the case may be, with respect to any and all Restricted Entities on any social media website on which the Executive has an account, and the Executive further agrees to allow the Company to review the social media websites on which the Executive has an account (in the Executive’s presence) to confirm such actions have been taken. The Executive further agrees to certify the Executive’s compliance with the foregoing obligation under oath to the Company upon request and the Executive’s failure or refusal to do so will entitle the Company to an inference that the Executive has violated or intend to violate the non-solicitation provisions set forth in this Appendix A.

4.	[Note: Non-solicit period of two years for President and CEO and one year for others.]

3. [Non-Competition. The Executive agrees that at all times during the Executive’s employment with the Company and/or its subsidiaries and for a period of two years thereafter, the Executive will not accept employment with, or perform services for, whether as an owner, employee, officer, director, independent contractor, agent, partner, advisor, or in any other capacity calling for the rendition of the Executive’s personal services, any bank that has any material operations that compete with the Company and its subsidiaries in the New York metropolitan area; provided, however, that the Executive shall not be prohibited from owning less than two percent (2%) of any publicly-traded corporation.]5

4. General Provisions.

(a) If, at any time, the provisions of this Appendix A shall be determined to be invalid or unenforceable, by reason of being vague or unreasonable as to area, duration or scope of activity, this Appendix A shall be considered divisible and shall become and be immediately amended to only such area, duration and scope of activity as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter; and the Executive agrees that this Appendix A as so amended shall be valid and binding as though any invalid or unenforceable provision had not been included herein.

(b) The Executive acknowledges and agrees that the restrictions contained in this Appendix A are reasonable and necessary protection of the immediate interests of the Company and its subsidiaries, and any violation of these restrictions would cause substantial injury to the Company and its subsidiaries and that the Company would not have entered into the Agreement without receiving the protective covenants contained in this Appendix A. In the event of a breach or a threatened breach by the Executive of any of the terms of this Appendix A, the Company will be entitled to an injunction restraining the Executive from such breach or threatened breach (without the necessity of providing the inadequacy as a remedy of money damages or the posting of bond); provided, however, that the right to injunctive relief will not be construed as prohibiting the Company from pursuing any other available remedies, whether at law or in equity, for such breach or threatened breach.

(c) In addition to any other rights or remedies available to the Company, any breach of these restrictions will result in an immediate forfeiture of the Executive’s right to the Transition Retention Payment and the Transaction Retention Payment and shall entitle the Company to recover any amounts of the Transition Retention Payment and/or Transaction Retention Payment previously paid to the Executive.

(d) The provisions of this Appendix A are not intended by the parties hereto to represent the exclusive covenants of such type applicable to the Executive, and, if applicable, will be in addition to all other similar covenants contained in any other written agreements entered into between the Executive and the Company.

(e) The Executive acknowledges that a successor in interest to the Company, including the surviving corporation in the Mergers, may enforce the rights set forth in this Exhibit A following the Mergers, without the consent of the Executive, and that the Company may, at its option, assign its rights to any successor or assign.

5.	[Note: Applicable to President and CEO only.]

Exhibit 10.3

December 29, 2025

[Name]

Dear [•],

As you know, Flushing Financial Corporation (“Flushing”) recently entered into an Agreement and Plan of Merger with OceanFirst Financial Corp. (“OceanFirst”), pursuant to which Flushing will merge with and into OceanFirst, with OceanFirst being the surviving corporation. The closing of the merger is expected to occur during 2026. In anticipation of the merger, the compensation committee and the board of directors of Flushing have authorized the accelerated payment to you of 85% of Flushing’s estimate of the annual bonus that you are expected to be entitled to for calendar year 2025 under the Flushing Financial Corporation Annual Incentive Plan for Executives and Senior Officers (the “AIP”).

Subject to your promptly signing and returning a copy of this letter agreement to Flushing, Flushing will pay you an amount equal to $[•] (the “Estimated Amount”), less required tax withholdings [and subject to applicable elective deferrals under the Supplemental Savings Incentive Plan], on or prior to December 31, 2025. As noted above, the Estimated Amount represents 85% of Flushing’s estimate of the annual bonus that you are expected to be entitled to for calendar year 2025 under the AIP. In the event, however, that Flushing subsequently determines that the applicable performance measures under the AIP for calendar 2025 have not been sufficiently achieved and the actual amount that you are entitled to under the AIP (the “Actual Amount”) is less than the Estimated Amount (the difference between the Estimated Amount and the Actual Amount, the “Shortfall Amount”), you shall repay to Flushing the Shortfall Amount (net of applicable Federal, state, and/or local income and employment taxes paid or payable by you less any amount of such taxes actually recovered by you) within sixty (60) days of the date that Flushing provides you with written communication of such repayment obligation. In addition, if your employment with Flushing and/or Flushing Bank, as applicable, terminates prior to the date that the bonus under the AIP for calendar year 2025 would have otherwise been paid to you under the terms of the AIP, then you shall repay to Flushing the entire Estimated Amount (net of applicable Federal, state, and/or local income and employment taxes paid or payable by you less any amount of such taxes actually recovered by you) within sixty (60) days of your termination of employment, to the extent that Flushing determines that you would not otherwise have been entitled to a bonus due to such termination of employment under the terms of the AIP as in effect on the date of this letter agreement.

If, however, Flushing subsequently determines that the Actual Amount of the bonus that you are entitled to under the AIP for calendar year 2025 is more than the Estimated Amount that was paid to you (the difference between the Actual Amount and the Estimated Amount, the “Top-Up Amount”), Flushing will pay you the Top-Up Amount, less required tax withholdings, at such time as the bonus under the AIP for calendar year 2025 would have otherwise been paid to you under the terms of the AIP, subject to and in accordance with the terms of the AIP.

Any amounts payable to you under the AIP (including without limitation the Estimated Amount), are subject to the applicable clawback and recoupment policies of Flushing as they may be in effect from time to time (including without limitation the Flushing Financial Corporation Incentive-Based Compensation Clawback Policy as it may be amended and/or restated from time to time).

This letter agreement may be amended only by an instrument in writing signed by the parties hereto. This letter agreement shall be governed by and construed in accordance with the laws of the state of New York, without regard to conflict of law principles that would result in the application of any law other than

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the law of the state of New York. This letter agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

[Signature page follows]

If this letter agreement correctly describes our understanding, please execute and deliver a counterpart of this signature page, which will become a binding agreement on our receipt.

Sincerely,

FLUSHING FINANCIAL CORPORATION

By:
Name:
Title:

[Signature page to Bonus Pre-Payment Letter]

Accepted and Agreed

I hereby agree with and accept the terms and conditions of this Agreement:

Name: [•]

[Signature page to Bonus Pre-Payment Letter]

Exhibit 10.4

December 29, 2025

[Name]

Dear [•],

As you know, pursuant to an Agreement and Plan of Merger by and among OceanFirst Financial Corp. (“Parent”), Apollo Merger Sub Corp., a wholly-owned subsidiary of Parent (“Merger Sub”), and Flushing Financial Corporation (the “Company”), dated as of December 29, 2025 (the “Merger Agreement”), Merger Sub will merge with and into the Company, and immediately thereafter, the Company will merge with and into Parent, with Parent being the surviving corporation (the “Mergers” and the date on which the closing of the Mergers occurs, the “Closing Date”).

Since Parent does not maintain any retiree health and/or welfare benefit plans, the Company and Flushing Bank (the “Bank”) have determined to terminate all of the retiree health and welfare benefit plans and obligations of the Company and the Bank, as further described below. This letter agreement (this “Agreement”) explains (1) the termination of the retiree health and welfare plans and obligations, (2) the one-time payment being offered to you, and (3) the release required from you in order to receive the one-time payment.

1. Termination of Retiree Health and Welfare Benefits.

Effective as of April 1, 2026, all retiree health and welfare plans and obligations of the Company and the Bank will terminate, including but not limited to the Flushing Bank Post-Retirement Health and Welfare Plan (the “PRWP”) and those contractual obligations contained in Section 7(b)(v) of your Employment Agreement, except that the retiree life obligations contained in Section 7(b)(v) of your Employment Agreement will terminate effective as of the date that you sign this Agreement (assuming that you do not revoke your agreement during the Revocation Period, as described in paragraph 4 below). Your “Employment Agreement” means the [•].

This means that, effective as of the applicable date of such plan and contractual obligation terminations (as described above), neither you nor your spouse (nor any of your other dependents) (nor your estate, in the case of your death) will have any further rights and/or entitlements to any retiree health or welfare benefits (including but not limited to any retiree medical, dental and/or life benefits) from the Company or the Bank, including but not limited to under the PRWP and/or Section 7(b)(v) of your Employment Agreement.

2. One-Time Payment & Recoupment.

In recognition of your service to the Company, the Company is offering you a one-time cash lump sum payment equal to $[•] (the “Payment”), less applicable tax withholdings. The Payment will be paid to you on or prior to December 31, 2025, subject to and conditioned on your timely execution of this Agreement (but should you revoke your agreement to this Agreement during the Revocation Period, you will be required to repay the Company the full Payment, as described in paragraph 4).

Notwithstanding the foregoing, you agree that:

2

•

if prior to the earlier of (i) the Closing Date and (ii) the date on which you are no longer covered by any group life insurance policy maintained by the Company and/or the Bank for active employees that provides benefits to your estate by reason of your death (other than pursuant to any bank-owned life insurance policies or agreements) (a “Flushing Active Group Life Insurance Policy”), your employment with the Company and/or the Bank, as applicable, terminates by reason of your death and your estate receives any proceeds from any such Flushing Active Group Life Insurance Policy, your estate shall repay to the Company all or a portion of the Retiree Life Amount (up to the amount of the proceeds that your estate receives from such other Flushing Active Group Life Insurance Policy but in no event more than the Retiree Life Amount). The “Retiree Life Amount” is an amount equal to $[•]; [and]

•

[if prior to April 1, 2026, your employment with the Company and/or the Bank, as applicable, terminates for any reason other than a reason that would entitle you to the retiree medical benefits under Section 7(b)(v) of your Employment Agreement, you shall repay to the Company the Retiree Medical Amount. The “Retiree Medical Amount” is an amount equal to $[•].]

Any such required repayment under this paragraph 2 shall be net of applicable Federal, state and/or local income and employment taxes paid or payable by you on the required repayment amount less any amount of such taxes actually recovered by you or, in the case of your death, your estate. In addition, any such required repayment under this paragraph 2 must be made by you or your estate (in the case of your death) within sixty (60) days of the date such repayment obligation first arises.

3. Certain Acknowledgments & Agreements.

You acknowledge and agree that, in each case, effective as of the applicable date of such plan and contractual obligation terminations (as described in paragraph 1 above), (i) you will no longer be covered by any retiree health and/or welfare plans or arrangements of the Company and/or the Bank (or any of their respective successors), including without limitation under the PRWP and/or Section 7(b)(v) of your Employment Agreement, (ii) neither you nor your spouse (nor any of your other dependents) (nor your estate, in the case of your death) will have any rights and/or entitlements to any retiree health and/or welfare benefits (including without limitation under the PRWP and/or Section 7(b)(v) of your Employment Agreement) from the Company and/or the Bank (or any of their respective successors), and (iii) you (on behalf of yourself and your spouse, dependents and estate) waive any rights to retiree health and/or welfare benefits from the Company and/or the Bank (or any of their respective successors) under the PRWP and/or Section 7(b)(v) of your Employment Agreement following the applicable date of such plan and contractual obligation terminations (as described in paragraph 1 above).

4. Release.

You acknowledge and agree that for and in consideration of the Payment, effective as of the applicable date of such plan and contractual obligation terminations (as described in this paragraph 1 above), you, for yourself and for your heirs, executors, administrators, trustees, legal representatives, successors and assigns (collectively the “Releasors”), hereby forever release, waive and discharge the Company and the Bank and any and all of the Company’s and the Bank’s past, present and future parent entities, subsidiaries, divisions, affiliates, related business entities, assets, employee benefit plans, successors and assigns, and any of their and/or the Company’s or the Bank’s past, present and future owners, directors, officers, attorneys, fiduciaries, agents, trustees, administrators, employees, successors and assigns, whether acting as agents for the Company or the Bank or in their individual capacities

3

(collectively referred to as the “Releasees”), from and against any and all claims, demands, causes of action, and liabilities of any kind whatsoever (upon any legal or equitable theory, whether based on any federal, state or local law, constitution, statute, ordinance, regulation, common law, court decision or otherwise), whether known or unknown, asserted or unasserted, which any of the Releasors ever had, now have, or hereafter may have against any of the Releasees in any way related to any plans, programs, agreements and/or arrangements of the Company and/or the Bank that provide retiree health and/or welfare benefits, including without limitation under the PRWP and Section 7(b)(v) of your Employment Agreement (the “Released Claims”). The release in this paragraph 4 includes a release of any of the Released Claims arising under the Age Discrimination in Employment Act (“ADEA”), as amended by the Older Workers Benefit Protection Act (“OWBPA”), and its implementing regulations. By signing this Agreement, you acknowledge and confirm that you: (i) have read and understand this Agreement; (ii) by this Agreement, have been advised in writing to consult with an attorney of your choice before signing this Agreement; (iii) have knowingly, freely, and voluntarily agreed to all of the terms and conditions in this Agreement, including, without limitation, the release in this paragraph 4; (iv) have received good and valuable consideration for signing this Agreement, which is in addition to anything of value you were otherwise entitled to receive; (v) were given at least twenty-one (21) days to consider the terms of this Agreement from the date that this Agreement was first provided to you and consult with an attorney of your choice, but you may sign it before the twenty-one (21) days expire; (vi) have seven (7) days after signing this Agreement to revoke the Agreement by delivering a notice of revocation to Ruth Filiberto (Executive Vice President/Director of Human Resources) at [REDACTED]@flushingbank.com before the end of this seven-day period (the “Revocation Period”); and (vii) understand that the release does not apply to rights and claims that may arise under ADEA or the OWBPA after you sign this Agreement. Any change whether or not material made to this Agreement following the date that this Agreement was first provided to you will not restart the running of the twenty-one (21) day consideration period. Notwithstanding anything to the contrary contained in this Agreement, if you revoke this Agreement during the Revocation Period, you shall promptly repay to the Company the full Payment. Each Releasee is intended to be a third-party beneficiary of the release of claims contained in this paragraph 4.

Notwithstanding the foregoing, the release contained in this paragraph 4 does not release, waive or discharge (and the Released Claims do not include), and nothing in this Agreement is intended to terminate (and the Company and/or the Bank and their respective successors will continue to be obligated to provide you with), (i) any continued health and welfare benefits that you may be entitled to under your Employment Agreement other than under Section 7(b)(v) thereof (for the avoidance of doubt, you will still be entitled to the health and welfare benefits under Section 7(b)(iv) of your Employment Agreement during the Severance Period (as such term is defined in the Employment Agreement)), (ii) any rights you may have as an active employee of the Company and/or the Bank (or any of their respective successors) for coverage under, or with respect to, any health and/or welfare plans, programs, agreements and/or arrangements (including without limitation those that provide medical, dental and or life coverages to active employees) that the Company and/or the Bank (or any of their respective successors) sponsor and/or maintain for active employees (and their eligible spouse and dependents) in accordance with their respective terms, (iii) any rights you may have to continued health coverage (for yourself or your eligible spouse and dependents) under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA), and/or (iv) any rights that you (or your estate) may have under any bank-owned life insurance (BOLI) policies and/or agreements with the Company and/or the Bank (or their respective successors).

5. Miscellaneous.

The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision hereof, and this Agreement will be construed as if the invalid and

4

unenforceable provision were omitted (but only to the extent that such provision cannot be appropriately reformed or modified).

This Agreement may be amended only by an instrument in writing signed by the parties hereto. This Agreement is binding on and is for the benefit of the parties hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. You may not assign, transfer, alienate, sell, pledge or encumber, whether voluntarily or involuntarily, or by operation of law, any of your rights under this Agreement.

This Agreement shall be governed by and construed in accordance with the laws of the state of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the state of New York. Any dispute arising out of this Agreement may be resolved in any state or federal court located in the southern district of the state of New York, and the parties herby accept such venue and submit to the personal jurisdiction of any such court. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes any prior understandings or agreements with respect thereto.

NOTHING IN THIS AGREEMENT SHALL BE CONSTRUED AS LIMITING THE ABILITY OF THE COMPANY AND/OR THE BANK TO AMEND AND/OR TERMINATE ANY EMPLOYEE BENEFIT PLAN, PROGRAM OR ARRANGEMENT AT ANY TIME, INCLUDING WITHOUT LIMITATION THE PRWP OR ANY OTHER PLAN, PROGRAM OR ARRANGEMENT PROVIDING RETIREE HEALTH AND/OR WELFARE BENEFITS.

Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto will survive such expiration or other termination to the extent necessary to carry out the intentions of the parties hereunder. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

YOU ACKNOWLEDGE AND AGREE THAT YOU HAVE FULLY READ, UNDERSTAND AND VOLUNTARILY ENTER INTO THIS AGREEMENT, YOU ACKNOWLEDGE AND AGREE THAT YOU HAVE HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF YOUR CHOICE BEFORE SIGNING THIS AGREEMENT, AND YOU FURTHER ACKNOWLEDGE THAT YOUR SIGNATURE BELOW IS AN AGREEMENT TO VOLUNTARILY GIVE UP ANY RIGHT WHICH YOU MAY HAVE TO BRING ANY CLAIMS AGAINST THE RELEASEES FOR ANY CLAIMS COVERED BY THE RELEASE CONTAINED IN PARAGRAPH 4.

[Signature page follows]

If this Agreement correctly describes our understanding, please execute and deliver a counterpart of this signature page, which will become a binding agreement on our receipt.

Sincerely,

FLUSHING FINANCIAL CORPORATION

By:
Name:
Title:

FLUSHING BANK

By:
Name:
Title:

[Signature Page to PRWP Release Agreement]

Accepted and Agreed

I hereby agree with and accept the terms and conditions of this Agreement:

Name: [•]

[Signature Page to PRWP Release Agreement]